Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, [redacted]
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

07026916

SUPPL

Contacts:
Ole Enger, CEO Sapa AB, tel. +4684595911
Svein Tore Holsether, CFO Sapa AB, tel. + 4795155222
Gabriella Ekelund, Communication Director, Sapa AB, tel. +46709530853
Rune Helland, SVP Investor Relations, Orkla ASA, tel.+4722544411

Date: 06.07.07

ORK – Information memorandum

Reference is made to Orkla's stock exchange notice as of 8. June 2007 regarding the agreement between Orkla and Alcoa to merge the two parties' soft alloy aluminium profile operations to form a leading global company.
Attached is the information memorandum in accordance with the rules of the Oslo Stock Exchange.

dlw 9/25

ORKLA

Information Memorandum

In connection with the combination of
the soft alloy aluminium profile businesses of

Orkla ASA

and

Alcoa Inc.

THIS INFORMATION MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES

July 6, 2007

Table of Contents

APPENDICES:

1 IMPORTANT INFORMATION

1.1 About this Information Memorandum

This information memorandum (the "Memorandum") has been prepared by Orkla ASA ("Orkla" or the "Company") in connection with the combination of the soft alloy aluminium profile operations of Orkla and Alcoa Inc. ("Alcoa"), respectively, and constitutes an information document in relation to section 3.5 of Oslo Børs' "Continuing Obligations for Listed Companies". The Oslo Stock Exchange has reviewed this Memorandum, but has not approved or disapproved it pursuant to the provisions of the Norwegian Securities Trading Act concerning prospectuses. Any information about Alcoa and its business in this Memorandum has been based on publicly available information or information otherwise available to Orkla. Consequently, Alcoa has not approved or disapproved this Memorandum, and has no responsibility for its contents.

This Memorandum has been prepared to provide a description of Orkla after the Combination. **No shares or other securities are being offered or sold in any jurisdiction pursuant to this Memorandum.**

This Memorandum is prepared solely in the English language.

Any reproduction or distribution of this Memorandum, in whole or in part, is prohibited. The distribution of this Memorandum in certain jurisdictions may be restricted by law. Orkla requires persons in possession of this Memorandum to inform themselves about, and to observe, any such restrictions.

The contents of this Memorandum are not to be construed as legal, business or tax advice. Each reader of this Memorandum should consult with his or her own legal, business or tax advisor as to legal, business or tax advice. If you are in any doubt about the contents of this Memorandum, you should consult your stockbroker, bank manager, lawyer, accountant or other professional adviser.

Investing in the Company's Shares involves certain risks. See section 4 "Risk Factors" below.

All statements other than statements of historical facts included in this Memorandum, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Various factors exist that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements, among other things, political, economic, financial or legal changes in the markets in which the Company operates, and competitive developments or risks inherent to the Company's business plans. Many of these factors are beyond the Company's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements. Neither the Company nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Memorandum will actually occur and you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements in this Memorandum reflect views held only as of the date of this Memorandum. Subject to any continuing obligations under applicable law, the Company disclaims any obligation or undertaking to disseminate after the date of the Memorandum any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

1.2 Incorporation by Reference

The Oslo Børs' "Continuing Obligations for Listed Companies" allow Orkla to "incorporate by reference" information in this Memorandum that has been previously filed with Oslo Børs (in its capacity as Norway's competent authority for the purposes of the Prospectus Directive) in other documents.

Orkla hereby incorporates the following documents by reference in this Memorandum:

- its Annual Report for the year ended December 31, 2006, which was filed with the Oslo Stock Exchange on March 23, 2007 (the "2006 Annual Report"), available at ww.newsweb.no/index.jsp?messageId=147290;
- its Annual Report for the year ended December 31, 2005, which was filed with the Oslo Stock Exchange on March 31, 2006 (the "2005 Annual Report"), available at www.newsweb.no/index.jsp?messageId=125077;
- its Annual Report for the year ended December 31, 2004, which was filed with the Oslo Stock Exchange on March 17, 2005 (the "2004 Annual Report"), available at ww.newsweb.no/index.jsp?messageId=104916); and
- its unaudited Interim Report for the first quarter of 2007, which was filed with the Oslo Stock Exchange on May 3, 2007 (the "2007 Q1 Report"), available at www.newsweb.no/index.jsp?messageId=150540.

The information incorporated by reference in this Memorandum should be read in connection with the cross-reference list below.

Except as provided above, no other information, including information on Orkla's website, is incorporated by reference into this Memorandum.

Cross Reference Table Relating to Information Incorporated by Reference

ANNEX I - MINIMUM DISCLOSURE REQUIREMENTS FOR THE SHARE REGISTRATION DOCUMENT	DOCUMENT/SECTION/PAGE
6.2. A description of the principal markets in which the issuer competes, including a breakdown of total revenues by category of activity and geographic market for each financial year for the period covered by the historical financial information.	2006 Annual Report pages 28 – 33 (note 1, "Segments") 2005 Annual Report pages 24 - 27 (note 1, "Segments") 2004 Annual Report pages 19 (note 1, "Revenues segment information – geographical markets")
12.1. The most significant recent trends in production, sales and inventory, and costs and selling prices since the end of the last financial year to the date of the registration document.	2007 Q1 Report
12.2. Information on any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the issuer's prospects for at least the current financial year.	2007 Q1 Report
20.1. Audited historical financial information covering the latest 3 financial years (or such shorter period that the issuer has been in operation), and the audit report in respect of each year. Such financial information must be prepared according to Regulation (EC) No 1606/2002, or if not applicable to a Member State national accounting standards for issuers from the Community. For third country issuers, such financial information must be prepared according to the international accounting standards adopted pursuant to the procedure of Article 3 of Regulation (EC) No 1606/2002 or to a third country's national accounting standards equivalent to these standards. If such financial information is not equivalent to these standards, it must be	2006 Annual Report pages 20 – 62 2005 Annual Report pages 18 – 49 2004 Annual Report pages 12 – 36

presented in the form of restated financial statements	
20.6.1 If the issuer has published quarterly or half yearly financial information since the date of its last audited financial statements, these must be included in the registration document. If the quarterly or half yearly financial information has been reviewed or audited, the audit or review report must also be included. If the quarterly or half yearly financial information is unaudited or has not been reviewed state that fact. The interim financial information must include comparative statements for the same period in the prior financial year, except that the requirement for comparative balance sheet information may be satisfied by presenting the years end balance sheet.	2007 Q1 Report
22. A summary of each material contract, other than contracts entered into in the ordinary course of business, to which the issuer or a member of the group is a party, for the two years immediately preceding publication of the registration document. A summary of any other contract (not being a contract entered into in the ordinary course of business) entered into by a member of the group which contains any provision under which any member of the group has any obligations or entitlement which is material to the group as at the date of the registration document.	2006 Annual Report page 51-53 (note 24 and 26, "Discontinued operations and assets held for sale")

1.3 Documents on Display

Copies of the following documents will be available for inspection free of charge at Orkla's website www.orkla.com and, during normal business hours, at the registered offices of Orkla at Karenslyst allé 6, 0278 Oslo, Norway for 12 months from the date of this Memorandum:

- Orkla's Articles of Association
- The historical financial information for Orkla and its subsidiary undertakings for each of the two financial years preceding the publication of this Memorandum
- Ernst & Young AS' independent assurance report on the compilation of the unaudited pro forma financial information included in Section 8.2 "Unaudited pro forma condensed financial information" of this Memorandum

1.4 Information sourced from third parties

In certain sections of this Memorandum, information sourced from third parties has been reproduced. In such cases, the source of the information is identified. Such third party information has been accurately reproduced. As far as the Company is aware, and is able to ascertain from information published by the relevant third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

2 DEFINITIONS

ACES 2006 Carve-out Financial Statements	The audited carve-out combined financial statements of Alcoa Custom Extruded Solutions as of and for the years ended December 31, 2006 and 2005 attached as Appendix A.
Alcoa	Alcoa Inc.
Alcoa Custom Extruded Solutions or ACES	Alcoa's soft alloy extrusion activities
Board	The board of directors of the Company
Combination	The combination of ACES and Sapa Profiles
Combination Agreement	The merger agreement of June 8, 2007 entered into among Sapa Holding, Alcoa, the Combined Company and Orkla entered into in respect of the Combination
Combined Company	Sapa AB
Company or Orkla	Orkla ASA
Group	The Company and its subsidiaries
IFRS	International Financial Reporting Standards
Memorandum	This Information Memorandum, dated July 6, 2007
Oslo Børs	Oslo Børs ASA
REC	Renewable Energy Corporation ASA
Sapa Holding	Sapa Holding AB (previously Sapa AB)
Sapa Group	Sapa Holding AB and its subsidiaries
Sapa Profiles	Sapa Holding's soft alloy extruded aluminium profiles business prior to the Combination
Shareholders' Agreement	The shareholders' agreement dated June 8. 2007 entered into among, *inter alia*, Sapa Holding and Alcoa in respect the Combined Company
US GAAP	Generally accepted accounting principles in the United States of America

3 SUMMARY

This summary highlights selected information that is described in greater detail elsewhere in this Memorandum. This summary does not contain all of the information included in this document. You should read the entire Memorandum and any other documents referred to in this Memorandum for a more complete understanding.

3.1 The Combination

Background for the Combination

On November 21, 2006, Alcoa and Orkla/Sapa Holding entered into a Letter of Intent regarding the combination of Alcoa's soft alloy extrusion activities ("Alcoa Custom Extruded Solutions" or "ACES") in North America[1] and Europe and Sapa Holding's corresponding profile activities ("Sapa Profiles"). Definitive agreements for the Combination were signed in Stockholm on June 8, 2007, and the Combination was completed the same day. Sapa Building Systems and Sapa Heat Transfer are excluded from the Combination, as are some of Alcoa's soft alloy extrusion activities in Russia, Brazil and the US.

The Combined Company will create value through close cooperation with its customers and efficient operations, and it is expected that the Combination of Orkla's and Alcoa's soft-alloy extrusion activities will create a more efficient and competitive business in a challenging commercial environment.

There are still significant growth opportunities for the Combined Company, especially in the important Asian markets where the Combined Company currently has insignificant or no presence.

Orkla's aluminium profile businesses prior to the Combination

The Sapa Group engages in the development, production, and marketing of profiles, systems, components, and strip based on aluminium. It principally offers three product lines: profiles, building systems, and heat transfer strips. The company produces extruded aluminium profiles, and offers processing and surface-treating services. The processes include cutting, bending, CNC processing, hydroforming, fusion welding, friction stir welding, anodizing and coating. The Sapa Group supplies building systems based on aluminium profiles, which are used in windows, doors, facades and glass roofing systems. The company produces aluminium strip that are adapted in various heat exchangers, including radiators, heaters, oil coolers, charge-air coolers and air-conditioning systems, mainly in automotive applications. It also specializes in welding rolled strip for vehicle heat exchangers based on rolled strip. In addition, the company produces profiles used in carriage structures, such as side panels, and profiles used in the interior, in luggage racks, and coolers and cabinets for mobile telephone base stations. It serves retailers, engineering industry, domestic and office appliances, transport industry, construction industry, and telecommunication industry. The Sapa Group was founded in 1963 and is based in Stockholm, Sweden.

The company markets its products in Western Europe, Eastern Europe, North America and Asia.

Sapa Profiles has extrusion plants in 13 countries including: Belgium, China, Denmark, France, Germany, Lithuania, the Netherlands, Poland, Portugal, Slovakia, Sweden, the UK and the US. Sapa Profiles has about 6,000 employees.

Alcoa's aluminium profile businesses prior to the Combination

Alcoa's operations consist of six worldwide segments: Alumina, Primary Metals, Flat-Rolled Products, Extruded and End Products, Engineered Solutions, and Packaging and Consumer.

Before the Combination, ACES was part of Alcoa's Extruded and End Products segment. ACES manufactures aluminium soft alloy profiles, some of which are further fabricated into a variety of end products. The end-user markets include the building and construction, distribution, aerospace, automotive, and commercial transportation markets. Products manufactured by ACES are sold directly to customers and through distributors.

[1] Including Mexico

ACES offers aluminium extrusions for automotive or aerospace applications, commercial transportation profiles, building and construction systems, heat sinks for electronic components, micro extrusions, industrial products or other end products.

ACES has developed over the years through acquisitions (primarily Alumax, Inespal, Alumix and Reynolds) and greenfield development.ACES has nine operating locations in the United States, of which the Cressona, PA location is the largest by revenues. ACES also operates a single plant in Mexico. ACES' European Operations has twelve production locations. The European Operations has two facilities in the Netherlands, four in Spain, three in Italy and one each in the UK, Romania and Hungary.

ACES has approximately 6,400 employees.

The business that Alcoa is contributing to the Combined Company has, in the past, not been organised as independent legal entities. Combined financial statements for 2006 and 2005 have been prepared for ACES in accordance with US GAAP and based on the carve-out presentation described in Note B to the ACES 2006 Carve-out Financial Statements included in Appendix A. This entails, among other things, the use of a number of assumptions and allocations, which means that these financial statements may not reflect the actual results that would have been achieved if the business had been organised as an independent legal entity and may not be indicative of the results of operations, financial position and cash flows in the future. The financial statements have been prepared on a historical cost basis and do not include the effects of the combination with Sapa Profiles.

The table below include ACES' selected carve-out combined financial information as of and for the years ended December 31, 2006 and 2005, in accordance with US GAAP. The selected carve-out combined financial information as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from the ACES 2006 Carve-out Financial Statements and the related notes included in Appendix A. The information in this table is only a summary and the financial information therein should be read in conjunction with and is qualified in its entirety by reference to ACES 2006 Carve-out Financial Statements and the related notes included in Appendix A. Based on the unadjusted ACES 2006 Carve-out Financial Statements, the income before taxes on income, interest expenses depreciation and amortization and restructuring charges (approximation to EBITDA before restructuring charges) was about MUSD 99 in 2006.

Condensed and consolidated statements of operations

	Year ended December 31,	
USD 1,000	**2006**	**2005**
Revenues	2,471,740	2,080,169
Costs and expenses	2,451,192	2,089,485
Income (Loss) before taxes on income	20,548	(9,316)
Provisions for taxes on income	8,077	9,280
Net income (Loss)	12,471	(18,596)

Condensed Balance Sheets

	31 December	
USD 1,000	**2006**	**2005**
Total assets	1,087,665	934,034
Total liabilities	431,251	348,365
Total enterprise capital	656,414	585,669
Total Liabilities and Enterprise Capital	**1,087,665**	**934,034**

Cash flow statements

USD 1,000	Year ended December 31, 2006	2005
Cash from operations	63,021	86,418
Cash from (used for) financing activities	5,547	(21,855)
Cash used for investing activities	(71,200)	(65,778)
Net change in cash and cash equivalents	(1,902)	(2,026)
Cash and cash equivalents		
Beginning of year	5,259	7,285
End of year	3,357	5,259

Structure of the Combination

In the Combination, the Sapa Group and Alcoa contributed their respective businesses as non-cash contributions in the form of shares and receivables to the Combined Company in exchange of shares in the Combined Company. Orkla undertook no financial transactions in the form of capital contributions, loans or issue of new equity capital in connection with the creation of the Combined Company. The Combination entailed only a marginal change in Orkla's net interest-bearing liabilities.

As consideration for the Sapa Profiles and ACES businesses, the Combined Company has issued shares to the Orkla and Alcoa affiliates which have become shareholders in the Combined Company. The division of ownership in the Combined Company has provisionally been fixed at 54% for Orkla and 46% for Alcoa. In accordance with the Combination Agreement, the final division of ownership interests will be calculated on the basis of Orkla's and Alcoa's respective contributions to adjusted EBITDA for the twelve month period ended May 31, 2007, subject to certain adjustments to the EBITDA to reflect, for example, differences in accounting. Following the final division of ownership, Orkla shall hold a minimum of 50.1% of the Combined Company. The final division of ownership will be determined when audited figures for the first five months of 2007 are available.

The Combined Company

The Combined Company will be a subsidiary of Sapa Holding, which is a wholly-owned subsidiary of Orkla. The Sapa Group's Heat Exchanger and Building System businesses will continue to be wholly-owned by Sapa Holding.

Organizationally, the Combined Company will continue to build on the decentralized business model of Sapa Profiles. As an example, there will be separate country organizations in all important European markets. The sales and marketing function for the country will be reporting to the sales managers. However, due to the Pan-European footprint of some customers or a need for highly specialized application or technology support, some customers will be served through segment organizations or key account managers.

The Combined Company's board of directors consists of six members: Dag J. Opedal (Chairman), Paul D. Thomas, Rudolph P. Huber, Barbara S. Jeremiah, Hilde Myrberg and Anders G. Carlberg.

The Combined Company's executive management comprises the following individuals: Ole Enger (President and CEO), Svein Tore Holsether (CFO), Karl Forster (Vice President Technology and R&D), Henrik Östberg (Vice President, Corporate Strategy), Paul Hogg (Vice President, Human Resources), Gabriella Ekelund (Communications Director), Paul Warton (Business Area President North Europe), Tor Gule (Business Area President South Europe), Arne Rengstedt (Business Area President Central Europe), Jack Miller (Business Area President North America) and Marius Grönningsaeter (Vice President, Corporate Business).

3.2 The Company

Business Overview

Organizational chart



Orkla
Orkla Branded Consumer Goods
Orkla Aluminium Extrusion
Orkla Materials
Orkla Associates *
Orkla Financial Investments
Orkla Foods
Orkla Brands
The Sapa Group
Elkem
Borregaard
REC
Jotun
Hjemmet Mortensen
Portfolio
Real Estate
Orkla Finans

Orkla Foods is a leading developer, marketer and supplier of food products in the Nordic region, and has established a presence in Central and Eastern Europe, Russia and India. The division supplies the grocery, catering and industrial markets. Orkla Foods' operations comprise the following product categories: pizza/pies, ready meals, beverages, sauces, vegetables, seafood, baking ingredients, potato products, desserts and snacks, jams and marmalades, sweet spreads, biscuits, chocolate and bread and bakery products. Activities are concentrated around the Company's own strong brands and concepts and Orkla currently holds number one or number two positions in most of its core segments.

Orkla Brands comprises several companies that manufacture marketing intensive products, including: detergents, personal care products, biscuits, snacks, confectionery and dietary supplements. Orkla Brands' strategy is to focus on leading brands and market positions, and concentrate innovation and market support in these areas. The product portfolio includes strong, well-known Nordic brands. As with Orkla Foods, Orkla Brands is the market leader with number one or number two market positions in most of its product groups.

Orkla Aluminium Extrusions comprises **the Sapa Group** which develops, manufactures and markets high value-added profiles, building systems and aluminium strips for heat transfer applications. Following the Combination, the Sapa Group is the world's leading producer of extruded aluminium profiles and maintains extensive operations in the value-added fabrication of profiles. The Sapa Group is also a leading supplier of building systems based on aluminium profiles in Europe, and the world's second largest producer of aluminium strips for heat transfer applications.

Orkla Materials comprises the Elkem and Borregaard businesses:

Elkem is one of Norway's largest industrial companies, and one of the world's leading suppliers of metals and materials. Elkem serves the construction, transportation, engineering, packaging, aluminium, chemical and electronic industries. The main products are primary aluminium, hydro power energy and silicon related products. Elkem concentrates on selected areas of metals and materials where it can be a leading player. Growth potential is in

silicon feedstock to the solar energy sector, which Orkla is also exposed to through its 39.75% holding in Renewable Energy Corporation ASA ("REC"). Elkem has production plants in Europe, North America, South America and Asia, in addition to several hydroelectric power plants and a comprehensive network of sales offices and agents.

Borregaard is an international company with strong global positions in wood-based chemicals and other selected niches of organic chemicals. The company develops and supplies specialty chemicals, fine chemicals and ingredients for a wide range of applications. Borregaard's unique competence in the field of wood based chemicals is the basis for the company's strategy of specialisation and concentration in global niche markets. Borregaard's Specialty chemicals businesses (Borregaard ChemCell and Borregaard LignoTech) utilise the various components of wood to produce high value added products such as speciality cellulose, lignin-based binding and dispersing agents, yeast and yeast extracts, and ethanol. Wood is also the basis for Borregaard's production of the aroma chemical vanillin (Fine chemicals).

Divisional Revenues and EBITA (FYE December 31, 2006)

Operating Revenue


4,658
9%
626
1%
763
1%
14,266
27%
16,318
31%
7 250
14%
9,180
17%
Orkla Foods
Orkla Brands
Elkem
Sapa
Borregaard
Unallocated/ eliminations
Financial Investment division

EBITA


366
7%
185
4%
1,278
24%
839
16%
1,177
22%
1,438
27%
Orkla Foods
Orkla Brands
Elkem
Sapa
Borregaard
Financial Investment division

All figures are in NOK millions

Orkla Associates encompasses holdings in three businesses, Jotun A/S (42.5%), REC (39.75%), both accounted for under the equity method; and Hjemmet Mortensen (40.0%) which is accounted for as a joint venture since the business is jointly operated on a 50/50 basis with Danish publisher, Egmont Holding A/S. Jotun, which manufactures and markets paints and coatings, holds strong market positions in Norway, the Middle East and Asia and globally in certain niches. Hjemmet Mortensen is Norway's leading magazine publisher with operations in Sweden and Finland; and REC, which is listed on the Oslo stock exchange, is a global leader in the fast-growing solar industry.

Orkla Financial Investments incorporates Orkla Finans Group, which is engaged in investment management; Real Estate, which develops property; Borregaard Skoger, which manages Orkla's forest properties; and Orkla's Share Portfolio. Orkla has a long tradition in the field of equity investment. The Group has achieved a high level of value creation, both in absolute terms and in relation to the Oslo Stock Exchange All Share Index, although there may be substantial year-on-year variations. The business provides Orkla with broad insight into and contacts with Norwegian and international financial markets.

Orkla is a major company in the Nordic region. In FY06 (FY05), 78% (78%) of revenues for Orkla Foods and 92% (93%) of revenues of Orkla Brands were derived from Nordic countries. Taking the Group as a whole, after adjusting for the sale of Orkla Media, revenues derived from Western Europe represented 77% (77%) of group revenues, of which 46% (47%) of consolidated Group revenues derived from Nordic countries. This reflects the geographic markets of the other divisional companies whereby Nordic revenues represent 24% (18%) of sales at Elkem, 17% (19%) of sales at the Sapa Group and 14% (13%) of sales at Borregaard.

Revenues by Geographic Area (FY December 31, 2006)

World


4,365
8%
2,691
5%
11,656
23%
4,918
10%
12,251
24%
15,654
30%
Norway
Other Nordic Countries
Rest of Western Europe
Central and Eastern Europe
Asia
Rest of the World

Nordic Countries


2,183
9%
2,451
10%
11,656
49%
7,617
32%
Norway
Sweden
Denmark
Finland and Iceland

All figures are in NOK millions

The Company's headquarters is located at Karenslyst allé 6, Skøyen, N-0278, Oslo, Norway, telephone number +47 22 54 40 00, facsimile number +47 22 54 44 91.

Additional information regarding Orkla can be obtained from the Group's corporate website: www.orkla.com and other group websites, details of which can be found via links from Orkla's web site.

(The information contained in such website does not constitute a part of this Memorandum).

3.3 Selected Financial Information

The tables below include Orkla's selected audited consolidated financial information as of and for each of the years ended December 31, 2006, 2005 and 2004 and for the three months ended March 31, 2007 and 2006, in accordance with IFRS. The consolidated historical financial data as of and for the fiscal years ended December 31, 2006, 2005 and 2004 are derived from Orkla's audited consolidated financial statements. The consolidated interim financial data as of and for the three months ended March 31, 2007 and 2006 are derived from Orkla's unaudited financial statements. The information in this table is only a summary and should be read in conjunction with and is qualified in its entirety by reference to Orkla's audited consolidated financial statements and the related notes to the financial statements included in the Annual Reports and the 2007 Q1 Report.

Key Figures	Consolidated financial statement Orkla Group			Consolidated financial statement – first quarter Orkla Group	
Amounts in NOK million	2006	2005	2004	Q1 2007	Q1 2006
Operating revenues	52,683	47,307	24,482	13,888	12,498
EBITDA before "other income and expenses"	6,883	6,382	3,401	1,933	1,616
EBITA before "other income and expenses"	5,084	4,494	2,506	1,467	1,168
Profit after taxes for continuing operations	7,179	5,860	2,914	2,839	1,715
Minority interests' share of profit	52	216	31	35	21
Earnings per share (NOK)[1]	54.5	28.1	75.5	13.6	8.4
Earnings per share diluted (NOK)[1]	54.3	28.1	75.4	13.6	8.4
Total assets	79,612	74,609	42,949	87,161	76,647
Total non-current assets	42,053	38,618	22,433	47,670	39,543
Total equity attributable to equity holders	47,773	37,177	28,727	49,960	39,716
Minority interests	336	746	448	329	758
Dividends declared per share[1]	10.00	7.50	9.50[2]	na	na

[1] Orkla's General Meeting decided to split the Orkla share into five, effective from 20 April 2007. The nominal value of one share has changed from NOK 6.25 to NOK 1.25. Earnings per share and dividends in the table above are before the split

[2] Includes additional dividend amounted to NOK 5.00.

3.4 Capital Resources

Capital Resources and Debt Structure

The Group's capital resources consist primarily of cash flow from operating activities and available, long-term, committed loans and credit facilities. The Group's borrowing requirements are primarily determined by expansion investments and acquisitions, to the extent that these are not covered by cash flow from operations. The Group had as per March 31, 2007, net interest-bearing liabilities of NOK 16 billion and a book equity of NOK 50 billion. The ratio of net interest bearing debt to equity ("net gearing") was thus 0.32.

The Group's debt financing is predominantly sourced from the Norwegian bond market and bilateral bank loans. In addition, short term bank loans and the Norwegian commercial paper market are used as short term sources of capital in case they provide more favourable terms than the committed long-term credit facilities.

Outstanding short term loans (commercial paper and short term bank loans) amounted to approximately NOK 3 billion as per March 31, 2007.

Outstanding bonds as of March 31, 2007 amounted to approximately NOK 4.4 billion and comprised loans with maturities between 5 and 10 years. Bilateral bank loans included long-term loans with a fixed repayment date ("term loans") and committed, long-term loan facilities which can be drawn upon and repaid repeatedly as needed ("revolving credits"). The maturity of such loans and facilities is typically 5 to 7 years. As per March 31, 2007, Orkla had approximately NOK 10.8 billion outstanding under such loans and facilities.

The Group had approximately NOK 8.7 billion available in unutilised, committed long-term credit facilities. Loan instalments due the next 12 months amount to approximately NOK 4.4 billion.

The average remaining maturity on loans outstanding and on committed loan facilities is approximately 4.5 years.

3.5 Working Capital Statement

The Company's working capital is sufficient to cover present requirements for the 12 coming months.

3.6 Documents on Display

Copies of the following documents will be available for inspection free of charge at Orkla's website www.orkla.com and, during normal business hours, at the registered offices of Orkla at Karenslyst allé 6, 0278 Oslo, Norway for 12 months from the date of this Memorandum:

- Orkla's Articles of Association
- The historical financial information for Orkla and its subsidiary undertakings for each of the two financial years preceding the publication of this Memorandum
- Ernst & Young AS' independent assurance report on the compilation of the unaudited pro forma financial information included in Section 8.2 ''Condensed pro forma condensed financial information'' of this Memorandum

4 RISK FACTORS

Set forth below is a description of certain risks that may effect the Company's business, financial condition and results of operations, including risks related to the Combination. Orkla believes that the factors described below represent the principal risks inherent in Orkla's business, but the Company does not represent that the statements below regarding the risks are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Memorandum (including any documents incorporated by reference herein) and reach their own views prior to making any investment decision.

4.1 Risk Factors relating to the Group

The Company is involved in stable industries such as Branded Consumer Goods and hydro energy as well as industries with a higher volatility such as materials, aluminium extrusion and solar energy. The Company believes its highest risk exposure is to its investment in solar energy.

Reliance risk

As a parent company, the Company relies on its subsidiaries and investments for its income. Should these subsidiaries or investments fail, the Company is vulnerable to loss. In order to minimize its exposure to this reliance risk, the Company has created a diversified Group, with its subsidiaries and investments spread across a variety of industries and options. This effectively reduces the risk by reducing the possibility of incurring a catastrophic loss from the failure of a single or a few companies within the Group or the default of a single or a few obligors.

Integration risk

The Company is subject to integration risk, which means that, as it relies partly on acquisitions to the Group for its financial success, failure to complete or integrate any newly acquired business could cause a decrease in sales and reduce the Group's operating results.

Restructuring risk

The Company regularly undertakes various cost cutting projects. Several improvement "waves" have been announced, and the Company have recently institutionalized turnaround-work through the creation of a corporate unit (Corporate Development Operations – CDO). These projects involve streamlining and the automation of the Group's operations which is intended to increase operating efficiency. There is the risk that the Company's restructuring of operations and other measures taken to reduce costs may not achieve the intended results, and adversely affect the Company's improvement targets.

Elkem Solar - Technological and scale-up risks

Many years of research and hard work to develop a metallurgical technology for the manufacture of high-purity silicon for use in solar energy production reached a stage where the Company's Board of Directors could make a decision regarding the commercialisation of this technology. In October 2006, the Board therefore decided to allocate NOK 2.7 billion for a new factory to produce solar-grade silicon. In May 2007 the Company announced that the investment amount for the factory will be 15-30% higher due to tight constructions market, decision to prioritise time to market vs. cost, and additional costs for refurbishment of old industrial site at Fiskaa. The factory is expected to be completed in commercial shipment second half 2008, and will initially provide approximately 150 new jobs in a new high-tech area for the Company that has potential for further expansion. This industrialisation includes both technological and scale-up risks that might have an impact on the Group's financial condition and results of operations.

Solar energy market risk

During the course of 2006, the Company increased its ownership interest in REC to 27.5 per cent and at the beginning of 2007 further increased its stake to 39.75 per cent. REC is one of the leading companies in a strongly growing solar energy market. In conjunction with the investment in the Group's own capacity for production of solar-grade silicon, this gives the Company significant exposure to solar energy market risks. These risks include the possibility that adoption of conversion of sunlight into electricity with solar photovoltaic cells will not be

widespread, that the cost of solar electricity will not be competitive with conventional electricity, that energy prices are volatile and that government support varies from time to time. All of these risks might have an impact on the Group's financial condition and results of operations.

The risk of failure to develop new products and production technologies

The Company's operating results significantly depend on the development of commercially viable new products and production technologies. The Company devotes substantial resources to innovation. Due to the lengthy development process, technological challenges and intense competition, the Company cannot guarantee that any of the products it is currently developing, or may develop in the future, will become market-ready or achieve commercial success. If the Company is unsuccessful in developing new products and production processes in the future, the Company's competitive position and operating results will be harmed.

The risk of cost increases and non-availability of resources

Significant variations in the cost and availability of raw materials (e.g. alumina) the Group uses could reduce the Group's operating results. The prices and availability of these raw materials vary with market conditions and can be highly volatile. There have been in the past, and may be in the future, periods during which the Group cannot pass raw material price increases on to customers. The Group tries to reduce the risk of increasing raw material prices by entering into medium- and long-term supply agreements. However, even in periods during which raw material prices decrease, the Group may suffer decreasing operating profit margins if the prices of raw materials decrease more slowly than do the selling prices of the Group's products.

Competition risk

The Group operates in highly competitive markets where numerous other international and local organisations are present. Competitive edge in these markets is based on service, product, features, price, commission structure and name recognition. Some of the Group's competitors offer an array of products, have better pricing and may have greater financial resources with which to compete. In the retail sector, the Group faces significant competition from its customers, as they trend towards developing their own private labels. Increasing competition may negatively affect the Group's results if the Group is unable to match the products and services of its competitors.

Risk of product contamination or deterioration

Certain of the Group's principal products, such as food products, are vulnerable to deterioration. These products need to be maintained at particular temperatures to avoid contamination or deterioration. This risk of contamination or deterioration exists at each stage of the production cycle, including the purchase and delivery of raw materials, processing and packaging, stocking and delivery of the final products, and storage at the point of sale. In the event that certain of the Group's products are found, or are alleged, to have suffered contamination or deterioration, whether or not while under the Group's control, the Group's financial condition could be adversely affected.

The risk of accusations of anti-competitive practices

In certain at its markets in Scandinavia, the Company's subsidiaries are market leaders. As a consequence, these subsidiaries may be accused of abusing their dominant position and engaging in anti-competitive practices. Such allegations could affect the reputation of the Group, result in judicial proceedings and could have a material adverse effect on the Group's financial condition and the results or operations.

Geo-political risks

Some countries in which the Group operates or in which it has significant equity investments, such as Eastern Europe or China, have political, economic and legal systems that may be unpredictable. Political or economic upheaval or changes in laws or their application may harm the Group's operations in these countries and impair the value of these investments. A further significant risk of operating in emerging markets is the potential for foreign exchange restrictions to be established. Such restrictions could effectively prevent the Group from receiving profits from its operations, or from selling its investments in, these countries.

Legal and regulatory environment risks

As an international conglomerate, the Group operates under a wide variety of legal and regulatory frameworks. Finding solutions for various legal matters in numerous countries entails risks for the Group, especially in the formulation of contracts, the protection of intellectual property, the resolution of legal issues and the taking of legal action. The Group operates in multiple jurisdictions and virtually all the Group's entities in the respective countries receive goods and services from affiliated and third parties abroad. These cross-border transactions may be challenged by revenue and regulatory authorities, which could lead to additional liabilities and business disruptions. Further, a significant change in the geographic mix of the Group's business as well as changes in tariffs, tax rates and regulatory restrictions in individual countries could affect the profitability and business prospects of the Group.

Environmental risks

The environmental laws of various jurisdictions impose actual and potential obligations on Group companies to remediate contaminated sites. The costs of these environmental remediation obligations could reduce the Group's operating results. In particular, the Group's accruals for these obligations may be insufficient if the assumptions underlying them prove incorrect or if Group companies are held responsible for currently undiscovered contamination.

Furthermore, Group companies may become involved in claims, lawsuits and administrative proceedings relating to environmental matters. An adverse outcome in any of these might have a significant negative impact on the Group's operating results and reputation.

Stricter health, safety and environmental laws and regulations as well as enforcement policies could result in substantial liabilities and cost to the Group and could subject its handling, manufacturing, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws and regulations could result in significant capital expenditure and expenses as well as liabilities.

Information security risks

The Company is exposed to information security risks in terms of confidentiality, integrity and availability. Confidentiality risks threaten the secrecy of the Company's information. Integrity risks involve unauthorised writing or modification of information, including changes by individuals who don't have permission to modify information, and unauthorised modifications by individuals normally permitted to modify the information. Availability risks means that information is not accessible and useable upon appropriate demand by an authorised user. Confidentiality, integrity, and availability risks might threaten the Company's reputation as well as financial performance.

Information system risks

The Group's success, in particular its ability to successfully receive and fulfil orders and provide high quality customer service, largely depends on the efficient and uninterrupted operation at its computer and communications hardware and software systems. The Group's computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, computer viruses, physical or electronic break-ins, and similar events or disruptions. Any of these events could cause system interruption, delays, and loss at critical data, and could prevent the Group from accepting, tracing and fulfilling customer orders. In addition, the Group may have inadequate insurance coverage or insurance limits to compensate it for losses from a major interruption. If any of this were to occur, it could damage the Group's reputation and be expensive to remedy.

Financial risks

In several areas at its business the Company is engaged in production and sales in different countries and is exposed to financial risks, such as price risk for raw materials and finished products, currency risk, interest rate risk, liquidity risk and credit risk. The Group's policy is to hedge financial risks in accordance with clearly defined strategies, derivatives and other financial instruments are largely used for this purpose. Key financial risk factors for the Group are price risk relating to the sale of primary aluminium and currency risk relating to sales, purchasing and investments in foreign currencies.

The Group Treasury is responsible for managing the Group's overall interest rate, currency and liquidity risk. The guidelines are laid down in the Group's financial policy, which is reviewed annually by the Board. The Group Executive Board monitors financial risk through ongoing operational reporting and regular meetings with the Group Treasury. These meetings function as an internal board for the Group Treasury and all important decisions in the financial area are based in this governing body.

Equity portfolio risks

The Group is exposed to equity portfolio risks as a result at its ongoing investing and funding activities. The greatest equity portfolio risk relates to the volatility at the Nordic stock markets. An equity market downturn would have a direct impact on the Company's share portfolio The Group attempts to mitigate the risks by portfolio diversification, and investing in well-known markets. A disciplined approach to portfolio risk management is implemented to ensure that investments are executed according to strategic objectives and the Group only accepts risks for which it is adequately compensated.

4.2 Risks related to the Combination

Risks related to the integration of the operations of Sapa Profiles and ACES

The failure to integrate the operations of Sapa Profiles and ACES successfully and on a timely basis could reduce the profitability of the Combined Company and adversely affect its share price. Orkla expects certain benefits to arise from the Combination, such as new growth opportunities, improved performance, efficiencies, synergies and cost savings. Achievement of these benefits will depend in part upon whether the operations and the personnel of Sapa Profiles and ACES can be integrated in an efficient, effective and timely manner. If the Combined Company is not successful in this integration, its financial results could be adversely impacted. The challenges involved in this integration include the following:

- Retaining key employees.
- Harmonisation of the terms of the employees to ensure competitive labour costs.
- Redeploying resources in different areas of operations to improve efficiency.
- Minimizing the diversion of management attention from ongoing business concerns.
- Addressing possible differences in the business cultures, processes, controls, procedures and systems of Sapa Profiles and ACES.
- Replacing the shared enterprise business services that Alcoa will continue to provide to ACES for a period of up to 18 months after the Combination.

Risks that the anticipated benefits from the Combination may not be achieved

The success of the Combination will depend, in part, on the Combined Company's ability to effectively pursue additional growth opportunities, achieve improved performance, and realize efficiencies, synergies, cost savings and certain other benefits from combining the operations of Sapa Profiles and ACES. Even if the Combined Company is able to successfully combine the operations of Sapa Profiles and ACES, it may not be possible to realize the full benefits that Orkla currently expects to result from the Combination, or to realize these benefits within the time frame that is currently expected. The benefits of the Combination may be offset by operating losses relating to changes in commodity prices or in industry conditions, an increase in operating or other costs, unanticipated difficulties and costs related to the integration, the impact of competition and other risk factors relating to the industry.

Significant costs will be incurred as a result of the Combination

For the first two years following the Combination, the Combined Company will incur significant expenses to integrate the operations of Sapa Profiles and ACES. In addition, the Combined Company may incur unanticipated costs and experience unforeseen difficulties related to the integration of the operations, information systems and personnel of the two entities.

Risk of loss of customers

There is a risk that there will be some customer loss resulting from the Combination as some customers would want to diversify their suppliers base. Disturbances in the organization resulting from the Combination can also result in the loss of customers. While the Combined Company has a large customer base, the loss of one or more of a few very large customers could adversely impact the Combined Company's profitability.

The ACES 2006 Carve-out Financial Statements presented in this Memorandum may not be indicative of future results

The ACES 2006 Carve-Out Financial Statements relating to ACES included in Appendix A are derived from the historical financial statements of Alcoa and are sought prepared as though ACES was a separate enterprise, based upon the structures in place during the periods covered. The statements of operations include all items of revenue and income generated by the business and all items of expense directly incurred by the business. These include expenses charged to the business by Alcoa in the normal course of business. The financial statements reflect amounts that have been pushed down from Alcoa in order to depict the financial position, results of operations and cash flows of the business on a stand-alone basis. The amounts have been allocated on a basis considered reasonable by Alcoa's management. As a result of these allocated amounts, the financial statements of the business may not be indicative of the results that would be presented if the business had operated as an independent stand-alone entity. Further, ACES has bought products and services from and sold products to various related companies within the Alcoa group at negotiated prices between the relevant parties, some of which are priced based on internal prices reflecting that the internal suppliers were partly owned by ACES.. Accordingly, such information may not reflect what the results of operations, financial position and cash flows would have been had ACES been a separate, stand-alone entity during the periods presented, and may not be indicative of the results of operations, financial position and cash flows in the future.

4.3 Particular risks related to the Combined Company

In addition to the risks set out in section 4.1 that relates to the Combined Company, Orkla believes that the factors described below represent particular risks relates to the business of the Combined Company.

Risk related to the cyclicality of the end user market

The end user segments in the markets for the Combined Company's products are cyclical in nature. and such cyclicality will impact the results of the business of the Combined Company regardless of the efforts it takes to reduce the impact of this cyclicality. However, failure to identify cyclical changes at an early stage and adjust the cost base accordingly may lead to very significant worsening of the results. Compared to the current business of Sapa Profiles, the entities transferred from Alcoa has a much higher share of its sales in North American and a higher share in some standard segments, potentially making the results of the former Alcoa entities more volatile.

Risks related to Alcoa's minority protection in the Combined Company

Although Sapa Holding holds a majority interest in the Combined Company, Alcoa has certain minority protection pursuant to the shareholders' agreement entered into in respect of the Combined Company (see section 6.6, "Shareholders' Agreement").

Increased competition

In several of the Combined Company's most important markets, a growing number of customers import products from low-cost countries (for example China). Such import reduces the growth potential for the Combined Company's local plants and puts prices and margins under pressure.

There are also risks associated with material substitution, where aluminium can be replaced by other metals, composite materials or other materials. These risks are significant in a strategic perspective, but limited over a budget year.

Environmental risks

The environmental laws of various jurisdictions impose actual and potential obligations on the Combined Company to remediate contaminated sites. The costs of these environmental remediation obligations could reduce the Combined Company's operating results. In particular, the Combined Company's accruals for these obligations may be insufficient if the assumptions underlying them prove incorrect or if the Combined Company is held responsible for currently undiscovered contamination.

5 PERSONS RESPONSIBLE

The Board of Directors of Orkla ASA confirms that, having taken all reasonable care to ensure that such is the case, the information contained in this Memorandum is, to the best of our knowledge, in accordance with the facts and contains no omissions likely to affect its import.

July 6, 2007

Stein Erik Hagen	Svein S. Jacobsen
Bjørg Ven	Kjell E. Almskog
Åse Aulie Michelet	Lennart Jeansson
Birgitta Stymne Göransson	Aage Andersen
Jonny Bengtsson	Per Arnfinn Solberg

6 THE COMBINATION

6.1 Background for the Combination

On November 21, 2006, Alcoa and Orkla/Sapa Holding entered into a Letter of Intent regarding the combination of Alcoa's soft alloy extrusion activities ("Alcoa Custom Extruded Solutions" or "ACES") in North America[2] and Europe and Sapa Holding's corresponding profile activities ("Sapa Profiles"). Definitive agreements for the Combination were signed in Stockholm on June 8, 2007, and the Combination was completed the same day. Sapa Building System and Sapa Heat Transfer are excluded from the Combination.

Sapa Profiles has for several years delivered high growth at a good profitability level compared to other large extrusion companies. By combining Sapa Profiles with ACES, a global market leader in aluminium profiles with potential for further growth is created. There is good geographic fit between the companies. ACES has a strong presence in the United States, Southern Europe and Hungary, whereas Sapa Profiles is the leader in Northern Europe and has strong positions in Portugal and France.

The Combined Company will create value through close cooperation with its customers and efficient operations, and it is expected that the Combination of Orkla's and Alcoa's soft-alloy extrusion activities will create a more efficient and competitive business in a challenging commercial environment.

There are still significant growth opportunities for the Combined Company, especially in the important Asian markets where the Combined Company currently has insignificant or no presence.

It is expected that there will be certain one-off charges both based on synergy realization, the establishment of a new shared service function and other integration efforts. As set forth in section 4.2, there are also risks of difficulties in combining the operations of the businesses of Sapa Profiles and ACES, and that the potential benefits sought in the Combination might not be fully realized, including the possibility of encountering difficulties in achieving cost savings in the amounts currently estimated or in the time frame currently contemplated.

For Orkla's shareholders, the transaction represents an increased exposure to the ACES business in exchange of a decreased exposure to the Sapa Profiles business. While there are differences between the two businesses, particularly in relation to geographic coverage, the overall exposure for Orkla's shareholders to the industry, both from a risk and value perspective, is relatively unchanged.

In relation to Orkla's financial reporting, the transaction will imply a continued consolidation of the Sapa Profiles business, as well as consolidation of the ACES business. The fact that the Combined Company will be fully consolidated in Orkla will significantly influence the financial statements of Orkla going forward. Alcoa's minority interest in the net results and equity of the Combined Company will be shown as minority interest on a separate line within the allocation of net result and equity, respectively. Hence, the net result and equity attributable to Orkla's shareholders will not change significantly as a result of the Combination.

6.2 Aluminium Extrusion Industry Overview

Despite several structural transactions during recent years, the aluminium profile industry is fragmented, with a few major suppliers and a large number of small and mid-size players. Profile operations have become increasingly global as customers have grown and expanded geographically. The complexity of the products has also increased, and customers are now to an increasing degree wishing that suppliers take part in the development process.

Producers of aluminium profiles are either integrated in large industrial groups which often have their own production of aluminium metal or, as in the case of the Sapa Group, independent companies that buy aluminium metal.

Prior to the combination, Alcoa was the world's largest and the Sapa Group the third-largest manufacturer of aluminium profiles. Norsk Hydro was the second-largest manufacturer. The total production of the five largest manufacturers corresponded to about 45% of consumption in Europe and North America.

[2] Including Mexico

The transport industry is an important customer group and the proportion of aluminium in transport vehicles continues to increase at the expense of heavier materials. Reducing weight is a priority, providing both financial and environmental benefits. Consequently, demand for aluminium products will increase more rapidly than the transport sector as a whole. Extruded aluminium is delivered to this industry to serve as, for example, components for engines and airbags, roof racks, seat rails, train-side panels and boat decks, as well as a number of fittings for both trains and boats.

The construction industry is the single largest user of aluminium profiles. Of decisive importance for the strong position of aluminium are its characteristics, primarily its high strength combined with low weight and its resistance to corrosion, providing low maintenance costs.

The engineering industry is a rapidly expanding market for aluminium profiles. Profiles, which are often delivered as components ready for assembly in the customer's manufacturing processes, are used for a wide range of design solutions. Examples include machine parts for robots and transport systems. Solutions for the electronics industry include casings and applications to manage current flow in transformers and switchgear.

Home and office designers have discovered the possibilities of aluminium profiles. Aluminium is considered a modern material, which, besides offering design advantages, contributes aesthetic values to the final product. Examples of products include furnishings, light fittings, kitchen and bathroom cabinet doors, shower cabins, appliance stands, loudspeakers and sun beds.

6.3 Orkla's aluminium profile businesses prior to the Combination

The Sapa Group engages in the development, production, and marketing of profiles, systems, components, and strip based on aluminium. It principally offers three product lines: profiles, building systems, and heat transfer strips. The company produces extruded aluminium profiles, and offers processing and surface-treating services. The processes include cutting, bending, CNC processing, hydroforming, fusion welding, friction stir welding, anodizing and coating. The Sapa Group supplies building systems based on aluminium profiles, which are used in windows, doors, facades and glass roofing systems. The company produces aluminium strip that are adapted in various heat exchangers, including radiators, heaters, oil coolers, charge-air coolers and air-conditioning systems, mainly in automotive applications. It also specializes in welding rolled strip for vehicle heat exchangers based on rolled strip. In addition, the company produces profiles used in carriage structures, such as side panels, and profiles used in the interior, in luggage racks, and coolers and cabinets for mobile telephone base stations. It serves retailers, engineering industry, domestic and office appliances, transport industry, construction industry, and telecommunication industry. The Sapa Group was founded in 1963 and is based in Stockholm, Sweden.

The company markets its products in Western Europe, Eastern Europe, North America and Asia.

Sapa Profiles has extrusion plants in 13 countries including: Belgium, China, Denmark, France, Germany, Lithuania, the Netherlands, Poland, Portugal, Slovakia, Sweden, the UK and the US. Sapa Profiles has about 6,000 employees.

The heat transfer and building systems operations is not part of the Combination. For further information on the Sapa Group, please refer to section 7.9.

6.4 Alcoa's aluminium profile businesses prior to the Combination

Introduction

Alcoa's operations consist of six worldwide segments: Alumina, Primary Metals, Flat-Rolled Products, Extruded and End Products, Engineered Solutions, and Packaging and Consumer.

Before the Combination, ACES was part of Alcoa's Extruded and End Products segment. ACES manufactures aluminium soft alloy profiles, some of which are further fabricated into a variety of end products. The end-user markets include the building and construction, distribution, aerospace, automotive, and commercial transportation markets. Products manufactured by ACES are sold directly to customers and through distributors.

ACES offers aluminium extrusions for automotive or aerospace applications, commercial transportation profiles, building and construction systems, heat sinks for electronic components, micro extrusions, industrial products or other end products.

ACES has developed over the years through acquisitions (primarily Alumax, Inespal, Alumix and Reynolds) and greenfield development.

Significant Companies

The following table sets forth the companies that in combination comprise the operations of ACES[3] and were transferred to the Combined Company in the Combination, together with the respective companies' country of incorporation.

Company	Country
Alcoa Extrusions Inc	Pennsylvania, United States
Mexico Extrusions LLC	Delaware, United States
Noblejàs Extrusión SL	Spain
Perfiles de Aluminio SL	Spain
Alcoa Extrusión Navarra SL	Spain
Extrusión de Aluminio SL	Spain
Italestrusi Srl	Italy
Présmü Alba Kft	Hungary
Extrusions Drunen Harderwijk NL BV	The Netherlands
Banbury Custom Extruded Solutions Limited	England and Wales
Alcoa Romania Srl	Romania
Alcoa Commercial Poland Sp. z o.o	Poland

Facilities

ACES has nine operating locations in the United States, of which the Cressona, PA location is the largest by revenues. ACES also operates a single plant in Mexico.

ACES' European Operations has twelve production locations. The European Operations has two facilities in the Netherlands, four in Spain, three in Italy and one each in the UK, Romania and Hungary.

In addition to the above mentioned production facilities, ACES has sales and administrative presence in a number of countries.

ACES has been using Alcoa's overall IT infrastructure and been served by the global shared service function of Alcoa Inc. This support will be phased out over time linked to the build-up of similar capacity in the Combined Company.

Employees

ACES has approximately 6,400 employees.

Selected Financial Information

The business that Alcoa is contributing to the Combined Company has, in the past, not been organised as independent legal entities. Combined financial statements for 2006 and 2005 have been prepared for ACES, based on carve-out rules in accordance with US GAAP. This entails, among other things, the use of a number of assumptions and allocations, which means that these financial statements may not reflect the actual results that would have been achieved if the business had been organised as an independent legal entity and may not be indicative of the results of operations, financial position and cash flows in the future. The financial statements have been prepared on a historical cost basis and do not include the effects of the combination with Sapa Profiles.

The table below include ACES' selected carve-out combined financial information as of and for the years ended December 31, 2006 and 2005, in accordance with US GAAP. The selected carve-out combined financial information as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from the ACES 2006 Carve-out Financial Statements and the related notes included in Appendix A. The information in this table is only a summary and the financial information therein should be read in conjunction with

[3] In addition, parts of the business was contributed through an asset sale

and is qualified in its entirety by reference to ACES 2006 Carve-out Financial Statements and the related notes included in Appendix A.

Condensed and combined statements of operations

USD 1,000	Year ended December 31, 2006	2005
Revenues	2,471,740	2,080,169
Costs and expenses	2,451,192	2,089,485
Income (Loss) before taxes on income	20,548	(9,316)
Provisions for taxes on income	8,077	9,280
Net income (Loss)	12,471	(18,596)

Condensed Balance Sheets

USD 1,000	31 December 2006	2005
Total assets	1,087,665	934,034
Total liabilities	431,251	348,365
Total enterprise capital	656,414	585,669
Total Liabilities and Enterprise Capital	**1,087,665**	**934,034**

Cash flow statements

USD 1,000	Year ended December 31, 2006	2005
Cash from operations	63,021	86,418
Cash from (used for) financing activities	5,547	(21,855)
Cash used for investing activities	(71,200)	(65,778)
Net change in cash and cash equivalents	(1,902)	(2,026)
Cash and cash equivalents		
Beginning of year	5,259	7,285
End of year	3,357	5,259

The Combination and certain terms and conditions in the Combination Agreement and related agreements will affect the future financial performance of the ACES entities. Alcoa has, in connection with the Combination, injected additional equity into the ACES business. After this adjustment, ACES has a slightly positive net cash position. Further, the future financial results of ACES will be influenced as the term of all transactions between ACES and Alcoa-internal sub-suppliers have been renegotiated to eliminate the previous cost based pricing that reflected ACES ownership of supply production assets not transferred in the Combination. The most important effects are an increased cost of metal supply in Europe and a reduced cost due to reduced head quarter service requirements. The net effect of these adjustments would have negatively influenced the financial results for 2006. Illustrative unaudited pro forma combined condensed financial information for 2006 has been prepared as if the combination took place on January 1, 2006 (see section 8.2 for more details).

Legal Proceedings

As further described in note M to the ACES 2006 Carve-out Financial Statements, there are some special environmental issues related to Alcoa's sites in Italy and to the Cressona site in Pennsylvania. The Combination Agreement, confer paragraph 6.5 below, includes indemnities from Alcoa that alleviate the Combined Company's potential exposure to environmental liability for these specific issues. Otherwise, the possible environmental risks of Sapa Profile and ACES have been considered to be similar, and the environmental indemnities in the Combination Agreement will only apply in serious events, i.e. after relatively high thresholds.

Except as set forth above, ACES is not, and has not during the last 12 months been, involved in any governmental, legal or arbitration proceedings which may have, or have had in the recent past, significant effects on ACES' financial position or profitability, and Orkla is not aware that any such proceedings are pending or threatened.

Material Contracts

ACES has not entered into any material contracts other than in the ordinary course of business in the past two years.

Note K to the ACES 2006 Carve-out Financial Statements refers to a tax holiday in Köfém, Hungary. As a result of the transaction, the Hungarian operations of ACES does no longer benefit from this tax holiday.

A Transition Services Agreement between the Combined Company and Alcoa sets forth the terms and conditions under which Alcoa will provide to the Combined Company the centralized shared services that Alcoa currently provides to its extrusion businesses. The agreement contemplates a phase-out of these shared services and a transition of the services to be operated by the Combined Company on a stand alone basis.

Recent trends and financial development since the end of 2006

In the period after the end of the year 2006, ACES has generally been affected by the recent developments in the market place. Starting at the end of 2006, the US market for soft alloy aluminium extrusions has experienced a negative development. Both the housing and the transport sector have shown significant reductions in volume. In the housing market, the private housing sector is the most important contributor to the fall in activity, while the non-residential construction market has held up better. In the transport sector, both trailers and trucks show significant fall in volume based on cyclical variations. The fall in the trucks segment has been worsened as it seems that end-customers have been moving purchases forward to complete the purchases prior to the introduction of new environmental legislation at the beginning of the year. According to CRU International Limited[4], apparent consumption of extruded products fell by 12.0% from the fourth quarter of 2005 to the fourth quarter of 2006 and 13.9% from the first quarter of 2006 to the first quarter of 2007.

The European market also seems more challenging than 2006, with interest rate increases leading to concerns about the development primarily of the European construction market.

6.5 Structure of the Combination

In the Combination, the Sapa Group and Alcoa contributed their respective businesses as non-cash contributions in the form of shares and receivables to the Combined Company in exchange of shares in the Combined Company. Orkla undertook no financial transactions in the form of capital contributions, loans or issue of new equity capital in connection with the creation of the Combined Company. The Combination entailed only a marginal change in Orkla's net interest-bearing liabilities.

The structure of the Combination is set out in a merger agreement (the "Combination Agreement") entered into between Sapa Holding, Alcoa Inc. and certain of its subsidiaries, the Combined Company and Orkla on June 8, 2007. In the Combination Agreement Sapa Holding and Alcoa agreed to combine their respective multinational businesses in the field of soft alloy aluminium extrusion, and to carry on the combined businesses as a single business within the Combined Company.

The Combination Agreement is in effect a double sale and purchase agreement, whereby each of Sapa Holding and Alcoa agreed to transfer its aluminium extrusion business to the Combined Company, or to procure that its subsidiaries did so. Each side, but especially Alcoa, carried out substantial internal reorganisations prior to

[4] CRU Monitor Extruded aluminium products, June 2007; CRU International Limited

completion to ensure that the businesses were contributed in the most appropriate way. The contributions from each side were mainly in the form of shares of existing or newly formed companies in the relevant European and North American jurisdictions. However, Alcoa transferred its plant at Louisville, Kentucky by way of an asset transaction. Furthermore, certain categories of employees on both sides were transferred to the Combined Company without the companies that previously employed them. Both sides also contributed notes evidencing inter-company debts.

In late July 2007 and upon the determination of the final shareholding as described below, there will be adjustments of the net amounts of financial capital contributed to the Combined Company by the parties, so that the respective net amounts will be in the same ratio as their final shareholdings.

As consideration for the Sapa Profiles and ACES businesses, the Combined Company has issued shares to the Orkla and Alcoa affiliates which have become shareholders in the Combined Company. The division of ownership in the Combined Company has provisionally been fixed at 54% for Orkla and 46% for Alcoa. In accordance with the Combination Agreement, the final division of ownership interests will be calculated on the basis of Orkla's and Alcoa's respective contributions to adjusted EBITDA for the twelve month period ended May 31, 2007, subject to certain adjustments to the EBITDA to reflect, for example, differences in accounting. Following the final division of ownership, Orkla shall hold a minimum of 50.1% of the Combined Company. The final division of ownership will be determined when audited figures for the first five months of 2007 are available.

6.6 The Combined Company

Group Structure

The Combined Company will be a subsidiary of Sapa Holding, which is a wholly-owned subsidiary of Orkla. The Sapa Group's Heat Exchanger and Building System businesses will continue to be wholly-owned by Sapa Holding. The chart below gives an overview of the structure[5]:


Orkla
Alcoa
100%
Sapa Holding
Employees: 14,900
100%
100%
~54%
~46%
Heat Transfer
Building System
Profiles
Net sales 2006**:
NOK 3.4 billion
NOK 3.1 billion
NOK 26.3 billion*
Employees:
1,000
1,500
12,400
Products:
Aluminium strip used in various types of heat exchangers in the automotive industry
Building solutions based on aluminiumprofiles for the European construction industry
Extrudedaluminiumprofiles for a number of industries; e.g. automotive, construction and telecom
* Pro forma estimates 2006
** Intercompany sales not eliminated

Organizationally, the Combined Company will continue to build on the decentralized business model of Sapa Profiles. As an example, there will be separate country organizations in all important European markets. The sales

[5] The final distribution of ownership of shares between Orkla and Alcoa to be determined..

and marketing function for the country will be reporting to the sales managers. However, due to the Pan-European footprint of some customers or a need for highly specialized application or technology support, some customers will be served through segment organizations or key account managers. The executive team is shown in the chart below:


CEO
Ole Enger
CFO
Svein-Tore Holsether
Corporate Business
Marius Grønningsæter
Technology
Karl Forster
Corporate Strategy
Henrik Ostberg
IR & Communications
Gabriella Ekelund
Human Resources
Paul Hogg
North America
Jack Miller
South Europe
Tor Gule
North Europe
Paul Warton
Central Europe
Arne Rengstedt

Shareholders' Agreement

A shareholders' agreement (the "Shareholders' Agreement") was entered into on June 8, 2007 between the respective subsidiaries of Orkla and Alcoa which actually contributed the respective businesses to, and have become the shareholders of, the Combined Company. Orkla and Alcoa, as the top companies in their groups, are also parties for the purpose of procuring compliance by their respective subsidiaries with their obligations under the Shareholders' Agreement.

The Shareholders' Agreement contains terms for the governance of the Combined Company. The Shareholders' Agreement provides, inter alia, that each of Orkla and Alcoa has the right to nominate three directors, with one of Orkla's nominees being the chairman, but these numbers may be adjusted if either party falls below a pre-defined threshold level. Orkla has the right to appoint the CEO and has the final decision on an appointment of the CFO in the Combined Company. The Shareholders' Agreement further provides Alcoa certain minority protection, including, inter alia, the following:

- A resolution on certain reserved matters requires that votes representing not less than 80% of the issued shares of the Combined Company entitled to vote at the relevant time shall have been cast in favour of the resolution.
- In the event the parties fail to resolve a deadlock situation within a certain timeframe, the Shareholders' Agreement provides a procedure for resolution of the deadlook that may ultimately result in Sapa Holding acquiring Alcoa's shares or Alcoa being entitled to sell its shares to a third party.

Each side, for so long as it holds at least 20% of the company, accepts certain restrictions on competing with the Combined Company in the countries where the transferred businesses have significant sales, together with China and India. Limited exceptions are made in favour of certain existing Alcoa businesses. The parties are also restricted from soliciting certain key employees of the Combined Company.

In the Shareholders' Agreement, the parties have agreed to pursue an initial public offering (IPO) of the Combined Company on one or more stock exchanges at a time to be determined by the parties, depending on market conditions

and on the progress of integration of the businesses of ACES and Sapa Profiles and of the achievement of synergies between them. The Shareholders' Agreement provides for the sale of Alcoa's shares in connection with an IPO and in the event that an IPO of the Combined Company is not being actively pursued or achieved within certain defined deadlines. It also includes options for Orkla to purchase all of Alcoa's shares and for Alcoa to require Orkla to purchase all of Alcoa's shares of the Combined Company.

Directors and Management

Members of the Board of Directors

Name	Born	Title	Biography
Dag J. Opedal	1959	Chairman	Please see biography in section 7.13.
Paul D. Thomas	1956	Director	Executive Vice President, Group President, Alcoa Packaging and Consumer Products, New York since 2006. Previous appointments: Joined Alcoa in 1978 at the company's Tennessee Operations. Paul has held several manufacturing and engineering assignments at Alcoa facilities in Tennessee and Evansville, Indiana. In 1995, he was appointed managing director of Alcoa Manufacturing (GB) Ltd. based in Swansea, Wales. He returned to the U.S. in 1998 as president of Alcoa's Engineered Products business and was also elected a vice president of the company. He became president of Alcoa Mill Products in 2001 and was promoted to North American Fabricated Products Group President in 2003. In 2004, he was elected an executive vice president of the company and named to the new position of executive vice president, People, ABS and Culture. Education: Bachelor's degree (metallurgy and materials science) from Lehigh University, MBA from the University of Tennessee. Address: Alcoa Inc, 390 Park Avenue, New York, NY 10022, US.
Rudolph P. Huber	1954	Director	President, Alcoa European Region, Vice President, Alcoa Geneva, Switzerland since 2003. Previous appointments: Joined Alcoa in 1981 in Lausanne, Switzerland as credit manager in Europe, progressing to treasurer, European region in 1986. In 1983 he moved to Pittsburgh where he held several positions in the Finance organization until being named assistant treasurer in 1991. In 1992 he returned to Lausanne as director of finance and administration, Europe and chief financial officer for Alcoa

Name	Born	Title	Biography
			Italia. In 1997 he moved to Perth, Western Australia as director of finance for Alcoa of Australia. He returned to the US in 2000 as vice president of Alcoa and CIO and moved to New York in 2003. Education: Finance and management degree from the School for Commerce in Lucerne and a second degree in higher economics from the Institute for Management Education, Berne, Switzerland. Address: Alcoa Inc. 31-33 Avenue Giuseppe Motta, 1202 Geneva, Switzerland.
Barbara S. Jeremiah	1952	Director	Executive Vice President, Corporate Development, Pittsburgh/New York since 1998. Previous appointments: Joined Alcoa in 1977 as an attorney, subsequently was named general attorney, then managing general attorney, and senior managing attorney in 1991. Elected assistant general counsel in 1992 and one year later elected secretary, where she was responsible for Alcoa Board of Directors meetings and related board matters. Education: Bachelor's degree in political science from Brown University and a Juris Doctor degree in law from the University of Virginia. Address: Alcoa Inc, 390 Park Avenue, New York, NY 10022, US.
Hilde Myrberg	1957	Director	Please see biography in section 7.13.
Anders G. Carlberg	1943	Director	Anders G. Carlberg (1943) Previous appointments: 1968-1978 Svenska Cellulosa AB, Division Manager. 1978-1981 Svenskt Stål AB (SSAB), Executive Vice President and Head of the Oxelösund Steel Plant. 1981-1984 J S Saba AB, President and CEO. 1984-1991 Nobel Industries Sweden AB, President and CEO. 1992-1993 Atle Förvaltnings AB, Chairman and CEO. 1993 Axel Johnson International AB, President and CEO. Education: MBA Economics. Address: Axel Johnson International AB, PO Box 5174, 102 44 Stockholm, Sweden

Members of the Executive Group Management

Name	Born	Title	Biography
Ole Enger	1948	President and CEO	Member of Orkla's Group Executive Board since 2005. Group CEO of Elkem. 1992-2005. Formerly Director at Norsk Hydro in charge of the Biomarine Division & Hydro Seafood. Member of the Board of Directors of the Renewable Energy Corporation ASA and member of the Supervisory Board of Storebrand ASA. Degree in Agricultural Economics from the Agricultural University of Norway. degree from the Norwegian School of Economics and Business Administration (NHH) and further studies at IMD in Switzerland. Address: Sapa AB. Box 5505, 114 85 Stockholm, Sweden.
Svein Tore Holsether	1972	CFO	Previous appointments: Various roles in Elkem since 1997. CFO 2005-2006. CFO Speciality Materials at Orkla 2006-2007. Education: Bachelor of Science in Business from University of Utah. Address: Sapa AB, Box 5505. 114 85 Stockholm, Sweden.
Karl Forster	1954	Vice President Technology and R&D	Previous appointments: 2003-2007 Alcoa, Global Technology and Manufacturing Director Europe. 1986-2002 Hydro Aluminium, Managing Director. 1978-1986 Alcan. Technical Manager. Education: Master Electro-Mechanical Engineering. Address: Sapa AB. Rue des Cerises 34. 6113 Junglinster, Luxembourg.
Henrik Östberg	1960	Vice President. Corporate Strategy	Previous appointments: 2006-2007 Group Vice President HR. Sapa AB. 1997-2006 Director. Booz Allen Hamilton. 1992-1997 Change Communications Manager. McKinsey & Co. 1988-1992 Project Manager. Enator AB. 1986-1988 Project Manager Wang Svenska AB. Education: Master of Arts. Languages and Behavioral Science. Address: Sapa AB. Box 5055. 114 85 Stockholm, Sweden.
Paul Hogg	1957	Vice President, Human Resources	Previous appointments: Vice President Human Resources in Alcoa and Vice President HR in Petrochemicals division and Aluminium Extrusions in Norsk Hydro. Spent 13 years with Alcan in primary aluminium in various engineering and production roles. Education: Bachelor of Engineering. Address: Sapa AB. Box 5055, 114 85 Stockholm. Sweden.

Name	Born	Title	Biography
Gabriella Ekelund	1975	Communications Director	Previous appointments: 2002-2007 Communications Manager Sapa AB. 1999-2002: Communications Sapa AB. 1998-1999 Case Team Assistant Bain & Company Nordic Inc. Education: Political Science and Economic History, Stockholm University. Communication Executives Program, Stockholm School of Economics. Address: Sapa AB, Box 5505, 114 85 Stockholm, Sweden.
Paul Warton	1961	Business Area President North Europe	Previous appointments: 2005-2007 Business Area President Sapa Building System and Business Area President Sapa Profiles South West Europe. 2000-2005 Managing Director Alcoa Extrusions UK. 1999-2000 Managing Director British Aluminium Extrusions, Luxfer Group. 1997-1999 Sales & Marketing Director British Aluminium Extrusions, Luxfer Group. 1993-1996 Managing Director BKL Extrusions Ltd. 1990-1993 Various GM positions in GKN Plc. Education: MBA, London Business School. CEng. BSc Production Engineering. Address: Sapa AB, Tewkesbury Road GL51 9DT Cheltenham, Gloucestershire, UK.
Tor Gule	1957	Business Area President South Europe	Previous appointments: 1997-2007 Senior Vice President, Foundry Products Division in Elkem AS. 1992-2000 Vice President Strategy Development and Special Projects in Elkem. 1989-1992 Director of the Biomarine Division in Norsk Hydro. 1986-1989 Vice President in Sabico AS. 1982-1984 Secretary to the Board of Directors and Group Controller in Dyno Indsutrier AS. Education: Bachelor of Arts in Finance and Administration from Lund University in Sweden and Master of Arts in Business Economics from the University of California, Santa Barbara. Address: Sapa AB, Box 5505, 114 85 Stockholm, Sweden.
Arne Rengstedt	1951	Business Area President Central Europe.	Previous appointments: 1975-1978 Supra AB. 1978-1997 President Perstorp Compounds Inc., USA and Presidet Perstorp Plastic Systems, Europe, 1997-2002 Group Vice President AssiDomän AB. Education: Master of Chemical Engineering. Address: Sapa AB, Box 5505, 114 85 Stockholm, Sweden.
Jack Miller	1958	Business Area President North America	Previous appointments: 2005 to 2007 Alcoa Packaging and Consumer, Vice President of Operations, Foil and Plastic, 2001-2005 Alcoa Europe, Extrusions and End Products: Business Director, European Extrusions in Geneva, Switzerland and Budapest, Hungary. 1998-2001 Alcoa Rigid Packaging Division, Managing Director, Alcoa Manufacturing GB.

Name	Born	Title	Biography
			General Manager of RPD's European Operations. 1995-1998 Alcoa Rigid Packaging Division. Marketing Manager. 1980-1995 Alcoa Rigid Packaging Division. Various Manufacturing Assignments. Education: MBA. University of Tennessee and BSME Mechanical Engineering. West Virginia University. Address: 11510 Nicholas Trace Court. Midlothian VA 23113. US.
Marius Grönningsaeter	1952	Vice President. Corporate Business	Previous appointments: 1981-1982 Chief Super Intendant. Oslo Police Department. 1982-1983 Deputy Judge. Ringerike. 1983-1985 Lawyer. Lawfirm Bjerknes & Wahl Larsen. 1985-1987 Lawyer. Corporate Legal Office Norsk Hydro ASA. 1987-1991 Vice President in the Biomarine Division. Norsk Hydro ASA and Hydro Seafood as. 1991-2007 Senior Vice President Legal. General Counsel and Company Secretary. Elkem ASA. Education: Law School University of Oslo. Address: Sapa AB. Box 5505. 114 85 Stockholm. Sweden.

6.7 Expenses

The estimated costs of the transaction are expected to be NOK 49 million.

7 THE COMPANY

7.1 Incorporation, registered office

Orkla is a Norwegian public limited liability company organized under the laws of Norway with registered office in Hjalmar Wesselsvei 10, 1721 Sarpsborg, Norway. Its head office is located at Karenslyst allé 6, 0213 Oslo, Norway. Its telephone number at that address is +47 22 54 40 00 and its telefax number is +47 22 54 40 90.

Its registration number in the Norwegian Register of Business Enterprises is 910 747 711.

Additional information regarding Orkla can be obtained from the Group's corporate website: www.orkla.com and other group websites, details of which can be found via links from Orkla's web site.

(The information contained in such website does not constitute a part of this Memorandum).

7.2 History

Orkla has its basis in traditional Norwegian heavy industry, and its roots can be traced back to the pyrite mines at Løkken Verk, where mining operations first began in 1654. Mining continued to be the Group's main business until the beginning of the 1980s, although by then Orkla was also involved in financial investments and had initiated its first media operations.

Chart of Revenues and EBITA of Industry division, highlighting Major Events (1982-2006)


EBITA Industry division
Sales Industry division
EBITA NOK billion
Sales NOK billion
Borregaard
Nora Industrier
Abba and Procordia
Pripps Ringnes 100 %
Carlsberg Breweries Berlingske
Carlsberg Breweries sold
Elkem/Sapa Chips
Sale of Orkla Media
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006

In 1986, Orkla Industrier merged with Borregaard AS. In addition to its wood-processing and chemicals operations, Borregaard owned several strong branded goods companies. The merger thus laid the foundation for the present structure and the strategy of focusing on the core business areas of branded consumer goods, speciality materials and financial investments. Renamed Orkla Borregaard AS, the Company merged with Nora Industrier AS in 1991, thereby significantly strengthening Orkla's position in the Norwegian branded consumer goods market and enabling further expansion in the Nordic market. As a result of the merger, the food and snacks businesses of the Group were

strengthened and Nora Industrier's Norwegian beverages, chocolate and confectionery businesses were incorporated into the Group.

In 1995, Orkla bought two Volvo-owned food units, the Swedish-based Procordia Food and Abba Seafood for NOK 4.25 billion. At the same time Volvo and Orkla merged their beverage units to create the Swedish-Norwegian company Pripps Ringes, in which Volvo had a 55% stake and Orkla had a 45% stake and included 50% of the Eastern European focused beverage company Baltic Beverages Holding AB (BBH). This acquisition consolidated Orkla's position in the Nordic region and strengthened the Group's position in Eastern Europe. In 1997, Orkla bought out Volvo's stake in Pripps Ringnes for approximately NOK 4 billion.

Graph of Equity, Debt and Net Gearing (2000-Q1 2007)


NOK billion
Net gearing
56
52
48
44
40
36
32
28
24
20
16
12
8
4
0
-4
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
2000
2001
2002
2003
2004
2005
2006
Q1-07
Equity
Net interest-bearing debt
Net gearing

In 2000, Orkla and Danish brewer Carlsberg A/S entered into an agreement to form a joint beverage company, Carlsberg Breweries A/S, in which Orkla had a 40% stake. Orkla contributed all its beer and soft drink activities as payment in kind to Carlsberg Breweries A/S in exchange for shares in the new company. Orkla's beer and soft drink activities included Pripps Ringes and 50% of BBH. On a pro forma basis in 2000, Carlsberg Breweries A/S had a net turnover of NOK 28.1 billion and operating profit before ordinary depreciation and write-downs of NOK 4,432 million. In February 2004, Orkla sold its 40% stake in Carlsberg Breweries for approx NOK 17.5 billion to Carlsberg.

In 2005, the branded consumer goods sector was strengthened by a number of acquisitions, the largest of which was the takeover of the Finnish snack food company Chips Abp which has leading positions in the Nordic market. The acquisition in January, 2005 of the Russian biscuits and confectionery company SladCo has given Orkla a platform for business development in Russia. Other acquisitions in 2005 which continued to strengthen Orkla's Nordic businesses include Finnish confectionary company Oy Panda Ab, and Norwegian company Collett Pharma AS, a manufacturer and distributor of non-prescription health products in the Nordic region. The most important acquisitions to the group in 2005 were Elkem AS and Sapa Holding.

In 2006, Orkla Media was sold to Mecom PLC and is shown as discontinued operations in the financials to December 31, 2006. In November 2006 Orkla signed an agreement with Alcoa, with the intention to merge the aluminium extrusions businesses of the Sapa Group and Alcoa. The Orkla Brands division continued to grow its dietary supplements and health products offerings with the acquisition in 2006 of Danish company Dansk Droge. In February 2007, Orkla increased its ownership in Renewable Energy Corporation (REC) to 39.75%.

Based on recent developments in the business portfolio, the current management structure, outlined in section 7.13 of this Memorandum, was adopted as from first quarter 2007.

Summary of Key Milestones

Year	
1654	• Mining operations commence at Løkken Verk
1904	• The Orkla name is introduced (Orkla Gruve Aktiebolag)
1929	• Orkla becomes a listed company.
1931	• The smelting plant in Thamshavn starts up operations, based on the sulfur extraction process developed by Orkla.
1941	• Orkla Industrier begins to build its share portfolio.
1975	• Orkla establishes an office in Oslo with a view to expanding the company's industrial platform.
1977	• Orkla becomes a fully Norwegian-owned company when Skandinaviska Enskilda Banken sells its shares. • Financial Investments becomes a separate business division.
1981	• Orkla and Outokumpu enter into a 50/50 joint-venture over the pyrite mining operations at Løkken Verk, which were Orkla's original business established in 1654.
1984	• Orkla invests heavily in the media sector, purchasing the Nordic publishing company Ernst G. Mortensens Forlag.
1986	• Orkla and Borregaard merge and form Orkla Borregaard. The company's core businesses are branded consumer goods, chemicals and financial investments.
1987	• Mining operations at the Løkken Works are closed down.
1991	• Merger with Norwegian Nora Industrier lays the foundation for focus on the Nordic branded consumer goods sector.
1992	• Orkla Media and Norske Egmont establish the magazine publisher Hjemmet Mortensen which publishes titles in Norway.
1995	• Orkla acquires the food manufacturing companies Procordia Food and Abba Seafood, based in Sweden, from Volvo. • The Swedish brewery Pripps (part of Volvo) and the Norwegian brewery Ringnes (part of Orkla) merge. The resulting company (Pripps Ringnes) is jointly owned by Orkla and Volvo. Baltic Beverage Holdings (BBH) is 50% owned by Pripps Ringnes.
1997	• Orkla acquires Volvo's 55% financial interest in Pripps Ringnes to give it 100% of the beverage business.
2000	• Orkla merges its beverage operations with those of Carlsberg A/S forming the joint venture Carlsberg Breweries. Carlsberg Breweries is 40% owned by Orkla. • Orkla Media purchases the Danish media group Det Berlingske Officin. • Sale of investment in NetCom.
2004	• Carlsberg Breweries sold to Carlsberg A/S.
2005	• Orkla takes over Elkem and Sapa.. • The Branded Consumer Goods is strengthen and expanded by taking over Chips and SladCo. • Dag J. Opedal takes over as Group President and CEO.

Year	
2006	▪ Disposal of Orkla Media. ▪ Orkla and Alcoa sign agreement to merge their respective aluminium profiles businesses.
2007	▪ Acquisition of shares in REC, increasing Orkla's ownership from 27.5% to 39.75%. REC is a global leader in the solar industry. ▪ Acquisition of MTR Foods in India, a manufacturer of processed vegetarian food products for sale in its domestic markets. ▪ Completion of the Combination of Orkla's and Alcoa's aluminium profiles businesses

7.3 Company Strategy

Orkla's goal is to achieve long-term value creation growth. There is a long-term connection between the return on its shares and the underlying value created through efficient operations.

Orkla Share Performance since 2001


NOK
110
100
90
80
70
60
50
40
30
20
10
0
31.12.2000
31.12.2001
31.12.2002
31.12.2003
31.12.2004
31.12.2005
31.12.2006

Orkla seeks to achieve long-term value creation by actively exploiting all the competitive advantages at its disposal. Through its dual structure, value is created in both the Industry division and the Financial Investments division, but also through interaction between the two.

Leveraging Industrial and Financial Expertise


Industrial activities
Financial thinking
Industrial thinking
Financial investments
Elkem
Sapa
Chips
Netcom
Dyno
Capio
Lindex
etc
Industrial value creation
Industrial options
Financial value creation
Orkla's long-term value creation

As part of the industrial group, Orkla's Share Portfolio benefits from the long-term perspective and industrial competence that is available in the organization. Moreover, the Share Portfolio provides the Group with options for further industrial development.

Elkem and Chips are key examples of companies that have been moved from being partially owned companies to 100% subsidiaries and key drivers of the industrial business strategy. When Orkla acquired Elkem in 2005, it had been a major shareholder since late 1980's. Prior to Orkla's acquisition of 100% of the shares of Chips in 2005, the Company already had a 20% stake in the company built up between 1990 and 1993, and the two companies had been co-operating in various areas since that time.

Orkla derives a number of key advantages from its diversified structure. As a diversified company, Orkla is able to undertake more diverse projects in related sectors. This enables the Company to allocate capital pragmatically and effectively, for example, by making niche acquisitions and being able to dispose of unprofitable businesses.

Through tight management and control at Group level, Orkla has at all times maintained a strong and flexible financial position.

Orkla aims to maintain its leadership over its competitors by recognising trends and patterns of change, staying one step ahead in terms of product development, marketing and sales and, where possible, influencing the directions of change to Orkla's advantage. In this way the Company will achieve dynamic development of its product positions and organization and be a moving target for its competitors.

Orkla is able to leverage its group strategy across its constituent companies. For example, Orkla uses the same methodology for improving manufacturing excellence in all of its companies, regardless of the business' products.

Orkla has been built by combining a fundamental strategic direction with sound commercial opportunism. There is a broad frontier of opportunity for all the Group's operations. Orkla aims to maintain its competitive advantage by:

- building key competencies and supporting Orkla companies by disseminating best practices across the group;
- promoting the development of culture and competence at all levels;

- ensuring direct and close interaction between the group and the business areas within a framework of decentralised responsibility and clear leadership;
- setting challenging targets for development and improvement in cooperation with the companies, having stringent requirements for focus and implementation and applying sound, targeted control and incentive systems; and
- ensuring adequate financial capacity.

A key differentiating factor for Orkla is its long term approach to cultural, human resource and management development. Orkla has a dual model: systematic on-the-job training and a range of Group-wide human resource development programs run by the Orkla academies. The overriding focus is on efficient industrial operations and continuous development of the Company's structure and positions and management expertise is leveraged across the whole group.

Orkla Training and Development System


Competence board
CEO
Group executive management
Human resources director
Company culture
Introduction programs
Follow-up programs
Integration programs
Functional skills
Orkla Brand Academy
Orkla Sales Academy
Orkla Production Academy
Orkla Purchasing Academy
Orkla B2B Academy
Leadership development
Management programs
Mentor programs
Management Audit

Orkla's strategy relies on both top line growth and cost control. Growth is expected to come from both organic situations and through acquisitions across a broad range of its industrial operations. Investments in organic and acquisition growth will be determined by:

- Differentiable products that hold strong positions, or have the potential to dominate its specific market.
- Areas of established core competencies.
- Focus on Orkla's established geographic strengths.

An important factor when assessing acquisition targets is the potential for structural and operational synergies.

7.4 Acquisitions and Disposals

The following tables summarize larger acquisitions and disposals made by Orkla since 2001. Details of all acquisitions can be found in the Notes to the Report & Accounts for each year.

Major Acquisitions and Disposals (2001-2006)

Major Acquisitions and Disposals

Date	Company	Industry	Interest	Amount (NOK million)
Acquisitons				
2007	MTR Foods	Food-production	100,0%	not disclosed
2007	REC [(1)]	Energy-renewables	39,75 %	6 476
2006	Dansk Droge	Brands-health	100,0%	928
2006	Krupskaya [(2)]	Food-confectionery	79,0%	339
2005	Elkem / Sapa [(3)]	Metals	100,0%	13 051
2005	Chips [(4)]	Snack and food products	100,0%	3 060
2005	Collett Pharma	Brands-health	100,0%	535
2005	UC BV SladCo	Food-confectionery	100,0%	713
2005	Panda	Food-confectionery	100,0%	494
2002	Atisholz	Cellulose production	100,0%	625
2001	Türk Tuborg, Piast, Okocim	Brewery	100,0%	660
2001	Coca Cola Denmark & Finland	Beverages	100,0%	713
2001	Continuity Orkla Beverages	Beverages	100,0%	558
Disposals				
2006	Orkla Media [(5)]	Printed newspaper and website	100,0%	
2005	Denofa's extraction plant (X-Works)	Soya products for feed industries	100,0%	
2004	Borregaard Hellefoss / Vafos	Book paper, mechanical pulp	100,0%	
2004	Carlsberg Breweries	Beverages	40,0%	
2003	Enskilda Securities	Investment bank / broker	22,5%	
2001	Oyj Hartwall Abp	Beverages	20,5%	

Acquisition values are acquisition payment plus related net interest-bearing liabilities

(1) Cash payment for the acquisition of 12.48% of the shares in REC to give Orkla a 39.99% holding. The holding was later reduced to 39.75 in a separate transaction.

(2) In February 2007 Orkla acquired the remaining 21% of Krupskaya.

(3) For details on the Elkem / Sapa acquisition, please refer to section 7.5 "Organisation and Principal Subsidiaries".

(4) Orkla and Chips jointly owned Chips Scandinavian Company (CSC). Orkla's 38% shareholding was recorded as a joint venture investment.

(5) As part of the disposal of Orkla Media, Orkla obtained a 19.97% share in the acquirer Mecom plc which have subsequently been sold. The sale did not include media assets Hjemmet Mortensen (Associate) and Netzeitung, a German on-line newspaper. Netzeitung was later sold to Mecom in a separate transaction. Hjemmet Mortensen remains an Associate business.

7.5 Organisation and Principal Subsidiaries

Orkla is organized into five business areas.

Organization Chart


Orkla
Orkla Branded Consumer Goods
Orkla Aluminium Extrusion
Orkla Materials
Orkla Associates *
Orkla Financial Investments
Orkla Foods
Orkla Brands
The Sapa Group
Elkem
Borregaard
REC
Jotun
Hjemmet Mortensen
Portfolio
Real Estate
Orkla Finans

Note: This illustrates Orkla's operating structure. An overview of key subsidiaries can be found in Appendix B.

7.6 Orkla Branded Consumer Goods

Orkla's Branded Consumer Goods division consists of two businesses; Orkla Foods which is involved in the development, manufacture and sales of food products, and Orkla Brands which comprises a group of companies involved in the manufacture and marketing of marketing intensive fast-moving consumer goods (FMCG). Until 2006, the division also included Orkla Media which was sold to Mecom Group Plc for NOK 7,550 million in 2006. The Branded Consumer Goods area accounted for approximately 41% of group operating revenue and 46% of group EBITA in 2006.

The businesses have a long track record as market leaders in the region with clear number one or number two market positions in its product categories.

Overview

Orkla established its branded consumer goods strategy in 1991 with the acquisition of Volvo's food businesses. Since then, the division has expanded significantly. Brands have largely been internally developed over the long term through substantial investment in product development and marketing. In addition, there have been key mergers, acquisitions and disposals which have contributed to the establishment of substantial Nordic operations.

Orkla is the clear market leader in the Nordic region as the leading supplier of grocery products to Nordic households. The Company defines the whole Nordic region as its domestic market for branded grocery products. The region can be often be viewed as a single market, but there are important national differences in terms of both consumer attitudes and the way the retail trade operates. This calls for local market expertise and adaptability, giving Orkla significant competitive advantage over international competitors.

Orkla has an in-depth knowledge of local consumers, and understands the similarities and differences between the Nordic countries. The Company's marketing and product development expertise is considered 'first-class' and its substantial market share generates critical mass and cost effectiveness throughout the value chain. This strengthens competitiveness in relation to both international competitors and private label.

Private label and discount retailers are major competitive threats, but to a lesser extent in the Nordic countries than has been observed in other European countries. Private label market shares vary between 10% and 18% in the Nordic countries. Orkla seeks to meet this challenge by focusing more strongly on brand-building and innovation.

Orkla has good relationships with Nordic retailers and is committed to strengthening this cooperation in the future. Orkla aims to be a supplier that helps increase retailer profitability and thereby be regarded as a preferred business partner for the retail community.

Outside of the Nordic markets, Orkla is establishing a strong presence in branded consumer goods in the Baltic States, Romania and Russia through acquisitions including SladCo (Russia), and Kotlin and Superfish (both Poland) as well as by launching existing Nordic brands in select markets.

7.7 Orkla Foods

Orkla Foods is a leading developer, marketer and supplier of food products in the Nordic region, and has established a presence in Central and Eastern Europe and Russia. The division supplies the grocery, catering and industrial markets. Orkla Foods' operations comprise the following product categories: pizza/ pies, ready meals, beverages, sauces, vegetables, seafood, baking ingredients, potato products, desserts and snacks, jams and marmalades, sweet spreads, biscuits, chocolate and bread and bakery products. Activities are concentrated around the Company's own strong brands and concepts and Orkla currently holds number one and number two positions in most of its core segments.

Orkla Foods: Market Positions in 2006

	Norway	Sweden	Denmark	Finland
Frozen pizza	1	1	-	1
Ketchup	1	1	1	1
Dressings	1	1	-	2
Pickled vegetables	1	1	1	1
Jam / Marmalade	1	1	1	-
Kaviar (fish roe spread)	3	1	1	1
Marzipan	1	1	1	1

Orkla Foods operates three divisions: Orkla Foods Nordic, Orkla Foods International and Orkla Food Ingredients:

Breakdown of Divisions within Orkla Foods (2006)

NOK million	Operating Revenue	Man-years	Production plants
Orkla Foods Nordic	9 283	4 188	38
Orkla Foods International	2 429	5 921	16
Orkla Food Ingredients	2 857	1 073	16

Source: Orkla R&A 2006/ key figures 2006

Orkla's food products in the Nordic region are market leaders, largely holding number one or number two positions in domestic markets. Important brands are shown in the table below.

Stabburet (N)	Procordia (S)	Abba (S)	Felix Fenno-Baltic	Beauvais (DK)	OF International	OF Ingredients	Bakers
GRANDIOSA	FELIX		FELIX	Beauvais		Idun	BAKERS
FUN		Abba	Abba		FELIX		
Stabburet	EKSTRÖMS		jacky				
Idun	ONOS		Spilva		Guseppe	KaKa	
Nugatti	BOB						
NORA	FUN				SuperFish		

The food products business faces challenging operational conditions with pressure on prices in the Nordic grocery market and higher raw material and energy prices. Nordic consumers are considered comparatively well educated in nutrition and health, and Orkla has sought to align its products to meet customer demands and adapt to the tougher market conditions. In 2006, Orkla Foods Nordic launched more new products than ever before. Every second launch was related to nutrition and health including *Naturlig Sunt* (translated Naturally Healthy), *Bakers'* new health and nutrition product range, which in a very short time has already become Norway's highest seller in this bread sector. Many products are reducing sugar levels, including *Nora Naturlig Lett* (translated Naturally Light) range of fruit cordials, and *Nugatti Max* sweet spread, a range of reduced sugar jams.

Despite the challenging market environment, Nordic sales remain stable and top line sales grew 5% in 2006 of which 3% was organic growth, while the business kept costs under control. This is reflected in improved operational results. Improvement programmes established between 2005 -2007 are on course to produce NOK 500 million in cost reductions and as raw materials costs continue to rise, a purchasing project established in 2007 which will run through to 2008 aims to reduce purchasing costs by NOK 300 million.

Orkla Foods invests substantial resources in developing and strengthening a common brand culture and exchanging knowledge across the Group. Orkla's key competitive advantage is the strength of its local brands, and its strategy is to focus on maintaining the leadership of the brands in local markets.

Outside of its established markets in the Nordic countries, Orkla has been expanding its sales in Central and Eastern Europe and Russia. Orkla Foods International markets both established Orkla Nordic brands and a growing range of Central and Eastern European and Russian products including SladCo and Krupskaya (Russia), Kotlin, Elbro and Superfish (Poland), Guseppe (Czech Republic), Felix Austria (Austria), Ardealul and Orkla Foods Romania (Romania), Põltsamma Felix (Estonia), Spilva (Latvia) and Suslavicius-Felix (Lituania).

International markets have demonstrated weak growth in 2006, notably at SladCo and in Poland. Weak sales at SladCo were mainly due to ongoing changes in the sales and distribution function, and the business made progress toward the end of 2006. Over the year, there was a reorientation toward more branded chocolate products in Russia and later in the year SladCo strengthened its positions in two of its key domestic markets; Ural and Volga. Other international markets, notably the Baltic States, have seen significant improvements in operating revenues.

In April 2007, the international foods divisions expanded to India with the acquisition of MTR Foods, based in Bangalore. The acquired company has strong positions in ready meals and noodles in India and has market leading positions in the south of India for spices and condiments. MTR manufactures processed vegetarian food products such as ready meals, ready mixes, spices and condiments. The business currently has sales of NOK 230 million and 1,079 employees.

The third sub division within Orkla Foods is Food Ingredients which performed well in 2006. The business area's main products are baking ingredients, such as margarine, marzipan, yeast, improvers and mixes. Main markets are Norway, Sweden, Denmark and the Baltics. Orkla Foods Ingredients operates in four distribution channels: bakeries, other food industry, HoReCa (Hotels, Restaurants and Catering) and retail.

Sales in Orkla Foods are concentrated in consumer markets, which contribute 66% (FY2006) of the divisional operating revenues. The breakdown is illustrated here.

Orkla Foods: Operating Revenues by Segment (2006)


Industry/ Export/ Other 23%
Catering Sector 11%
Retail 66%

Total operating revenues NOK 14,266 million

Approximately 66% of Orkla Foods' branded consumer products are sold to grocery chains, including the largest Nordic supermarket chains Axfood, Coop, Dansk Supermarked, Ica, NorgesGruppen, Rema 1000 and Supergros (Dagrofa) . Market concentration at the wholesale level is not viewed as a major concern due to the brands' very strong position at end-user (consumer) level. The remaining 34% of the divisional revenue is derived from food service and industrial markets. This segment is used by the Company to develop and produce innovative products, packaging and concepts that can also be targeted to the general retail market. The main customers at Orkla Ingredients, for example, are bakeries, confectioners and other food manufacturing industries.

7.8 Orkla Brands

Orkla Brands comprises several companies that manufacture marketing intensive products, including: detergents, personal care products, biscuits, snacks, confectionery, dietary supplements and health products.

Based on solid, long-standing traditions, the companies within Orkla Brands develop, manufacture and market leading branded consumer goods that have a strong identity and position among consumers and retailers. Orkla Brands' strategy is to focus on strong brands and market positions, and concentrate innovation and market support in these areas. The product portfolio includes strong, well-known brands such as:

- *Jif*, *Omo* and *Define* (Lilleborg home and personal care)
- *Stratos* and *Nidar Favoritter* (Chocolate/ Confectionery)
- *Möllers Tran* and *Gerimax* (Dietary Supplements and Health Products)
- *KiMs*, *OLW*, *Taffel* and *Polly* (Snacks)
- *Ballerina* and *Café Cookies* (Biscuits)
- *LaMote* and *Pierre Robert* (Textiles)

These products are mostly sold through grocery outlets in the Nordic region, which accounts for 92% of revenues (FY2006). With number one positions in most of its categories, Orkla Brands has strong positions in the Nordic countries and an established presence in Russia and the Baltics. All categories within the Brands group except biscuits grew market share in 2006.

Orkla Brands: Market Positions in 2006

	Norway	Sweden	Denmark	Finland
Detergents	1	-	-	-
Personal Care	1	-	-	-
Biscuits	1	1	-	3
Confectionery	1	-	-	-
Health related	1	-	1	1
Household Textiles	1	1	-	3
Snacks	2	1	1	-

This division has grown through acquisition in recent years, increasing sales by 50% in the last two years with particular focus on dietary supplements and health products including the acquisitions of Collett Pharma (2005) and Dansk Droge (2006). In 2005, Orkla acquired a Finnish company; Chips AB enabling full consolidation of Chips AB's subsidiary, Chips, which was already 38% owned by Orkla. Chips AB had previously acquired the Russian Snack Company in May 2003, and hence through this subsidiary, Orkla has an approximate 10% share of the Russian snack market. Chips has manufacturing operations in Latvia where it a leading supplier of snacks branded *Adazi Cipsi* and *Taffel.*

Orkla Brands strongly emphasises good relationships with its partners in the retail trade. It will be increasingly important to develop relevant products, build up suitable expertise, and adapt the use of resources in order to provide added value for both retailers and consumers.


Lilleborg
Lilleborg Professional
Confectionery
Snacks
Biscuits
Textiles
Dietary Supplements and Health Products
Climax
Stratos
OLW
Ballerina
MÖLLER'S TRAN
Lano
AXE
Polly
KORNMO
Singoalla
BRAGO
Collett
GERIMAX
FUTURA

The snacks business produced 33% of the revenues within the Orkla Brands division in FY2006, with underlying operating revenues (excluding acquisitions, divestments and currency translation effects) growing 5% in 2006 compared with 2005. Orkla's Chips subsidiary is the market leader in the snacks sector in the Nordic region. Its Taffel brand of potato chips is the market leader in Finland; in Sweden and Denmark, the OLW and KiMs snack product brands lead the market. KiMs potato chips have a 47% market share in Denmark, where of the 20 most popular snack products, 17 are KiMs branded. The business also targets health conscious consumers with a range of natural snacks including nuts, dried fruit and yoghurt/ chocolate coated products under the Parrots brand.

Lilleborg is the second largest group within Orkla Brands, accounting for 21% of divisional revenues in FY2006. Lilleborg is a leading producer and marketer of branded consumer goods for cleaning and personal care in Norway. Lilleborg has a long-term agreement with Unilever Plc for detergents, personal products and cosmetics in the Norwegian market. The agreement was established in 1958, and in 1995 it was renewed through to 2014. Orkla owns several of the brands which are covered by the agreement, which belong to Unilever in markets outside Norway. Lilleborg manufactures for the Norwegian market and under the terms of the agreement, Lilleborg manufactures certain products for export in conjunction with Unilever. Products include Lux (soap), Axe

(deodorants), Sunsilk (hair care), Dove (soap and body care), OMO and Comfort (washing powder) and Jif (cleaning). Growth is mostly achieved through brand extension into new products.

- An example is the *Jif Vindu System* (translates as Jif Window System) which uses the well known Jif brand in a new product area. The consumer can purchase the window cleaning product and a complete set of equipment, all developed in conjunction with professional window cleaners, from the grocery store. Importantly, sales are developing a new market as opposed to taking competitive share.

The Lilleborg Professional brand is used for professional cleaning and hygiene systems in the Norwegian market where Orkla is market leader.

The dietary supplements and health products sub-group has grown in revenues from NOK 146 million in FY01 to NOK 763 million in FY06, and allowing for revenues of Dansk Droge in 2006, the sub group would have been approximately 13.5% on the pro forma basis of Orkla Brands revenues. The size of this business should allow Orkla to realize synergy gains in this sector, primarily through efficiencies in sales and production.

- ***Collett Pharma AS (2005)*** In 2005, Orkla acquired Collett Pharma AS from Ferd Private Equity, a business that previously had been part of Nycomed Pharma. Collett Pharma markets and distributes a broad portfolio of health-related consumer products, and markets and distributes products such as vitamins, minerals, natural remedies, slimming products and omega-3 products. Its brands are well known and include *Collett, Sanasol* and *Pikasol* products. Sales are through grocery stores, health food stores and pharmacies.

- ***Dansk Droge (2006)*** In May 2006, Orkla announced the acquisition of a Danish company, Dansk Droge. Dansk Droge is the market leader dietary supplements in Denmark and has a good market positions elsewhere in the Nordic regions. Exports from its manufacturing base in Denmark account for 60% of operating revenues, reaching 25 countries with branded consumer products including *Futura, Gerimax, Livol* and *Litozin* brands. The acquisition was concluded in September 2006, from when figures were consolidated. In FY2005, operating revenues were approximately NOK 400 million.

7.9 Orkla Aluminium Extrusion/Sapa

The Sapa Group became a stand-alone division within Orkla in 2007. The division incorporates the Sapa-branded businesses, and was previously reported together with Borregaard and Elkem within the Specialty Materials division.

The Sapa Group

The Sapa Group develops, manufactures and markets value-added profiles, profile-based building systems and heat transfer strip in aluminium. Orkla's ownership of Sapa derives from its acquisition of Elkem in 2005. Elkem acquired a 35% share in Swedish company Sapa AB in 2001 as part of a long term strategy to diversify its operations into activities with a higher underlying growth than those it was directly involved in. The following year Elkem was able to increase its share in Sapa AB over 40% which led to a mandatory offer for all the outstanding shares. Following the offer period, Elkem owned 72% of Sapa AB's shares while the remaining equity continued to be listed. When Orkla made a mandatory offer for all outstanding shares in Elkem in 2005, Orkla also made an offer for the remaining shares in Sapa AB. Once the offer was completed, Sapa AB was delisted in June 2005.

The Sapa Group is one of the world's leading producers of extruded aluminium profiles and has extensive operations in value-added profiles. The profiles division has production facilities in 13 countries in Europe, the USA and China. The Building System division is one of Europe's three largest suppliers of building systems based on aluminium profiles and operates in 18 European countries. The Heat Transfer division is the only company in the world to focus exclusively on producing aluminium strip for heat exchangers, primarily for use in the automotive industry. Production takes place at factories in Sweden and China.

Heat Transfer

Rolled aluminium products are used by the automotive industry in various types of heat exchangers, including radiators (coolers), oil coolers and charge air coolers. Production takes place at facilities in Sweden and China.

While the wider market for rolled products is characterised by significant overcapacity and ongoing structural changes, there is a more favourable balance between supply and demand in the niche market for heat-exchange strip. Sapa Heat Transfer is the world's second-largest player in the heat exchange strip sector. Its main competitors are Corus, Alcan, Hydro and Alcoa. The five largest manufacturers account for approximately 75% of global production.

Building System

The Building System division supplies aluminium solutions to the European construction industry. Its products vary from fairly simple profile systems used in windows and doors to advanced façade systems, glass roofs and sun protection systems. Sapa Building System is one of the largest suppliers in Europe of aluminium building systems and related products, offering single source responsibility for the design, development, testing and marketing of a diversified high quality product range. Through the head office in Lichtervelde, Belgium, the division co-ordinates its various European brands and is able to provide its European customers with a high level of support and services.

Building System companies are located in Belgium, France, Portugal, Sweden and the UK, with sales offices in a further 13 countries. The construction industry is by far the largest consumer of aluminium profiles in Europe. The market for building systems is largely local/regional and faces extensive structural changes. With the harmonisation of building regulations within the EU, manufacturers are able to create systems for sale throughout Europe, coordinating development, production, purchasing, logistics and marketing. This process is already being conducted intensively within Sapa Building System. Sapa Building System is the third-largest player in the European market, which remains highly fragmented.

Aluminium Extrusion

Please refer to section 6.3 for a description of the Sapa Group's Aluminium Extrusion business.

Customers

The Sapa Group is a subcontractor to a large number of customer groups whose operations follow different business cycles. Customers are also dispersed over a large number of geographical markets, which contributes to a favourable spread of risk. The most important customer segments include the construction industry, the transport industry, the home and office market and the engineering industry.

7.10 Orkla Materials

Orkla's Materials division includes Elkem and Borregaard. The Sapa Group was reported within the Speciality Materials division through to the end of 2006. Each of Elkem and Borregaard has leading positions in their respective industries.

Overview

Historically, Orkla had been a mining-based company. It entered the chemicals sector following the 1986 merger of Orkla with the Norwegian chemicals company, Borregaard to form Orkla Borregaard. Chemicals, and recently specialty chemicals in particular, is an established key constituent of Orkla's business profile. With the acquisition in 2005 of Elkem, a company in which Orkla had held a stake through its Share Portfolio for many years, and the Sapa Group, the division name was changed from Chemicals to Specialty Materials to reflect the wider strategic focus of the division.

A key rationale for Orkla's acquisitions of Elkem and the Sapa Group was the significant potential for value creation in active company development and restructuring in conjunction with its holding in Borregaard. With the strength of Orkla's industrial and financial resources and its significant experience in developing and restructuring companies in

various sectors, Orkla believes that it is well qualified to improve the business performance of companies within Specialty Materials.

At the time of the Elkem acquisition, Elkem's management had already structured its business to move towards less cyclical and more specialized areas in which it has strong market positions. This corresponded with the restructuring that has taken place at Borregaard. Within the Sapa Group and Materials areas, Orkla believes that it can use its operational expertise to create operating synergies between Elkem, the Sapa Group and Borregaard.

Elkem

Elkem, established in 1904, is one of Norway's largest industrial companies, and one of the world's leading suppliers of metals and materials. In recent years, the business has focused on the value-added market for environmentally-friendly production of metals and materials. Elkem serves the construction, transportation, engineering, packaging, aluminium, chemical and electronic industries. Having been a shareholder in Elkem for decades, Orkla increased it holding in Elkem to approximately 30% in the late 1980's . The position was held as a Financial Investment. The ownership share has been increased over time, and following a mandatory offer with a high acceptance rate in January 2005, Elkem was delisted from the Oslo stock exchange. Elkem is a key constituent of Orkla Speciality Materials.

The main products are primary aluminium, energy, silicon metal and specialised products such as ferrosilicon to foundries, microsilica and carbon products. Elkem concentrates on selected areas of metals and materials where it can be a leading player. Elkem has production plants in Europe, North America, South America and Asia, in addition to several hydroelectric power systems and a comprehensive network of sales offices and agents. Based on its long-standing expertise in the silicon area, Elkem is investing substantial resources in the solar cell industry.

Business Areas

Primary aluminium: Through its 50% holding in Elkem Aluminium ANS, Elkem ranks as one of Europe's leading producers in a number of niche segments with a favourable cost position. These include rolling ingots for the packaging and transport industries, extrusion billets for building and transport, and casting alloys for foundries producing components for the automotive sector. Production takes place at Elkem Aluminium Mosjøen and Elkem Aluminium Lista. Volumes delivered in 2006 totalled 322,000 tonnes. Alcoa holds the remaining 50% of this joint venture.

Energy: The energy business consists of hydropower production and power trading. Elkem is a big consumer and generator of electricity in Norway and one of the main players in the country's power market. Elkem owns or leases 13 hydropower stations located at Salten, Bremanger and Sauda. Average annual output is three terawatt-hours (TWh). The ongoing expansion project at Sauda will increase production volume by app. 500 Gwh .Together with its partners, Elkem Energy administers roughly one third of the electricity consumed by Norway's power-intensive industry. By combining production planning and production insight, the company is able to trade electric power in an efficient way. As of December 31, 2006. Elkem also owned a 50% interest in Industrikraft Midt-Norge, which has a licence to build a gas power plant in Skogn (Norway).

Silicon-related business: The silicon-related business area comprises solar, silicon metal and foundry products, microsilica, carbon and calcium carbide.

Silicon metal: Elkem is one of the world's largest producers of silicon metal, used by the chemicals industry to produce silicones, by the electronics sector as the basis for semiconductors and by aluminium producers as an alloying element. Silicon is produced at the Elkem Bremanger, Elkem Thamshavn and Elkem Salten plants in Norway.

Solar: Elkem Solar has developed a cost-effective metallurgical process to produce silicon metal for the solar cell industry. Access to the right quality of this product is currently restricting the growth of solar cell production. In October 2006, Elkem announced that it was investing NOK 2.7 billion (plus 15-30%) in a new industrial scale plant

for the production of high-purity silicon for solar cells at Elkem Fiskaa in Kristiansand, Norway. The plant will be integrated into Elkem Fiskaa's existing silicon plant and will initially manufacture 5,000 tonnes of solar grade silicon per year. Production will be based on new metallurgical process technology developed by Elkem Solar. The facility is expected to start commercial shipments of silicon to the solar industry in the second half of 2008. Elkem Solar has entered into long-term contracts with major industry players for all of its projected production until X and about half thereafter (until Y).

Foundry products: Elkem is the world's largest supplier of special alloys for the foundry industry. Vehicle makers and their sub-suppliers, piping manufacturers and other mechanical engineering sectors represent the most important customer categories. Production takes place at Elkem Bjølvefossen and Elkem Bremanger in Norway, Elkem Chicoutimi in Canada, Elkem Foundry Products in France and Elkem Carbon in China.

Materials: Elkem is the world's largest supplier of microsilica, used as an additive in concrete, other building materials and fire-resistant products. It is also employed in drilling oil wells and for sealing tunnels. These products are based on raw material delivered by Elkem's smelters and also purchased from smelting plants in all parts of the world.

Carbon: Elkem is the world's largest producer of electrical calcinated anthracite and Søderberg electrode paste. Carbon production takes place at Elkem Fiskaa in Norway, Carboindustrial and Carboderivados in Brazil, Elkem Carbon in China, and Ferroveld in South Africa (50% owned). These products are used in the metallurgical and other industries.

Borregaard

Borregaard is the global leader in the field of wood-based speciality chemicals and holds strong positions in other selected niches of organic chemicals. The company develops and supplies specialty chemicals, fine chemicals and ingredients for a wide range of applications.

Borregaard's unique competence in the field of wood based chemicals is the basis for the company's strategy of specialisation and concentration in global niche markets. Borregaard's specialty chemicals businesses (Borregaard ChemCell and Borregaard LignoTech) utilise the various components of wood to produce high value added products such as speciality cellulose, lignin-based binding and dispersing agents, yeast and yeast extracts, and ethanol. Wood is also the basis for Borregaard's production of the aroma chemical vanillin (fine chemicals).

Borregaard's Ingredients and Pharma business supplies advanced products that meet high quality and hygiene standards in the food ingredients and selected animal feed segments in a new business area, Borregaard Ingredients.

Specialty Chemicals

Borregaard ChemCell is a leading manufacturer of speciality cellulose for products that are used in the construction and oil industries, in the production of food products, tablets, cosmetics and personal hygiene products, and in paint, varnish and printing ink. The company also produces cellulose for textiles, plastics and paper. Borregaard ChemCell manufactures special cellulose qualities where the focus is on viscosity (flow properties). Its most important customer categories are manufacturers of cellulose derivatives (mainly binding and thickening agents) and micro-crystalline cellulose (e.g. for tablets). Borregaard's chemical expertise provides a solid foundation for producing specialised products with properties that give added value for customers.

Borregaard ChemCell's production plant is highly flexible and has the potential to manufacture a wide range of products. In 2002, Borregaard acquired the Swiss cellulose and wood-based chemicals company Atisholz. The Swiss plant has been modernised and fits well into Borregaard's other business operations. The acquisition contributes to expertise, technology and capacity for continued growth in the field of speciality cellulose.

Since its establishment in 1967 ***Borregaard LignoTech*** has developed into the world's leading supplier of lignin-based binding and dispersing agents for flow and stabilisation. Lignin is a wood-based raw material that is a co-

product of cellulose production. Lignin is a substitute for petroleum-based products. Borregaard's lignin products are used in concrete, textile dyes, agrochemicals, batteries and ceramic products, or as binding agents in animal feed and briquettes. Lignin products improve the end-use properties and strengthen the structure of concrete. In warm climates, lignin products help to lengthen the time it takes for concrete to harden. Lignin products are also increasingly used in connection with oil drilling, where they provide cost-effective, environmentally sound alternatives in many areas. For animal feed production, Borregaard supplies products and training programmes that increase production capacity while maintaining the quality of feed products.

The products are sold in almost 80 countries from 12 factories on four continents. The company thus has strength and flexibility with respect to raw material supplies, transport costs and product mix. In recent years, significant investments have been made in expanding the capacity of several factories. On the basis of existing business and known technology, the company is developing new areas of use where its products can contribute to more efficient processes, improved product performance, cost reductions and positive environmental benefits.

Synthesis & Ingredients

Borregaard Synthesis supplies fine chemicals and aroma chemicals to the international market. On the basis of its own specialised expertise and strategic raw materials, the company manufactures advanced fine chemicals for the pharmaceutical industry, the flavour and fragrance industry, the agricultural industry and other industrial applications. Its clients are mainly large international companies. Borregaard Synthesis is a supplier of advanced intermediates that are used in some of the most widely sold medicines in the world. Many projects are currently at the development stage. They include intermediates for new medicines for treating high blood pressure and reducing cholesterol, antiviral drugs (e.g. anti-HIV) and anti-asthma medicines. The company has a leading position as a supplier of intermediates for non-ionic X-ray contrast media.

The development of new products is a fundamental element of Borregaard Synthesis' operations. Many years of research in close cooperation with customers lie behind its advanced intermediate products. In recent years, Borregaard Synthesis has focused on manufacturing advanced intermediates for the pharmaceutical industry. The investment in this sector is long-term and requires a great deal of research and development. These are high-value, high-purity products and Borregaard Synthesis cooperates closely with several large pharmaceutical companies. Borregaard Synthesis' R&D activities take place at its plants in Norway, Italy and the USA.

Borregaard Ingredients encompasses the food ingredients and animal feed segments of Borregaard's business. This division has production facilities in Norway and Switzerland, and comprises aroma products (vanilla and ethyl vanillin), omega-3 oils and yeast/yeast extracts. There is considerable market interest in omega-3 products, and facilities are being expanded to meet that demand.

Energy

Borregaard Energy has commercial responsibility for power production at a number of power stations owned by the Orkla Group. Borregaard has its own production (average level 475 GWh) in addition to long-term power contracts. One of the company's primary objectives is to optimise its production through the use of financial instruments on Nord Pool, the Nordic power exchange.

Borregaard's energy activity is commercially integrated with Elkem's.

7.11 Orkla Associates

Associated companies are investments of a strategic nature (not part of the investment portfolio) in which Orkla has a significant influence by virtue of its ownership interest. Orkla Associates mainly encompasses holdings in three businesses; Jotun A/S (42.5% ownership share) and Renewable Energy Corporation ASA ("REC") (39.75% ownership share), both accounted for under the equity method and Hjemmet Mortensen (40% financial ownership interest) which is accounted for as a joint venture since the business is jointly operated on a 50/50 basis with Danish publisher, Egmont Holding A/S. Jotun, which manufactures and markets paints and coatings, holds strong market positions in Norway, the Middle East and Asia and globally in certain niches. Hjemmet Mortensen is Norway's leading magazine publisher with operations in Sweden and Finland; and REC, which is listed on the Oslo stock exchange, is a global leader in the fast-growing solar industry.

Investments in Associates Accounted for under the Equity Method (FY2006)

NOK millions	REC	Jotun
Book value January 1, 2006	936	1,210
Additions / disposals in 2006	2,739	-
Share of profit 2006	128	151
Dividends / Price adjustments 2006	-	(34)
Book value December 31, 2006	3,803	1,327
Share owndership December 31, 2006	27.5%	42.5%

REC: post year end Orkla acquired additional shares in REC and now owns 39.75%

Jotun AS (Jotun)

Jotun is Norway's leading manufacturer of paints and powder coatings and has strong market positions in Norway, the Middle East and in Asia. Founded in 1926, it is still majority owned by relatives of its founder, Odd Gleditsch sr.. Orkla owns 42.5% of the share capital, controls 38.2% of the voting rights and has two members on the Board of Directors: Dag J. Opedal (CEO of Orkla ASA) and Torkild Nordberg (Managing Director, Orkla Brands). Orkla has a pre-emptive right to purchase the majority of the remaining shares in Jotun should the Gleditsch family wish to sell shares outside of the family. Orkla's interest in Jotun is of a long term industrial nature, the initial ownership share was a result of the merger between Jotun, Orkla's paints business and two other companies in 1972. The ownership share has been gradually increased to over 40% in 1991. The Gleditsch family controls the majority of the shares and voting rights of Jotun.

Jotun is one of the world's major manufacturers of paints, coatings and powder coatings. Headquartered in Sandefjord, Norway, the group encompasses 67 companies and 40 production facilities on five continents. In 2006, consolidated sales were NOK 7,733 million (NOK 6,710 million 2005), an increase of 20% on the previous year. Operating profit in 2006 was NOK 645 million (NOK 535 million 2005), leading to an operating profit margin of 8.3% (8.0% 2005).

The group operates through four divisions; decorative paints, marine coatings, protective coatings and powder coatings. The Company develops, produces and sells cost-effective paint and coatings products, and provides customer service and technical support, to residential, marine and industrial markets worldwide. The Company's products are developed using extensive knowledge of local markets. Jotun aims to acquire this background knowledge through having representatives in all its markets and maintaining consistent communication with its customers.

Renewable Energy Corporation ASA (REC)

REC is a market leader in solar energy and the largest company in the sector by market capitalization. REC is headquartered in Oslo, Norway. REC is the world's largest producer of solar-grade silicon and wafers for solar applications as well as a significant producer of cells and modules. Orkla increased its initial holding of 27.5% to 39.75% in 2007, through a combination of holdings by Orkla ASA and its subsidiary Elkem ASA. Three people from Orkla's Executive Board: Ole Enger (CEO, Sapa AB), Roar Engeland (Executive Vice President, Corporate Development) and Inger Johanne Solhaug (SVP Marketing and Innovation), are on the Board of Directors of REC.

Established in 1996, REC was listed on the Oslo Stock Exchange on May 9, 2006. The initial public offering (IPO) received strong investor demand with the Company selling 73 million shares resulting in gross proceeds of NOK 6,914 million. The three largest owners, Orkla, Q-Cells AG and Hafslund Venture AS, holds around 72% of the Company's shares. As at July 5, 2007 it had a market capitalization of approximately NOK 113.4 billion. Based on this, Orkla's 39.75% share has a market value equal to around NOK 45.1 billion.

REC operates at all levels of the value chain, from production of raw materials to finished solar cells modules. Its business activities are organized in three divisions: REC Silicon, REC Wafer and REC Solar.

- REC Silicon produces solar grade polysilicon for the photovoltaic industry and electronic grade polysilicon and silane gas for the electronics industry at two facilities in the USA. REC Silicon is the world's largest dedicated producer of solar grade silicon.
- REC Wafer produces multicrystalline wafers for the solar cell industry at two production facilities in Norway, as well as monocrystalline ingots for wafer production at a separate plant in Norway. REC Wafer is the world's largest producer of multicrystalline wafers.
- REC Solar produces solar cells at its plant in Norway and solar cell modules at its facilities in Sweden.

The presence in all parts of the value chain of the photovoltaic industry is one of REC's key strengths. It provides in-depth industry insight at a point in time when the industry is still immature, which makes REC well positioned to analyze and execute on strategic opportunities. It also enables REC to carry out joint technology development and further strengthen its leading technological position throughout the chain.

REC had revenues of NOK 4.3 billion in the year to December 31, 2006, up from NOK 2.5 billion in the previous 12 month period. Its EBITDA margin improved from 34% in 2005 to 45% in 2006. Total assets were NOK 14.8 billion at year end.

Orkla's interest in REC dates back to an initial investment in the REC made by Elkem in 2004. At present, the Company has no intention to increase its ownership of REC above the current level. Indeed, Orkla has taken active precautions to keeps its percentage ownership below that level which would require the Company to make a public offer for REC.

Hjemmet Mortensen A/S

Hjemmet Mortensen A/S (HM) is Norway's leading magazine publisher with operations in Sweden and Finland. Orkla owns 50% of the shares of, and holds an economic interest of 40% in HM, and the private Danish media company, Egmont Holdings AS, owns 50% of the shares of, and hold an economic interest of 60% in HM. This structure reflects the assets contributed to the joint venture which was established in 1992. The company is controlled on a 50/50 basis. HM is proportionally accounted for by Orkla as a joint venture.

HM is the leading magazine publisher in Norway with about 40 titles in the domestic market and a 49% market share. Its publications reach 2.8 million readers weekly, equivalent to 90% of the adult population of Norway. HM's subsidiary Hjemmet Mortensen AB is a major publisher in the Swedish market with over 30 titles and on-line services, and also publishes titles in Finland.

Consolidated revenues for the HM group in 2006 (FYE December 31) were NOK 1.66 billion (2005 NOK 1.65 billion) and Operating profit before goodwill amortization was NOK 285 million (2005 NOK 313 million). Operating margins (based on Operating margin before goodwill amortization) in the last five years have ranged from 17.2% to 21.3%. There is no significant requirement as regards capital contributions in this joint venture. On the contrary, the HM position has been cash generative for Orkla with dividend payments of NOK 92 million in 2006 and NOK 72 million in 2007 for the year 2005 and 2006 respectively.

7.12 Orkla Financial Investments

Orkla Financial Investments division comprises three main areas of activity; the Share Portfolio, Orkla Finans and Orkla Eiendom. The division manages one of Norway's largest share portfolios, which mainly consists of investments in the Nordic region and Eastern Europe. Orkla Finans offers investment services to institutional and private investors, while Orkla Eiendom invests in and develops real estate. The division also includes Borregaard Skoger, which develops and manages Orkla's forest properties.

The Share Portfolio

Orkla Industrier first established a share portfolio in 1941 (the "Share Portfolio"), creating a dedicated Financial Investments division in 1977. The strategy is to identify and invest in individual companies that create value, and the

primary goal of Orkla Financial Investments division is to maximise the long-term return on invested capital, contribute to providing the group with industrial options and be one of the leading players in the field of alternative investments in Norway.

The Share Portfolio also has a strong Nordic emphasis; 49% of the Share Portfolio was invested in Norwegian securities as at December 31, 2006.

Structure of Share Portfolio (2005-2006)

Porfolio Structure	December 31	
	2006	2005
Fair value NOK million	18,198	16,149
Norwegian listed shares	45%	43%
Foreign listed shares	40%	43%
Norwegian unlisted shares	4%	4%
Foreign unlisted shares	11%	10%

The Share Portfolio has historically played an active role in the industrial development of the Group and gives Orkla additional financial flexibility and strength. The Share Portfolio also places emphasis on making optimal use of the competence available in the Group's other businesses. The Share Portfolio is comprised primarily of quoted, liquid assets which could, if required, provide financial flexibility to Orkla.

While there may be substantial year-on-year variations, the Group has achieved a high level of value creation, both in absolute terms and in relation to the Oslo Stock Exchange All Share Index.

Historical Performance of the Share Portfolio (1982-2006)


20
NOK

Growth of NOK 1 (12.31.1982 – 12.31.2006)

The Share Portfolio is in Orkla's consolidated balance sheet at Fair Value, details of which are provided below. Realized gains from the sale of portfolio assets and losses from the write-down of any investment, and dividends received are shown in the profit and loss statement. A detailed breakdown of the Share Portfolio is published annually in Orkla's report and accounts, and the value of the Share Portfolio is updated on a quarterly basis. As at December 31, 2006 the market value of the Share Portfolio was NOK 18.2 billion (2005 NOK 16.1 billion) an increase of 12.7%. As at March 31, 2007, the market value of the Share Portfolio was NOK 19.4 billion.

Share Portfolio, as at December 31, 2006

Amounts in NOK million	Ownership	Number of shares 31 December2006	Fair value 31 December 2006	Unrealised gains 2006	Industry	Fair value 31 December 2005
Securities available for sale						
Listed securities Norway						
Steen & Strøm	11.3%	3,161,635	1,059	879	Real estate	646
Tomra Systems	11.5%	20,000,000	860	63	Industry	349
DnB NOR	0.7%	9,000,000	797	469	Bank	720
Rieber & Søn	15.5%	12,363,507	686	87	Consumer Goods	565
Fast Search & Transfer	12.2%	43,600,000	676	28	Software & Services	408
Norsk Hydro	0.3%	3,490,800	675	350	Energy	556
Schibsted	2.8%	1,946,250	433	138	Media	406
Tandberg Television	4.0%	3,250,000	254	50	Communications Equipment	-
Vizrt	11.1%	2,252,616	199	74	Software	86
Yara International	0.4%	1,265,400	179	60	Materials	146
Eltek	5.9%	2,885,939	178	-	Technology Hardware & Equipment	112
Kongsberg Automotive	6.6%	2,938,400	165	30	Automobiles & Components	141
Oslo Børs Holding	5.0%	250,5	150	128	Finance	200
EDB Business Partner	2.9%	2,642,279	145	15	IT Consulting & Other Services	58
Awilco Offshore	1.4%	2,050,100	133	62	Energy Equipment & Services	108
Storebrand	0.7%	1,650,956	131	103	Insurance	1,145
Norwegian Property	1.8%	1,800,000	117	24	Real estate	-
Kongsberg Gruppen	2.2%	645,2	112	19	Commercial Services & Supplies	-
Kverneland	8.7%	1,339,727	101	12	Construction & Farm mech. & Heavy truck	98
Others			1,287	104		1,12
Total			8,337	2,713		6,866
Listed securities outside Norway						
Hennes & Mauritz B	0.3%	2,350,000	739	304	Retailing	657
Vimpelcom-SP ADR	0.6%	1,298,100	641	388	Telecommunication Services	440
Amer Group	4.2%	3,028,185	415	55	Consumer Goods	251
Ericsson B	0.1%	16,000,000	403	68	Technology Hardware & Equipment	370
Transocean	0.2%	720	364	120	Energy Equipment & Services	407
AstraZeneca	0.1%	1,000,900	335	61	Pharmaceuticals & Biotech	297
Sampo	0.3%	1,750,329	292	135	Insurance	335
Nokian Renkaat	1.5%	1,823,500	233	57	Automobiles & Components	155
Danske Bank	0.1%	800	221	73	Bank	119
Mobile Telesys ADR and Ord.[1]	0.1%	1,450,000	218	42	Telecommunication Services	95
Enter Sverige	na	170,191	218	130	Mutual Fund	160
Getinge Industrier B	0.7%	1,318,400	184	88	Health Care Equipment & Services	200
Group 4 Securicor	0.6%	7,748,000	178	32	Commercial Services & Supplies	104
Pride International	0.5%	868,4	163	3	Energy	-
Nordic Alpha	na	135	155	46	Hedge Fund	140
Lebedyansky	1.4%	295,08	148	68	Consumer Goods	118
Royal Caribbean Cruises	0.3%	531,4	138	(6)	Hotels & Leisure	152
Helix Energy Solutions	0 %	700	137	(11)	Energy	-
Rambler Media Limited	4.3%	650	135	61	Media	62
Nordea Bank	0.1%	1,400,000	135	43	Bank	246
Skistar	3.3%	1,226,500	131	49	Hotels & Leisure	116
Cardo	1.6%	488,1	115	38	Construction & Farm mech. & Heavy truck	87
Nordic Omega	na	563	115	15	Hedge Fund	102
Seventh Continent	0.1%	676,205	113	59	Household products	77
Orkla Finans Multistrategi	na	250,278	106	13	Hedge Fund	104
Trigon Second Wave Fund A	0 %	931,625	104	38	Mutual Fund	73
Others			1,139	202		2,107
Total			7,275	2,207		6,994
Unlisted securities						
Industri Kapital 2000	3.6%	na	392	132	Private Equity Fund	425
Industri Kapital 2004	5.0%	na	253	85	Private Equity Fund	106
Carl Aller Etablissiment	3.6%	6,45	221	171	Media	186
Industri Kapital 97	8.0%	na	167	33	Private Equity Fund	239
Overseas Telecom A+B[2]	13.1%	238,5	162	121	Telecommunication Services	116
Nordisk Mobiltelefon	13.9%	4,465,720	151	23	Private Equity Fund	-
Ferd Private Equity I	4.7%	na	95	52	Private Equity Fund	75
Dynea	3.8%	818,205	89	44	Private Equity Fund	75
Vakt-Service	12.9%	43,053	75	-	Commercial Services & Supplies	-
Others			646	91		664
Total			2,251	752		1,886
Securities, with change in fair value through profit and loss						
Rondane Holding	38.4%	2,251,000	135		Industry	-
Qubus Hotel Holding	20.5%	66,772	67		Consumer Goods	67
Viking Venture	24.4%	494,056	44		Private Equity Fund	31
Others			89			305

[1] Mobile Telesystem ADR 540,000 shares, Mobile Telesys Ord 910,000 shares

[2] Overseas Telecom A 150,170 shares, Overseas Telecom B 83,330 shares

[3] In addition to the Share Portfolio, other Group companies have minor shareholdings totalling NOK 26 million (2005: NOK 28 million)

Orkla Finans

Orkla Finans is a niche player in the Norwegian financial services industries with operations in asset management, alternative investments and advisory services. Its asset management business is active in alternative investments including hedge funds, structured products and real estate. Orkla Finans insurance brokerage subsidiary was sold to Aon Grieg A/S in February 2007.

As of December 31, 2006, Orkla Finans had about 150 employees in offices in Oslo, Bergen, Stavanger, Trondheim, Kristiansand, Tønsberg and Sandvika (Norway) with operating revenues of NOK 492 million (2005 NOK 329 million) and profit before tax of NOK 178 million (2005 NOK 97 million).

Orkla Eiendom

Orkla's real estate division, Orkla Eiendom, focuses primarily on property development and to a limited extent manages developed property. In the year to December 31, 2006, the division showed a profit before tax of NOK 145 million (2005 NOK 219 million).

Borregaard Skoger

Borregaard Skoger manages Orkla's forest properties in Norway. The total area is 108,000 hectares of which 78,000 hectares are productive forest. The company's main activities are related to the management of forests, real estate and uncultivated land. The volume of timber harvested in 2006 was around 100,000 m^3, on par with previous years. The company had operating revenues for the year to December 31, 2006 of NOK 160 million (2005 NOK 189 million) and showed a profit before tax of NOK 26 million (2005 NOK 37 million). Borregaard Skoger's forests have a capitalized book value of NOK 175 million as at December 31, 2006.

7.13 Board of Directors, Management and Employees

Orkla is managed by a General Assembly, a Corporate Assembly, a Board of Directors and an Executive Group Management.

The General Assembly consists of the shareholders, and is the highest authority of Orkla. It has annual meetings.

A two-thirds majority of the Corporate Assembly is elected by the General Assembly, with the remaining third elected by the employees of Orkla. It has 21 members elected for a two-year period. It meets regularly three or four times a year and takes decisions concerning major investments and reorganizations. The Corporate Assembly is charged by law with supervising the management of the Company by the Board of Directors and the executive management.

The responsibilities of the Board of Directors are laid down by Norwegian law. The Chairman of the Board of Directors is elected by the Corporate Assembly on the basis of proposals from the Nomination Committee, which is elected at the General Meeting. Both the Chairman and the other members of the board are elected for a term of up to two years.

How Orkla's governing bodies are elected


Employees of Orkla companies
General Meeting
Elect in accordance with the Orkla Group's corporate democracy arrangement
Elect on the basis of a recommendation from the Nomination Committee
7 employee-elected members
Corporate Assembly
15 shareholder-elected members
Elect in accordance with the Orkla Group's corporate democracy arrangement
Elect on the basis of a recommendation from the Nomination Committee
3 employee-elected members
2 employee-elected observers
Board of Directors
The entire Corporate Assembly appoints the Chairman of the Board
7 shareholder-elected members

Members of the Corporate Assembly as per May 31, 2007

Name	Title	Company
Elected by the shareholder		
Knut Brundtland (0)	Professional board member	
Johan H. Andresen (0)	CEO and owner	Ferd AS (2,826,500)
Elisabeth Grieg (4,500)	CEO	Grieg Neptunus (8,750)
Idar Kreutzer (0)	CEO	Storebrand ASA (20,932,830)
Nils-Henrik Pettersson (80)	Lawyer	Law firm of Schjødt AS (0)
Gunn Wærsted (0)	CEO	Sparebank 1 Gruppen AS (3,374,750)
Olaug Svarva (0)	CEO	Folketrygdfondet (105,127,710)
Dag Mejdell (0)	Group President and CEO	Posten Norge AS (0)
Lars F. Windfeldt (1,265)	Partner	Apax Partners (0)
Anne E. Gudefin (0)	Portfolio Manager	Franklin Templeton Investments (113,750,000)
Marianne Blystad (0)	Lawyer	Law firm of Nordia DA (0)
Rune Bjerke (0)	CEO and President	DnB NOR Bank ASA (15,051,395)
Kjetil Houg (0)	CFO	Oslo Pensjonsforsikring (14,944,500)
Deputy members		
Terje R. Venold (0)	Group President and CEO	Veidekke ASA (0)
Anne Birgitte Fossum (0)	Lic.oec.	Foinco AS (6,500)
Scilla Treschow Hokholt (71,965)	Degree in Agriculture	
Andreas Enger (0)	CFO and Senior VP	Norske Skogindustrier (65)
Benedikte Bjørn (0)	Company Secretary	Norsk Hydro ASA (0)
Ann Kristin Brautaset (0)	Portfolio Manager	Folketrygdfondet (105,127,710)
Name	**Personal deputies for Swedish and Danish representatives**	**Deputies elected by employees**
Elected by the employees		
Kai Erik Andersen (6,650)	Johnny Dahlström (1,100)	Merete Andersen (0)
Robert Johansson (0)	Kerstin Johansson Wahlberg (150)	Cecilie Borgen (0)
Trygve Leivestad (3,000)		Arvid Liland (940)
Esa Mäntylä (0)		Trine-Lise Allnor (0)
Sverre Olsen (80)		Morten Vik (0)
Jan Atle Toft (600)		
Peer Sorensen (480)		

Number of shares in Orkla held as of May 31, 2007 is shown after each name

Members of the Nomination Committee

	Name	Name
Nomination Committee elected by the General Meeting (cf. Article 18 of the Articles of Association):	Knut Brundtland (0) Elisabeth Grieg (900) Idar Kreutzer (0) Leiv Askvig (0)	Olaug Svarva (0) Sverre Olsen (16) (for election of Chairman of the Board)

Number of shares in Orkla held as of May 31, 2007 is shown after each name.

Members of the Board of Directors

Name	Age	Title	Biography
Stein Erik Hagen	50	Chairman	Degree from the Retail Institute (the Norwegian School of Retail). First elected to the Board in 2004 and up for re-election in 2008. Retailer and founder of RIMI Norge AS and Hakon Gruppen AS since 1976. Co-founder of ICA AB and retailer from 1999–2004. Owner and Executive Chairman of the Board of Canica AS and associated family -owned companies since 2004. Member of the Board of Treschow Fritzøe AS. Fritzøe Skoger – Mille Marie Treschow. Angvik Investor AS, Berg Jacobcn Gruppen AS, Noisomhed AS and Sepas AS. Deputy member of the Board of Steen & Strom ASA, member of the Corporate Assembly of Storebrand ASA. Member of the Board of the Confederation of Norwegian Business and Industry's Board for Family-Owned Enterprises and Active Ownership. Member of the Council of the Centre for Corporate Governance Research at the Norwegian School of Management (BI) and member of the Madison Council, Library of Congress (Washington D.C.). Orkla and Canica and/or Stein Erik Hagen have some common business interests. The Board of Directors of Orkla has been informed of these interests. and has taken due note of the information.
Svein S. Jacobsen	56	Deputy Chairman	Degree in Business (siviløkonom) and state-authorised public accountant (Norwegian School of Economics and Business Administration). First elected to the Board in 2000 and up for re-election in2008. Director of Finance at Tomra Systems, 1984–1988, CEO of Tomra, 1988–1996. Thereafter member of the Board of Norwegian and foreign companies. Chairman of the Board of Expert ASA, Cinevation AS, NCA AS and Vensafe ASA. Member of the Board of GM-I inc. (USA) and Ventelo Holding AB (Sweden).

Name	Age	Title	Biography
Kjell E. Almskog	66	Director	Degree in Business (siviløkonom), MBA (University of Kansas) and Advanced Management Program (Harvard University). First elected to the Board in 2000 and up for re-election in 2008. Group President and CEO of ABB Norway from 1986, subsequently Deputy CEO of the ABB Group (Zurich), and head of ABB's Oil & Gas Division. Group President and CEO of Kværner ASA, 1998–2001. Deputy Chairman of the Board of Kverneland ASA, member of the Board of Kitron ASA and Petrofac Ltd (UK). Senior Advisor of the Taylor Group consultancy firm (Washington D.C.).
Bjorg Ven	61		Degree in Law (University of Oslo). First elected to the Board in 2006 and up for re-election in 2008. Lawyer in private practice with authorisation to appear before the Norwegian Supreme Court and partner in the Law Firm of Haavind Vislie AS. Deputy Chairman of the Board of Directors of Telenor ASA, member of the Board of Vital Forsikring ASA, AS Avishuset Dagbladet and Norsk Vekst ASA. Chairman of the Stock Exchange Appeals Committee and the Norwegian Complaints Board for Public Procurement.
Lennart Jeansson	66	Director	Degree in Business (siviløkonom) (Gothenburg School of Business). First elected to the Board in 2006 and up for re-election in 2008. Appointed Assar-Gabrielsson Professor at the University of Gothenburg from 2007. Long career with the Volvo Group in positions including Managing Director and Deputy Group CEO, 1994–2005. Chairman of the Board of Stena AB, Volvo Pensionfund and BIL Sweden. Deputy Chairman of the Board of Sjätte AP-fonden. Member of the Board of Volvo Lastvagnar, Volvo Construction Equipment, Stena Metall and the Confederation of Swedish Enterprise.
Birgitta Stymne Göransson	49	Director	Degree in Engineering (sivilingeniør) (Royal Institute of Technology in Sweden) and MBA (Harvard University). First elected to the Board in 2005 and up for re-election in2008. Employed by Swedish Technical Attaches in Washington D.C. from 1984, and consultant at McKinsey & Company, 1988–1993. Subsequently held various positions in Swedish business and industrial enterprises, among others at KF, Åhléns and Executive Vice President of the Telefos Group. Managing Director of Semantix since spring 2006. Chairman of Kontakt East Holding AB and member of the Board of Arcus AS, Elekta AB and Net Insight AB.
Åse Aulie Michelet	54	Director	Degree in Pharmacy (Cand.pharm.) (studied in Oslo and Zurich). First elected to the Board in 2001 and up for re-election in2008. Various posts in the fields of research, production and marketing at Nycomed, subsequently Nycomed Amersham, from 1979. Since 1999 CEO of Amersham Health, now GE Healthcare AS, and in charge of global production. Ms Michelet has served on the Board of several listed companies.
Aage Andersen	58	Employee-elected	Chief trade union representative in the Orkla Group, head of

Name	Age	Title	Biography
		director	Orkla's International Committee of Union Representatives and chief union representative in Borregaard. First elected to the Board in 2004 and up for re-election in 2008.
Jonny Bengtsson	59	Employee-elected director	Trade union representative at Procordia Food (Orkla Foods, Sweden). First elected to the Board in 1995 and up for re-election in 2008. Procordia Food's representative in the Swedish food workers' federation, Livs.
Per Arnfinn Solberg	53	Employee-elected director	Chief trade union representative at Stabburet Salg DV (Orkla Foods, Norway) and head of Orkla's Committee of Representatives of Non-Manual Workers. Succeeds Kjetil Haanes who left the Board following the sale of Orkla Media in autumn 2006. Up for re-election in 2008.
Gunn Liabo	58	Board Observer elected by the employees	Trade union representative and shop steward at Lilleborg Ello (Orkla Brands, Norway). First elected to the Board in 2004 and up for re-election in 2008.
Peter A. Ruzicka	43	Deputy director attending board meetings	Degree in Business Economics (siviløkonom) and MBA, Oslo Handelshøyskole (OHH), 1990. First elected as deputy to the Board in 2007, when he resigned from the Corporate Assembly of Orkla, and up for re-election in 2008. CEO of Canica AS since 2006. Has previously been CEO of Jernia, 2003 – 2006, and held various positions within the Hakon Group. Chairman of the Board of Steen & Strøm ASA, member of the Board of Komplett ASA, Think Global AS.

Members of the Executive Group Management

Name	Age	Title	Biography
Dag J. Opedal	47	Group President and CEO	Degree from the Norwegian School of Economics and Business Administration (NHH) and an MBA from INSEAD in France. Acting Group President and CEO since January 2005, Group President and CEO since June 2005. Member of Orkla's Group Executive Board since 2001. Previously head of Orkla Foods and Stabburet. Prior to that, Finance Director at Nora and Company Secretary, Group Controller at Dyno Industrier. Member of the Board of Directors of Jotun AS, the Supervisory Board of DnB NOR ASA and the Nomination Committee of Storebrand ASA, and FAFO Council member.
Torkild Nordberg	49	Managing Director, Orkla Brands Represents Orkla Foods and Orkla brands in the Group Executive Board	Degree from the Norwegian School of Economics and Business Administration (NHH). Managing Director of Orkla Brands since 2002 and member of Orkla's Group Executive Board since 2005. Director Lilleborg Home and Personal Care from 1997, Personal Care Products/ Hygiene 1994-1997 and Industrial Detergents 1993-1994, prior to which he held management positions in marketing/ sales at Lilleborg. Member of the Board of Directors of Jotun AS.

Roar Engeland	47	Executive Vice President, Corporate Development and Orkla Financial Investments	Master in Philosophy from the University of Oslo. MBA from INSEAD in France and graduate of the Norwegian Military Academy. Head of the Corporate Development Department since 1996 and member of Orkla's Group Executive Board since 2001. Formerly a consultant at McKinsey & Company, following a military career. Member of the Board of Directors of the Renewable Energy Corporation ASA and member of the Supervisory Board of Storebrand ASA.
Terje Andersen	49	Chief Financial Officer	Degree from the Norwegian School of Economics and Business Administration (NHH).Chief Financial Officer at Orkla since 2000 and member of Orkla's Group Executive Board since 2005. Prior to that he was Finance Director at Orkla Brands and Lilleborg. He has also held positions at Deloitte Consulting and Nevi Finans.
Hilde Myrberg	49	Executive Vice President, Corporate Staff	Degree in Law from the University of Oslo and an MBA from INSEAD in France. Member of Orkla's Group Executive Board since 2006. Head of the Markets Sector at Hydro Oil & Energy until 2006. She has held various positions at Hydro including posts in corporate development at Hydro Energy, worked as Group Lawyer and served as Secretary to the Board of Directors. Member of the Board of Directors of Kongsberg Automotive ASA and Petoro AS, and member of the Corporate Assembly of Jotun AS.
Inger Johanne Solhaug	37	Executive Vice President, Marketing / Innovation	Degree from the Norwegian School of Economics and Business Administration (NHH). An Orkla employee since 1993 and member of Orkla's Group Executive Board since 2006. Has held various marketing positions at Orkla Brands and Orkla Foods.
Ole Enger	59	Executive Vice President, Orkla Aluminium Extrusion and CEO Sapa AB	Degree in Agricultural Economics from the Agricultural University of Norway, degree from the Norwegian School of Economics and Business Administration (NHH) and further studies at IMD in Switzerland. Managing Director of Sapa since 2007 and member of Orkla's Group Executive Board since 2005. Group CEO of Elkem, 199-2005. Formerly Director at Norsk Hydro in charge of the Biomarine Division & Hydro Seafood. Member of the Board of Directors of the Renewable Energy Corporation ASA and member of the Supervisory Board of Storebrand ASA.

The business address of the members of the Corporate Assembly, the Board of Directors and the Executive Group Management is care of Orkla ASA, Karenslyst allé 6, P.O. Box 423 Skøyen, 0213 Oslo, Norway.

Share Ownership

The number of Orkla shares owned as of May 31, 2007 by each members of the board of directors is shown below, including closely related parties.

Board of Directors	Number of Orkla shares
Stein Erik Hagen	215,100,000
Svein S. Jacobsen	35,000

Kjell E. Almskog	2,500
Bjørg Ven	7,500
Lennart Jeansson	25,000
Birgitta Stymne Göransson	2,500
Åse Aulie Michelet	2,500
Aage Andersen	600
Jonny Bengtsson	0
Per Arnfinn Solberg	4,240
Gunn Liabø (observer)	4,040
Peter A Ruzicka	100,000

The number of Orkla shares and option owned as of May 31, 2007 by each members of the executive group management is shown below, including closely related parties.

Executive Group Management	Number of Orkla shares	Number of Orkla options[1]
Dag J. Opedal	106.665	1.750.000
Torkild Nordberg	15.270	341.665
Ole Enger	600	239.500
Roar Engeland	127.770	1.050.000
Terje Andersen	18.600	120.000
Hilde Myrberg	600	75.000
Inger Johanne Solhaug	2.500	131.665

[1] The Group has an option programme for key personnel. Options are normally granted at 110% of the listed price of the Orkla share. Options have a life of six years, and may be exercised in the last three years. When an option is exercised, Orkla alternatively has the right to redeem the option by paying a cash amount equivalent to the difference between the exercise price and the price of the share on the day the option is exercised, but this is very unusual.

Arrangements upon Termination of Employment

Dag J. Opedal has a six-month period of notice and may retire at the age of 62. Between the ages of 62 and 67, Orkla will pay a pension equivalent to 60% of salary upon retirement. Thereafter payments will be made from Orkla's defined contribution plan. Opedal may retain his options if his employment contract is terminated.

Ole Enger's retirement age is 65, but he is entitled to resign from his position from the age of 60. His remuneration will then gradually be reduced from 90% the first year to 60% when he reaches the age of 65, on the condition that he works on a 50% basis during the five-year period. The ordinary pension to which he is entitled at the age of 65 amounts to 60% of his ordinary salary coordinated with his benefits from the National Insurance scheme and the Company's group pension plan. Ole Enger has a post-employment salary agreement, under which he will receive 100% pay for the first six months and 80% pay until he reaches the age of 60, after which the above-mentioned pension agreement will enter into force. If he takes up a post in another company, his post-employment salary agreement will expire six months after he takes up his new post, and not later than upon expiry of the post-employment salary period.

The other members of the Group Executive Board have a period of notice of six months. Their retirement age is 65 and they will receive a pension equivalent to 60% of their salary upon retirement until they reach the age of 67, after which their pension will be paid from Orkla's defined contribution plan.

If an employee in the Group Executive Board, by mutual agreement and in the best interests of the Company, terminates the employment contract, the employee will receive a salary and contractual benefits for up to 12 months after the period of notice. 75% of any income from another permanent post during the 12-month period will be deducted.

Human Resources

As at December 31, 2006, Orkla had 28,664 employees, a reduction of 6,165 from year end 2005 mostly due to the sale of Orkla Media. 26% are employed in Norway, and 51% in the Nordic region including Norway. 40% of employees work in Orkla Foods.

The Group is engaged in human resource development at several levels. Individual companies are responsible for the most important human resource development activities, which are intended to improve the working methods and technical and professional skills of their employees. This fundamental training and education must take place in the working environment. The Group's centralised and corporate training programmes are primarily intended to strengthen its core expertise. They teach working methods and technical and professional skills that will improve competence in those parts of the value chain that are of the greatest financial importance for the Orkla Group. The joint development of core expertise covers three main areas:

- The corporate culture
- Management
- Technical and professional skills in the value chain. These programmes are organised in different academies for branding and marketing, sales, production and logistic, purchasing and business to business sales.

The workforce in certain countries are unionised, including in Norway. The Company has good working relationships with all unions and operates workers councils in those countries where is it required by law. Orkla has not been affected by a material strike or action in recent years.

Pensions

Orkla's pension benefit plans are primarily concentrated in Norway, Sweden and the United States. These countries account for 25%, 47% and 17% respectively of the Company's net pension liability. In 2004, Orkla replaced defined benefit plans in Norway with defined contribution plans from January 1, 2004 for both new and existing employees under the age of 60. In 2005, Elkem undertook a similar change in its Norwegian companies from January 1, 2006.

The replacement of defined benefit plans by defined contribution plans has been carried out in order to achieve more predictable pension costs and to mitigate fluctuations in pension liabilities. As at December 31, 2006, Orkla had a net pension liability of NOK 1,908 million.

7.14 Other Company Information

Statement on Corporate Governance

Orkla complies with the Norwegian Code of Practice for Corporate Governance, as published on November 28, 2006.

Dividend and Dividend Policy

Orkla has a policy that shareholders will receive a stable increase in its dividends as long as Orkla's underlying growth is satisfactory. In the past three years, Orkla has paid out an ordinary dividend that has averaged 31% of earnings per share. In 2003 and 2004, the Company paid additional dividends as a result of the sale of Orkla's stake in Carlsberg Breweries.

Historical dividends (1993-2006)


Ordinary / Special Dividend per Share (NOK)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.19
0.23
0.27
0.32
0.39
0.41
0.50
0.60
0.65
0.68
0.80+5.00
0.90+1.00
1.50
2.00
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Ordinary dividend
Special dividend

Adjusted for the 1:5 split of the Orkla share effective from 20 April 2007

Currency Exposure

In the Materials business, the majority of Elkem's and Borregaard's sales are in foreign currency, primarily in USD and EUR, while manufacturing is mainly based in Europe, a large part of which is located in Norway. This represents the Company's largest currency exposure. On the cost side, the Sapa Group is exposed to aluminium priced in USD, while on the income side, the Sapa Group's sales mainly take place in local currency. Currency risk on the cost side is normally reduced by changing the prices of finished products in step with changes in raw material costs.

Currency exposure in the Branded Consumer Goods sector is not considered significant. Some raw materials and some finished products are imported, while sales mainly take place in local currency in the countries where the companies are based.

Orkla companies enter into forward contracts and option agreements to reduce currency risk relating to cashflows denominated in foreign currencies. The Company seeks to hedge monetary balance sheet items in their entirety. Currency exposure linked to future cashflows is hedged in accordance with strategies of individual companies, which are drawn up within the limits set by the Group. For highly probable future cashflows, the hedge horizon is normally 6-12 months. Borregaard and Elkem hedge future cash flows for several segments for up to three years.

Hedging

In Materials, it is primarily Elkem Aluminium that has long-term purchase contracts for electric power and alumina. On the basis of a relatively predictable cost structure, Elkem Aluminium has traditionally chosen to hedge future aluminium sales at prices that give the company a satisfactory margin. Aluminium prices rose sharply in 2006 and Elkem Aluminium realised prices that were below market prices during the year. In total, this lower sales value amounted to approximately NOK 420 million. On the basis of the market price for aluminium on December 31, 2006, future hedge contracts for the period 2007 to 2009 represent an unrealised loss of about NOK 928 million. Details are in the consolidated financial statements.

Development of the Share Capital

The table below shows the historical development in share capital and number of shares in the Company since 1 January 2004:

Date/year	Number of shares	Nominal value (NOK)	Type of change	Amount (NOK million)	Share Capital (NOK million)
December 31,2004	212,302,265	6.25			1,326.9
2005	208,286,194	6.25	Amortisation	(25.1)	1,301.8
December, 31 2005	208,286,194	6.25			1,301.8
December 31, 2006	208,286,194	6.25			1,301.8
April 2007	1,041,430,970	1.25	Split 1:5		1,301.8
April 2007[1]	1,036,430,970	1.25	Amortisation	(6.25)	1,295.5

[1] The amortisation of shares was resolved at the annual general meeting of Orkla on April 24, 2007, but implementation of the change in the share capital is pending registration with the Norwegian Register of Enterprises.

Principal Shareholders in Orkla as at May 31, 2007

Shareholder	No. of shares	% of capital
Canica AS[1]	186 500 000	17,9%
Folketrygdfondet	104 407 710	10,0%
Skandinaviska Enskilda Banken	37 032 880	3,6%
State Street Bank (NOM)	34 135 979	3,3%
BNY s/a MSF-Mutual Share	31 671 751	3,0%
Tvist 5 AS[1]	27 500 000	2,6%
BNY s/a MSF-Mutual Discovery	25 207 635	2,4%
Storebrand Livsforsikring	15 395 910	1,5%
Oslo Pensjonsforsikring	14 944 500	1,4%
Vital Forsikring ASA	14 230 330	1,4%
Total shares held by top 10 largest Shareholders (detailed)	**491 026 695**	**47,1%**
Total shares held by top 20 largest Shareholders (not shown)	**587 333 270**	**56,4%**
Total all Orkla shares	**1 041 430 970**	**100,0%**
Number of outstanding shares	**1 030 595 510**	**99,0%**

1 On March 8, 2007 the Canica-system disclosed to the market that it owns 20.6% of the shares in Orkla. Tvist 5 AS is part of the Canica-system.

Insurance

Orkla maintains comprehensive insurance with respect to properties, equipment, employees and product liability, which it believes to be adequate. Management believes that its coverage is sufficient for foreseeable liabilities that may arise in the normal course of the business. There are no material insurance claims pending.

Health, Safety and Environment

Orkla has a long-term approach to the environment and it has a desire to contribute to sustainable development. Orkla is committed to operating in accordance with responsible, ethical and sound business principles, while meeting its own stringent standards as regards its impact on the environment and society at large. Orkla operates in many different sectors and its businesses have environmental impacts throughout the value chain, from the production of raw materials to the end user's management of waste. Orkla is conscious of its responsibility to its employees, society at large and the environment and wishes to ensure that its operations are long-term, sound and sustainable. The Company's main challenge therefore lies in continuously increasing its ability to economise on its consumption of raw materials, water and energy and prevent adverse environmental effects.

In June 2005, a scrubber at Borregaard's factory in Sarpsborg was identified as the probable source of infection for an epidemic of Legionnaire's Disease which resulted in the death of 12 people and the illness of more than 50 people in the area. It was not previously known that the facilities of this type could cause the spread of legionella and when the plant was inspected the health authorities judged the procedures to be good. Those affected have received financial compensation. In co-operation with the authorities, extensive monitoring and operating programs have been implemented to prevent similar situations.

In 2006, two independent accidents at Orkla's Elkem subsidiary resulted in the loss of life. At the Elkem works in Thamshavn, Norway, an operator died in a furnace accident, and at the Sapa Group's factory at Lichtervelde in Belgium an employee was run over by a bulldozer while cycling on the factory site. The LTIF rate in 2006 was 11.7 injuries leading to absence per million hours worked, compared with 10.7 in 2005.

The distribution of raw materials and products has an impact on the environment. Therefore, Orkla is focusing on rationalizing transport and using packaging materials that can be re-used or recycled in an appropriate manner. Orkla companies are active members of several organizations that have been established to collect and recycle packaging.

More detailed information about Orkla's environmental efforts and the current status in the various business areas may be found at www.orkla.com/environment.

Litigation and Other Liability Issues

Orkla is not, and has not during the last 12 months been, involved in any governmental, legal or arbitration proceedings which may have, or have had in the recent past significant effects on Orkla's financial position or profitability, and Orkla is not aware that any such proceedings are pending or threatened.

Recent Developments

There has been no significant change in the financial or trading position of Orkla since March 31, 2007.

8 FINANCIAL INFORMATION

8.1 Selected Financial Information

The tables below include Orkla's selected audited consolidated financial information as of and for each of the years ended December 31, 2006, 2005 and 2004 and for the three months ended March 31, 2007 and 2006, in accordance with IFRS. The consolidated historical financial data as of and for the fiscal years ended December 31, 2006, 2005 and 2004 are derived from Orkla's audited consolidated financial statements. The consolidated interim financial data as of and for the three months ended March 31, 2007 and 2006 are derived from Orkla's unaudited financial statements. The information in this table is only a summary and should be read in conjunction with and is qualified in its entirety by reference to Orkla's audited consolidated financial statements and the related notes to the financial statements included in the Annual Reports and the 2007 Q1 Report.

Key Figures	Consolidated financial information Orkla Group			Consolidated financial information – first quarter Orkla Group	
Amounts in NOK million	2006	2005	2004	Q1 2007	Q1 2006
Operating revenues	52,683	47,307	24,482	13,888	12,498
EBITDA before "other income and expenses"	6,883	6,382	3,401	1,933	1,616
EBITA before "other income and expenses"	5,084	4,494	2,506	1,467	1,168
Profit after taxes for continuing operations	7,179	5,860	2,914	2,839	1,715
Minority interests' share of profit	52	216	31	35	21
Earnings per share (NOK)[1]	54.5	28.1	75.5	13.6	8.4
Earnings per share diluted (NOK)[1]	54.3	28.1	75.4	13.6	8.4
Total assets	79,612	74,609	42,949	87,161	76,647
Total non-current assets	42,053	38,618	22,433	47,670	39,543
Total equity attributable to equity holders	47,773	37,177	28,727	49,960	39,716
Minority interests	336	746	448	329	758
Dividends declared per share[1]	10.00	7.50	9.50[2]	na	na

[1] Orkla's General Meeting decided to split the Orkla share into five, effective from 20 April 2007. The nominal value of one share has changed from NOK 6.25 to NOK 1.25. Earnings per share and dividends in the table above are before the split

[2] Includes additional dividend amounted to NOK 5.00.

8.2 Unaudited pro forma condensed financial information

Description of the transaction

Through the Combination, Orkla and Alcoa have combined the two parties' soft alloy aluminium profile operations to form a leading global company. The Combined Company, will be consolidated into the Orkla Group as a subsidiary of Sapa Holding, which otherwise consists of the wholly-owned businesses Heat Transfer and Building System. The division of ownership in the Combined Company has provisionally been fixed at 54% for Orkla and 46% for Alcoa.

The combination was structured such that both Sapa and Alcoa contributed their respective businesses as non-cash contributions into the Combined Company. At Orkla level, Orkla is undertaking no financial transactions in the form

of capital contributions, loans or issue of new equity capital in connection with the creation of the new company. The Combination will entail only a marginal change in Orkla's net interest-bearing liabilities.

The closing of the Combination occurred on June 8, 2007. The final ownership allocation between Orkla and Alcoa will be determined based on audited financial information as of May 31, 2007 and could therefore impact the pro forma financial information presented. This process is estimated to be finalised within Q3.

Purpose of the unaudited pro forma condensed financial information

The unaudited pro forma condensed financial information shows the effect of the combination of Sapa Profiles and Alcoa Custom Extruded Solutions (ACES) on the Orkla Group's Historical Financial Statements for the year 2006 as if it had occurred 1 January 2006 for the income statement and 31 December 2006 for the balance sheet. This financial information is derived from, and should be read in conjunction with, the historical consolidated financial statements for the Orkla Group for the year ended 31 December 2006 incorporated herein by reference, and the ACES 2006 Carve-out Financial Statements set out in Appendix A.

The business that Alcoa contributed to the Combined Company has in the past not been organised as independent legal entities. The combined financial statements for 2006 have been prepared for ACES, in accordance with accounting principles generally accepted in the United States (US GAAP) and based on the carve-out presentation described in Note B to the ACES 2006 Carve-out Financial Statements. The ACES 2006 Carve-Out Financial Statements are presented as though ACES was a separate enterprise, based upon the structures in place during the periods covered. The statements of operations include all items of revenue and income generated by ACES and all items of expense directly incurred by ACES. These include expenses charged to ACES by Alcoa in the normal course of business. The ACES 2006 Carve-Out Financial Statements reflect amounts that have been pushed down from Alcoa in order to depict the financial position, results of operations and cash flows of ACES on a stand-alone basis. The amounts have been allocated on a basis considered reasonable by management. As a result of these allocated amounts, the ACES 2006 Carve-Out Financial Statements may not be indicative of the results that would be presented if ACES had operated as an independent stand-alone entity. Further, ACES have bought products and services from and sold products to various related companies, Alcoa and its subsidiaries, at negotiated prices between the two parties, some of which are cost based reflecting ACES ownership of supply production assets not transferred in the Combination. Accordingly, such information may not reflect what the results of operations, financial position and cash flows would have been had ACES been a separate, stand-alone entity during the periods presented, and may not be indicative of the results of operations, financial position and cash flows in the future. The financial statements have been prepared on a historical cost basis and do not include the effects of the combination with Sapa Profiles.

The financial statements for the Orkla Group have been prepared and presented in compliance with the International Financial Reporting Standards (IFRS), as adopted by the EU.

The unaudited pro forma condensed financial information is in accordance with the accounting policies of the Orkla Group to the extent possible, based on available information on ACES at this point in time.

The unaudited pro forma condensed financial information has been prepared using the purchase method of accounting.

As a consequence of the limited period of time since closing of the Combination, and lack of detailed information with respect to all aspects of ACES' operations, both the conversion from US GAAP to IFRS and the purchase price allocation are preliminary. These preliminary estimates will be updated when further and complete information will be available. Access to such detailed information and a complete conversion from US GAAP to IFRS might reveal further adjustments that will be required for the unaudited pro forma financial information to be based on consistent application of Orkla accounting policies. Such changes may be material. Minority interests are provisionally calculated to 46%. Minority interest might subsequently change. Please refer to section 6.5 "Structure of the Combination.

The unaudited pro forma condensed financial information is presented for illustrative purposes only. Because of its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not purport to represent what the actual results of operations of the Combined Company's financial position would have been if the combination occurred on the date assumed (January 1, 2006 for the income statement and December 31, 2006 for

the balance sheet) and it is not necessarily indicative of the Combined Company's future operating results or financial position. In this regard, the reader should note that the unaudited pro forma condensed financial information do not reflect (i) the cost structure as if the entity had been a free standing company (e.g. the effect of Alcoa's internal metal pricing arrangements, hedging arrangements and allocation of head office costs), (ii) potential differences between IFRS and US GAAP that can not with reasonable effort be adjusted for in retrospect, and (iii) potential differences in accounting policies between the two companies that we have not been able to assess as per the date of this Memorandum. In accordance with EU regulations, no pro forma adjustments are done to give effect to (a) any integration costs that may be incurred as a result of the acquisition, (b) synergies, operating efficiencies and cost savings that are expected to result from the acquisition, (c) benefits expected to be derived from the Combined Company's growth projects or expansions, or (d) restructuring charges that may be incurred to fully integrate and operate the combined organisation more efficiently.

Unaudited pro forma condensed financial information

UNAUDITED PRO FORMA CONDENSED INCOME STATEMENT 2006					
Amounts in NOK million	Historical unadjusted IFRS information Orkla Group	Historical unadjusted Carve-out US GAAP ACES (unaudited)	GAAP and pro forma adjustments (unaudited)	Notes	Unaudited pro forma financial information Orkla incl. ACES
Operating revenues	52 683	15 852			68 535
Other operating expenses	-45 800	-15 220	-55	a, b, c	-61 075
Depreciations and write-downs property, plant and equipment	-1 799	-473	170	b, c	-2 102
Amortisation intangible assets	-216	-15			-231
Other income and expenses	-388				-388
Operating profit	4 480	144	115		4 739
Profit from associates	289				289
Dividends	769				769
Gains and losses/write-downs Share portfolio	3 271				3 271
Financial items, net	-284	-12	12	d	-284
Profit before taxes	8 525	132	127		8 784
Taxes	-1 346	-52	-50		-1 448
Profit after taxes	7 179	80	77		7 336
Discontinued operations	4 109				4 109
Profit for the year	11 288	80	77		11 445
Minority interests' share of profit	52		171	e	223
Profit attributable to equity holders	11 236				11 222

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET 31 DECEMBER 2006					
Amounts in NOK million	Historical unadjusted IFRS information Orkla Group	Historical unadjusted Carve-out US GAAP ACES (unaudited)	GAAP and pro forma adjustments (unaudited)	Notes	Unaudited pro forma financial information Orkla incl. ACES
Intangible assets	17 571	240	-994	c, e	16 817
Property, plant and equipment	16 568	3 195	-163	b,c	19 600
Financial non-current assets	7 914	1			7 915
Non-current assets	42 053	3 436	-1 157		44 332
Assets held for sale	113				113
Inventories	6 510	1 293	294	a, c	8 097
Receivables	10 924	2 053			12 977
Share Portfolio	18 224				18 224
Cash and cash equivalents	1 788	21			1 809
Current assets	37 446	3 367	294		41 107
Assets	79 612	6 803	-863		85 552
Paid-in equity	2 008				2 008
Earned equity	45 765	4 106	-3 357	e	46 514
Minority interests	336		2 694	e	3 030
Equity	48 109	4 106	-663		51 552
Provisions	5 308	473	52		5 833
Non-current interest-bearing liabilities	10 849	326	-252	d	10 923
Current interest-bearing liabilities	3 552	71			3 623
Other current liabilities	11 794	1 827			13 621
Equity and Liabilities	79 612	6 803	-863		85 552

Notes

1. Basis for preparation

All the pro forma adjustments are based on information provided by Alcoa and only a high level review of potential differences between US GAAP and the accounting policies applied by the Orkla Group (IFRS).

The figures from ACES in the unaudited pro forma condensed financial information have been translated from USD to NOK at the rate of 6.4134 for the income statement (reflecting unweighted average exchange rate for 2006) and 6.25510 for the balance sheet (exchange rate on December 31, 2006, the balance sheet date).

Tax rate (39%) used in relation to both the pro forma adjustments and the purchase price allocation, is based on the reported average tax expense in the US GAAP carve-out financial statements for ACES in 2006.

2. GAAP conversion and accounting harmonisation

a) Application of FIFO: ACES applies the last-in-first-out (LIFO) principle, which is not in line with the Orkla Group's accounting policies. Inventories and cost of goods sold have therefore been recalculated using the first-in-first-out (FIFO) principle, which is a prerequisite according to IFRS. As an estimated effect of applying FIFO, the unaudited pro forma balance sheet value of inventory is increased by NOK 264 million. The effect on the unaudited pro forma income statement is a reduction in the cost of goods sold of NOK 126 million.

b) Treatment of production tools (dies): Dies are production tools used in aluminium extrusion. ACES capitalises dies at most of their European plants and depreciate them on a two year straight line basis. To harmonise the accounting policies, the balance related to dies in the ACES business, equal to NOK 150 million, has been charged to equity. The effect on the unaudited pro forma income statement, including reclassification between depreciation and cost of goods sold, has been estimated as if the dies were expensed directly. This has an estimated effect of reduction of NOK 169 million on depreciations and an increase of NOK 151 million on other operating expenses, net positive effect of NOK 18 million.

3. Pro forma adjustments

c) Preliminary purchase price allocation: A preliminary purchase price allocation has been carried out as of May 31, 2007. The effect of this allocation has been taken into account in the unaudited pro forma condensed balance sheet as if the transaction occurred on December 31, 2006.

The estimated fair value of property, plant and equipment is NOK 13 million lower than the book value and this is reflected in the unaudited pro forma condensed balance sheet. A corresponding estimated decrease of depreciation (NOK 1 million) is recognised as a pro forma adjustment in the unaudited pro forma income statement.

The estimated fair value of inventories of finished goods exceeds the book value with NOK 30 million, which are recognised both in the unaudited pro forma balance sheet and in the unaudited pro forma income statement. The effect in the unaudited pro forma income statement must be regarded as non-recurring, as such charge will only occur in the financial reporting period when such inventory is sold (estimated to effect only the first three months results after closing).

d) Transfer of promissory notes: Promissory notes amounting to NOK 252 million were transferred to ACES at closing in the form of an equity injection with a corresponding decrease in interest-bearing liabilities against Alcoa. Interest income from the receivables has been estimated to NOK 12 million for 2006 based on the contractual terms of the promissory notes.

e) Minority interests: Minority interests in the unaudited pro forma income statement are provisionally calculated based on 46% of the profit for the year in respectively Sapa Profiles and the adjusted profit from ACES. Minority interest might subsequently change. Please refer to section 6.5 "Structure of the combination". The minority interests in the unaudited pro forma balance sheet are calculated based on the net identifiable assets in the Combined

Company. The difference between estimated fair value of net assets in ACES as contributed by Alcoa and 46% of the recorded net assets in the Combined Company is charged to equity using the "hybrid method". Under this method, the difference in interest in the subsidiary before and after the deemed disposal of the minority interest in Sapa Profiles to Alcoa is reflected as reduced goodwill (NOK 994 million) and the calculated gain (NOK 749 million) as an adjustment to equity.

Events after balance sheet date

For information concerning the events after the balance sheet date please refer to the following parts of section 6.4: *Selected financial information* and *Recent trends and financial development since the end of 2006.*

8.3 Trend information since the end of the first quarter 2007

The Company has not experienced any changes or trends outside the ordinary course of business that are significant to the Company after 31 March 2007 and to the date of this Memorandum.

8.4 Independent Auditors

The financial statements and the consolidated financial statement of Orkla for each of the three years 2006, 2005 and 2004, appearing in Orkla's Annual Reports for 2006, 2005 and 2004, have been audited by Ernst & Young AS, independent auditors, as stated in their reports therein. Ernst & Young AS, Christian Frederiks plass 6, 0154 Oslo, is a member of Den Norske Revisorforening (the Norwegian Institute of Public Accountants).

Ernst & Young AS has issued an independent assurance report on the compilation of the unaudited pro forma financial information included in section 8.2 "Unadited pro forma condensed financial information" of this Memorandum. The full text of the report of Ernst & Young AS, dated June 6, 2007, which sets forth the responsibility of and work performed by Ernst & Young AS in rendering its report, is attached as Appendix C to this Memorandum. The report is prepared for the sole purpose of inclusion in the Memorandum as required by Oslo Børs.

The ACES Carve-out Financial Statements as of December 31, 2006 and 2005 included in this Memorandum have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report appearing Appendix A. Their address is 600 Grant Street, Pittsburgh PA 15219 USA.

9 CAPITAL RESOURCES

9.1 Capital Resources and Debt Structure

The Group's capital resources consist primarily of cash flow from operating activities and available, long-term, committed loans and credit facilities. The Group's borrowing requirements are primarily determined by expansion investments and acquisitions, to the extent that these are not covered by cash flow from operations. The Group had as per March 31, 2007, net interest-bearing liabilities of NOK 16 billion and a book equity of NOK 50 billion. The ratio of net interest bearing debt to equity ("net gearing") was thus 0.32.

The Group's debt financing is predominantly sourced from the Norwegian bond market and bilateral bank loans. In addition, short term bank loans and the Norwegian commercial paper market are used as short term sources of capital in case they provide more favourable terms than the committed long-term credit facilities.

Outstanding short term loans (commercial paper and short term bank loans) amounted to approximately NOK 3 billion as per March 31, 2007.

Outstanding bonds as of March 31, 2007 amounted to approximately NOK 4.4 billion and comprised loans with maturities between 5 and 10 years. Bilateral bank loans included long-term loans with a fixed repayment date ("term loans") and committed, long-term loan facilities which can be drawn upon and repaid repeatedly as needed ("revolving credits"). The maturity of such loans and facilities is typically 5 to 7 years. As per March 31, 2007, Orkla had approximately NOK 10.8 billion outstanding under such loans and facilities.

The Group had approximately NOK 8.7 billion available in unutilised, committed long-term credit facilities. Loan instalments due the next 12 months amount to approximately NOK 4.4 billion.

The average remaining maturity on loans outstanding and on committed loan facilities is approximately 4.5 years.

Loans are predominantly taken up at the Group level, with Orkla as the borrower. Orkla has a central treasury function which operates as an internal bank for the subsidiaries in the Group. Orkla extends short and long term loans to subsidiaries, receives deposits from subsidiaries and is the counter-part in foreign exchange hedging transactions carried out by the subsidiaries. Orkla attempts, to the extent feasible, to concentrate the liquidity of subsidiaries in Group cash pools.

Orkla's loan agreements have normal, market-standard default clauses, including cross-default clauses. The Loan agreements do not include requirements to comply with specific financial rations ("financial covenants.")

Orkla does not consider that the Company is subject to restrictions on the use of capital resources that could materially directly or indirectly affect the operations of the Group.

9.2 Working Capital Statement

The Company's working capital is sufficient to cover present requirements for the 12 coming months.

Appendix A

Alcoa Custom Extruded Solutions Financial Statements as of and for the years ended December 31, 2006 and 2005

ORKLA

Alcoa Custom Extruded Solutions

Financial Statements

December 31, 2006 and 2005

ORKLA

Alcoa Custom Extruded Solutions
Index
December 31, 2006 and 2005

ORKLA

Report of Independent Auditors

To the Shareholder of
Alcoa Custom Extruded Solutions

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, enterprise capital and cash flows present fairly, in all material respects, the financial position of Alcoa Custom Extruded Solutions (the "Business"), a division of Alcoa Inc , as defined in Note A, at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America These financial statements are the responsibility of the Business' management Our responsibility is to express an opinion on these financial statements based on our audits We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation We believe that our audits provide a reasonable basis for our opinion

As discussed in Note B to the combined financial statements, the Business changed the manner in which they account for benefit plans and stock-based compensation in 2006 As discussed in Note E to the combined financial statements, the Business has significant related party transactions with Alcoa Inc and its subsidiaries

Pittsburgh, Pennsylvania
June 7, 2007

Alcoa Custom Extruded Solutions
Combined Balance Sheets
December 31, 2006 and 2005

(in thousands of dollars)

	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 3,357	$ 5,259
Receivables, less allowances of $14,391 and $11,206	315,085	228,634
Other receivables	741	4,488
Inventories	206,702	171,450
Deferred income taxes, current portion	13,320	5,395
Prepaid expenses and other current assets	12,422	3,731
Total current assets	551,627	418,957
Properties, plants and equipment, net	510,807	493,707
Computer software, net of accumulated amortization of $6,785 and $4,494	15,788	12,478
Deferred income taxes	307	317
Other intangible assets, net	8,908	8,402
Other assets	230	173
Total assets	$ 1,087,665	$ 934,034
Liabilities		
Current liabilities		
Accounts payable, trade	$ 176,018	$ 132,195
Short-term borrowings	10,593	6,299
Current portion of long-term debt	837	780
Accrued compensation and benefits	22,683	18,600
Accrued taxes, other than income taxes	72,883	34,988
Other current liabilities	20,389	23,087
Total current liabilities	303,403	215,949
Long-term debt	7,634	7,853
Notes payable with Alcoa and subsidiaries	44,530	35,303
Deferred income taxes	55,043	61,663
Accrued postretirement benefits	522	701
Other liabilities	20,119	26,896
Total liabilities	431,251	348,365
Contingencies and commitments		
Enterprise Capital		
Divisional equity	639,990	602,036
Accumulated other comprehensive income	16,424	(16,367)
Total enterprise capital	656,414	585,669
Total liabilities and enterprise capital	$ 1,087,665	$ 934,034

The accompanying notes are an integral part of these combined financial statements

Alcoa Custom Extruded Solutions
Combined Statements of Operations
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

	2006	2005
Revenues		
Sales	$ 2,390,572	$ 1,969,458
Sales to related parties	81,168	110,711
	2,471,740	2,080,169
Costs and expenses		
Cost of goods sold (exclusive of provision for depreciation and amortization below)	2,270,703	1,918,851
Selling, general and administrative expenses	81,185	75,634
Provision for depreciation and amortization	75,989	78,692
Research and development expenses	1,752	1,452
Net losses (gains) on metal and foreign exchange derivative activities	19,349	(9,732)
Restructuring and other charges, net	636	23,186
Related party interest expense, net	836	1,213
Interest expense, net	1,091	1,026
Other income, net	(349)	(837)
	2,451,192	2,089,485
Income (Loss) before taxes on income	20,548	(9,316)
Provision for taxes on income	8,077	9,280
Net income (loss)	$ 12,471	$ (18,596)

The accompanying notes are an integral part of these combined financial statements

Alcoa Custom Extruded Solutions
Combined Statements of Enterprise Capital
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

	Comprehensive Income (Loss)	Divisional Equity	Accumulated Other Comprehensive Income (Loss)	Total Enterprise Capital
Balance at December 31, 2004		$ 676,400	$ 19,655	$ 696,064
Comprehensive loss - 2005				
Net loss - 2005	$ (18,596)	(18,596)		(18,596)
Net change in foreign currency translation	(40,879)		(40,879)	(40,879)
Unrecognized gains on natural gas derivatives, net of tax of $(2,616)				
Net change of periodic revaluations	1,162			
Net amount reclassified to income	3,695			
Net unrecognized gain on natural gas derivatives	4,857		4,857	4,857
Comprehensive loss - 2005	$ (54,618)			
Investment in Poland		21		21
Stock-based compensation		472		472
Net change in related party receivables/payables with Alcoa		(56,270)		(56,270)
Balance at December 31, 2005		602,036	(16,367)	585,669
Comprehensive income - 2006				
Net income - 2006	$ 12,471	12,471		12,471
Net change in foreign currency translation	36,378		36,378	36,378
Unrecognized losses on natural gas derivatives, net of tax of $2,001				
Net change of periodic revaluations	(1,318)			
Net amount reclassified to income	(2,398)			
Net unrecognized loss on natural gas derivatives	(3,716)		(3,716)	(3,716)
Comprehensive income	$ 45,133			
Cumulative impact of the adoption of SFAS 158, net of tax of $(70)			129	129
Stock-based compensation		786		786
Net change in related party receivables/payables with Alcoa		24,697		24,697
Balance at December 31, 2006		$ 639,890	$ 16,424	$ 656,414

The accompanying notes are an integral part of these combined financial statements

Alcoa Custom Extruded Solutions
Combined Statements of Cash Flows
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

	2006	2005
Cash from operations		
Net income (loss)	$ 12,471	$ (18,596)
Adjustments to reconcile net income (loss) to cash from operations		
Depreciation and amortization	75,989	78,692
Change in deferred income taxes	(10,488)	112
Restructuring and other charges, net	636	23,186
Provision for doubtful accounts	4,608	3,929
Stock-based compensation	786	472
Net losses (gains) on derivative activities	19,349	(9,732)
Loss (gain) on sale of assets	76	(190)
Increase (decrease) in cash due to changes in operating assets and liabilities		
Receivables	(65,922)	11,487
Inventories	(25,061)	(31,743)
Accounts payable	31,350	17,900
Other assets and liabilities	19,227	10,901
Cash from operations	63,021	86,418
Financing activities		
Change in net related party balances with Alcoa and subsidiaries	6,596	(25,600)
Issuance of long term debt	-	559
Repayment of long-term debt	(620)	(839)
Net changes in short-term borrowings	(229)	4,025
Cash from (used for) financing activities	5,547	(21,855)
Investing activities		
Capital expenditures	(74,591)	(70,279)
Proceeds from sale of facilities	3,391	4,480
Other	-	21
Cash used for investing activities	(71,200)	(65,778)
Effect of exchange rate changes on cash and cash equivalents	730	(811)
Net change in cash and cash equivalents	(1,902)	(2,026)
Cash and cash equivalents		
Beginning of year	5,259	7,285
End of year	$ 3,357	$ 5,259

The accompanying notes are an integral part of these combined financial statements

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

A. Description of Business

Alcoa Custom Extruded Solutions (ACES or the Business) is a combination of a number of wholly owned businesses and facilities of Alcoa Inc (Alcoa) The Business has twenty-two facilities in eight countries and approximately 6,400 employees Facilities in the United States of America (U S) include Cressona (Pennsylvania), Magnolia (Arkansas), Morris (Illinois), Yankton (South Dakota), Delhi (Louisiana), Louisville (Kentucky), Spanish Fork (Utah), Catawba (North Carolina), and Redd Team (Florida) European facilities include Drunen (Netherlands), Harderwijk (Netherlands), Navarra (Spain), Noblejas (Spain), Perhalsa (Spain), La Selva (Spain), Bolzano (Italy), Fossanova (Italy), Feltre (Italy), Banbury (United Kingdom), Kofém (Hungary), Romania, Mexico and various sales offices throughout the U S and Europe ACES has developed over the years through acquisitions (primarily Alumax, Inespal and Alumix) and greenfield development

ACES sells soft alloy extruded products, primarily to the building and construction industry, transportation and industrial markets Primary products are window and door frames, automotive parts and industrial machine components

In November 2006, Alcoa announced the signing of a letter of intent with Orkla ASA's SAPA Group (Sapa) to create a soft alloy extrusion joint venture with the intention of eventually offering the venture to the public markets through an initial public offering of the combined entity Alcoa is expected to contribute the Business presented in these financial statements to this venture Sapa is expected to also contribute certain entities to the venture The new venture will be majority owned by Orkla and operated by Sapa It is anticipated that the joint venture will be formed by the end of the second quarter 2007, subject to customary government approvals

These financial statements have been prepared on a historical cost basis and do not include the effects of the aforementioned transaction with Sapa The long-lived assets have been classified as held and used and the results of annual impairment assessments indicated that the estimated undiscounted cash flows exceeded the carrying value

B. Summary of Significant Accounting Policies

Principles of Combination
The combined financial statements of the Business include the accounts and companies in which Alcoa has a controlling interest All intercompany balances and transactions between and within entities included in the Business have been eliminated Payables and receivables with Alcoa and its affiliates (other than those of ACES), are recorded as a component of enterprise capital, except for notes payable which are recorded as liabilities The Business is part of a cash pooling arrangement with Alcoa

The financial statements have been carved out from the books and records of Alcoa The statements of operations include all items of revenue and income generated by the Business and all items of expense directly incurred by the Business These include expenses charged to the Business by Alcoa in the normal course of business The financial statements reflect amounts that have been pushed down from Alcoa in order to depict the financial position, results of operations and cash flows of the Business on a stand-alone basis The amounts have been allocated on a basis considered reasonable by management As a result of these allocated amounts, the financial statements of the Business may not be indicative of the results that would be presented if the Business had operated as an independent stand-alone entity For additional information concerning expenses charged to the Business by Alcoa see Note E

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements They may also affect the reported amounts of revenues and expenses during the reporting period Areas that require significant judgments, estimates and assumptions include the testing of property, plant and equipment, other indefinite-lived intangible assets and goodwill for impairment and accounting for revenue recognition, tax matters, environmental matters, and other postretirement benefits Management uses historical experience and all available information to make these judgments and actual results could differ from those estimates upon subsequent resolution of some matters

Risks and Uncertainties

Aluminum is a major component in the production of soft alloy extrusions Suppliers in these areas are limited and represent a significant portion of total costs For the years ended December 31, 2006 and 2005, purchases from Alcoa for aluminum represented 54% and 52%, respectively, of total cost of goods sold For additional details, see Note E

Cash and Cash Equivalents

All highly liquid securities with a maturity of three months or less when purchased are considered cash equivalents Historically, the majority of financing transactions, such as cash receipts and disbursements, have been managed on a centralized basis with Alcoa and allocated to ACES based on its actual cash activity

Foreign Currency

The local currency is the functional currency for locations outside of the United States of America except for the location in Hungary which uses the euro as its functional currency In accordance with Statement of Financial Accounting Standards (SFAS) No 52, *Foreign Currency Translation*, assets and liabilities of those operations denominated in foreign currencies are translated into U S dollars using period-end exchange rates, and income and expenses are translated using average exchange rates for the reporting period In 2006 and 2005, transaction losses (gains) charged to the statement of operations due to exchange rate changes were $1,042 and ($539), respectively

Revenue Recognition and Accounts Receivable

The Business recognizes revenue when title, ownership, and risk of loss pass to the customer in accordance with the provisions of Staff Accounting Bulletin No 104, *Revenue Recognition* Allowances for customer rebates, volume discounts, cash discounts and other customer incentive programs are recorded as a reduction in sales at the time of the sale based upon the historical results to date, estimated future results through the end of the contract period and the contractual provisions of the customer agreements estimated future outcome

Trade accounts receivable are recorded at the invoiced amount and do not bear interest The allowance for doubtful accounts is the Business' best estimate of the amount of probable credit losses in our existing accounts receivable As of December 31, 2006 and 2005, the allowance for doubtful accounts was $14,391 and $11,206, respectively The Business determines the allowance for doubtful accounts based on historical write-off experience The Business reviews its allowance for doubtful accounts quarterly Past due balances over 90 days and over a specified amount are reviewed individually for collectibility Account balances are charged off against the allowance when it is probable the receivable will not be recovered Bad debt provisions are included in selling, general and administrative expense The Business does not have any off-balance-sheet credit exposure related to its customers

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

Amounts invoiced for shipping and handling costs and the actual costs incurred are included in both revenues and cost of goods sold

Inventories
Inventories are carried at the lower of cost or market with cost determined primarily using the last-in, first-out ("LIFO") method in the United States of America and the average-cost method in Europe 38% and 46% of raw materials, work-in-process and finished goods are valued at LIFO as of December 31, 2006 and 2005, respectively The cost of stores inventories is determined under the average-cost method

Properties, Plants and Equipment
Properties, plants and equipment are recorded at cost Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, between 20 and 33 years for structures, and between 4 (mainly for transportation equipment) and 25 years for machinery and equipment Gains or losses from the sale of assets are included in other income Repairs and maintenance are charged to expense as incurred

Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets (asset group) may not be recoverable Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations to which the assets (asset group) related to their carrying amount An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the estimated undiscounted net cash flows The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value generally determined using a discounted cash flow analysis

Asset Retirement Obligations
Certain conditional asset retirement obligations (CAROs) related to extrusion facilities have not been recorded in the combined financial statements because the fair value of such potential retirement obligations cannot be reasonably estimated A CARO is a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within Alcoa's control The perpetual nature of the extrusion facilities, maintenance and upgrade programs, and other factors prevent a reasonable estimation to be made due to uncertainties surrounding the ultimate settlement date At the date a reasonable estimate can be made, Alcoa would record a retirement obligation for the removal, treatment, transportation, storage and (or) disposal of various regulated assets and hazardous materials such as asbestos, underground and aboveground storage tanks, PCBs, various process residuals, solid wastes, electronic equipment waste and various other materials Such amounts may be material to the combined financial statements in the period in which they are recorded

Computer Software
Software is recorded at cost, including certain costs charged from Alcoa for internally developed software Amortization is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 10 years for the software costs of the Alcoa Enterprise Business Solutions ("EBS") systems and 3 years for all other software

Other Intangible Assets
Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited, with a weighted average useful life of approximately 15 years Intangible assets includes the capital lease at the La Selva facility in Spain (see Note G) and patents and trademarks obtained by Redd Team over the past 5 years

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

Environmental Expenditures
Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed as incurred Liabilities are recorded when remedial efforts are probable, and the costs can be reasonably estimated The liability includes costs such as site investigations, consultant fees, feasibility studies, outside contractor, and monitoring expenses Estimates for postclosure monitoring have been discounted at the risk-free treasury rate, but are not reduced by potential claims for recovery Postclosure monitoring costs have been estimated at 20 years as of December 31, 2006 Claims for recovery are recognized as agreements are reached with third parties Any recorded liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other factors that may be relevant, including changes in technology or regulations Total environmental accruals at December 31, 2006 and 2005, were $3,265 and $3,225, respectively, of which $1,627 and $1,261, at December 31, 2006 and 2005, respectively, were included in other current liabilities

Casualty Losses
The Business is self-insured for health care coverage In an effort to mitigate risk, the Business purchases stop-loss insurance from an Alcoa owned captive insurance company for property damage, workers' compensation, automobile and general liability The Business pays a premium to the separate captive insurance company and holds deductibles which vary according to the type of coverage (from $500,000 to $1 million per occurrence) Insurance protection afforded to the Business by Alcoa's captive insurance company is on a claims-made basis and ceases when the Business is no longer a subsidiary of Alcoa Liabilities are recorded by the Business when they are probable and estimable as of the reporting date The Business relies on historical trends and the use of third-party consultants when determining the appropriate reserves

Accounts Payable Arrangements
ACES participates in computerized payable settlement arrangements with certain vendors and third-party intermediaries The arrangements provide that, at the vendor's request, the third-party intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment date ACES makes payment to the third-party intermediary on the date stipulated with its vendors The amounts outstanding under these arrangements that will be paid through the third-party intermediaries are classified as short-term borrowings in the balance sheet and as cash provided from financing activities in the statement of cash flows All amounts in short-term borrowings of December 31, 2006 and 2005 relate to this program Interest expense related to this program was $305 and $242 for the years ended December 31, 2006 and 2005, respectively

Derivatives and Hedging
Aluminum
The Business is exposed to fluctuations in aluminum prices resulting from its sales, purchases and ownership of aluminum products Periodically, the Business measures its net exposure and enters into aluminum hedge contracts with its parent company for a portion of this risk Management enters into these agreements in an effort to manage the risk related to fluctuations in aluminum prices, not to speculate on the market These contracts have not been accounted for as hedges, as the specific documentation requirements of the derivatives accounting standards have not been met The contracts consist of forward purchases and sales and generally mature within 12 months The net realized and unrealized gains and losses resulting from these contracts are recognized in net losses (gains) on derivative activities on the statement of operations during each accounting period For the years ended December 31, 2006 and 2005, net losses on derivative activities for metal contracts were $15,635 and $2,660, respectively

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

Foreign Exchange
The Business is exposed to fluctuations in various currencies resulting from its sales, purchases and ownership of aluminum products Periodically, the Business measures its net exposure and enters into foreign exchange currency contracts with its parent company for a portion of this risk Management enters into these agreements in an effort to manage the risk related to fluctuations in currencies other than the U S dollar not to speculate on the market These contracts have not been accounted for as hedges, as the specific documentation requirements of the derivatives accounting standards have not been met The contracts consist of forward purchases and sales and generally mature between 3 months and 6 years The net realized and unrealized gains and losses resulting from these contracts are recognized in net losses (gains) on derivative activities on the statement of operations during each accounting period For the years ended December 31, 2006 and 2005, net losses (gains) on derivative activities for foreign currency contracts were $3,714 and ($12,392), respectively

Natural Gas
The Business uses derivative instruments for purposes other than trading Fair value losses (gains) of cash flow hedging contracts for natural gas were $5,717 and ($7,473) at December 31, 2006 and 2005, respectively, and were recognized in accumulated other comprehensive income (net of tax) and divisional equity within enterprise capital ACES anticipates the continued requirement to purchase natural gas for its operations The Business enters into futures and forward contracts with its parent company to reduce volatility in the price of natural gas

Income Taxes
The provision for income taxes has been calculated on a "separate return" basis on the statement of operations and is determined using the asset and liability approach of accounting for income taxes Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year Deferred taxes result from differences between the financial and tax bases of the Business' assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted Valuation allowances are recorded to reduce the deferred tax assets when it is more likely than not that a tax benefit will not be realized The Business is included in Alcoa's U S consolidated tax return As such, amounts payable or receivable for U S income taxes are reflected in divisional equity within enterprise capital

Stock-Based Compensation
Certain employees of the Business receive stock options under Alcoa's stock incentive plans On January 1, 2006, the Business adopted SFAS No 123 (revised 2004), *Share-Based Payment*, which requires the company to recognize compensation expense for stock-based compensation based on the grant date fair value Prior to January 1, 2006, the Business accounted for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No 25, *Accounting for Stock Issued to Employees*, and related interpretations Alcoa has elected the modified prospective application method for adoption, and prior period financial statements have not been restated

Stock options under Alcoa's stock-based compensation plans have been granted at not less than market prices on the dates of grant The Business recognizes compensation expense for employee equity grants using the non-substantive vesting period approach, in which the expense (net of estimated forfeitures) is recognized ratably over the requisite service period based on the grant date fair value Determining the fair value of stock options at the grant date required judgment including estimates for the average risk-free interest rate, expected volatility, expected exercise behavior, expected dividend yield, and expected forfeitures If any of these assumptions differ from actual, stock-based compensation expense could be impacted Prior to 2006, the Business

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

accounted for stock-based compensation using the nominal vesting approach related to retirement-eligible employee, in which the compensation expense was recognized ratably over the original vesting period As part of Alcoa's stock-based compensation plan design, individuals that are retirement-eligible have a six-month requisite service period in the year of grant Equity grants are issued in early January each year Beginning in 2006, performance stock options were granted to certain individuals The final number of options granted is based on the outcome of Alcoa's annual return on capital results against the results of a comparator group of companies However, an individual can earn a minimum number of options if Alcoa's return on capital meets or exceeds its cost of capital

In addition to the stock options described above, Alcoa granted stock awards that vest in three years from the date of grant Certain of these stock awards were granted with the same performance conditions described above for performance stock options

The following table summarizes the total compensation expense recognized for all stock options and stock awards

	2006	2005
Stock-based compensation expense reported in income		
Stock option grants	$ 100	$ -
Stock award grants	686	472
Total stock-based compensation expense before income taxes	786	472
Income tax benefit	275	165
Total stock-based compensation expense, net of income tax benefit	$ 511	$ 307

Prior to the adoption of SFAS 123 (revised) in 2006, no stock-based compensation expense was recognized for stock options There was no stock-based compensation expense capitalized in 2006 or 2005

Recently Adopted Accounting Standards

On January 1, 2006, the Business adopted SFAS No 123 (revised 2004), *Share-Based Payment*, which requires the company to recognize compensation expense for stock-based compensation based on the grant date fair value Prior to January 1, 2006, the Business accounted for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No 25, *Accounting for Stock Issued to Employees*, and related interpretations The Business has elected the modified prospective application method for adoption, and prior period financial statements have not been restated See above for further information

In September 2006, the FASB issued SFAS No 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No 87, 88, 106 and 132(R)*, ("SFAS 158") The provisions of SFAS 158 are applied on a prospective basis as retrospective application is not permitted under the standard SFAS 158 requires an employer to recognize the funded status of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with a corresponding amount in other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income This requirement became effective for the Business for its December 31, 2006 year-end Upon adoption of SFAS 158, the Business continued to apply the provisions in SFAS Nos 87, 88 and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost The adoption of SFAS 158 resulted in an increase to accumulated other comprehensive income of

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

$129, a decrease in the postretirement liability of $199 and a reduction in deferred tax assets of $70 at December 31, 2006 See Note J for further information

Recently Issued Accounting Standards
In November 2005, the FASB issued SFAS No 151, *Inventory Costs – Amendment of ARB No 43, Chapter 4* This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges Additionally, this standard requires that allocation of fixed production overhead related to the costs of conversion be based on the normal capacity of the production facilities The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2006 The Business is currently evaluating the impact of this standard on ACES's financial results

In July 2006, the FASB issued FASB Interpretation No 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No 109*, ("FIN 48") FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return FIN 48 is effective in the first quarter of 2007 Management has determined that there is no impact of this interpretation on the Business's financial statements

In September 2006, the FASB issued SFAS No 157, *Fair Value Measurements*, ("SFAS 157") SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements SFAS 157 becomes effective for the Business on January 1, 2008 Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions The adoption of SFAS 157 is not expected to have a material impact on the Business's financial statements

In February 2007 the FASB issued SFAS No 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No 115* This statement permits entities to choose to measure many financial instruments and certain other items at fair value The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments This requirement becomes effective for the Business for years beginning after November 15, 2007 The Business is currently reviewing the potential impacts of adopting this standard

C **Inventories**

	2006	2005
Raw materials	$ 51,315	$ 48,055
Work in process	106,847	83,473
Finished goods	74,554	48,115
Stores	16,121	14,298
	248,837	193,941
Less LIFO reserve	42,135	22,491
	$ 206,702	$ 171,450

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

D Properties, Plants and Equipment, Net

	2006	2005
Land	$ 33,196	$ 29,863
Structures	159,906	147,711
Machinery and equipment	789,284	713,200
	982,386	890,774
Less Accumulated depreciation	509,212	429,576
	473,174	461,198
Construction work-in-progress	37,633 *	32,509 *
	$ 510,807	$ 493,707

*Project costs associated with EBS are included in this balance, and at December 31, 2006 and 2005, totaled $2,307 and $146 Upon completion of the project, these software costs are expected to be capitalized and recorded as computer software

E Related Party Transactions

The Business buys products and services from and sells products to various related companies. Alcoa and its subsidiaries, at negotiated prices between the two parties, some of which are below market prices These transactions are recorded as inventory and divisional equity on the balance sheet and cost of goods sold on the statement of operations when sold Purchases of metal (including aluminum, primary ingot and scrap) from Alcoa and its subsidiaries totaled $608,497 and $477,156 for the years ended December 31, 2006 and 2005, respectively

The Business also sells to subsidiaries of Alcoa These transactions are recorded as divisional equity on the balance sheet and as related party sales on the statement of operations Sales to Alcoa from ACES totaled $81,168 and $110,711 for the years ended December 31, 2006 and 2005, respectively

Alcoa charges the Business for various services including financial shared services (accounts receivable, accounts payable, shared ledger, payroll, etc), insurance, credit and collection, audit, energy management, legal, environmental health and safety, metals management, information technology and other administrative costs These charges are allocated primarily based on headcount Insurance costs are allocated based upon historical claims cost per person for the Business In addition, the Business is included in Alcoa's U S consolidated tax return As such, amounts payable or receivable for U S income taxes are reflected in divisional equity on the balance sheet The expenses charged to the Business by Alcoa in the normal course of business consist of the following, and are reflected in cost of goods sold and selling, general and administrative expenses in the statements of operations and divisional equity

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

Information technology	$	10,948	$	11,531
Accounting, procurement and tax		8,491		7,248
Human resources		3,149		3,151
Technical development (research and development)		1,383		909
Environmental, health and safety		836		895
Legal		857		542
Other services		152		45
	$	25,816	$	24,321

Various locations of the Business also hold various interest-bearing notes receivable and notes payable with other entities of Alcoa These notes typically mature one year from the issuance date and bear interest at Euro Interbank Offered Rate for the term of the loan plus 1 25% (4 03% to 5 28% for 2006 and 3 35% and 4 09% for 2005) Each of these notes has been extended during 2007 to mature in April or May 2008 As of December 31, 2006 and 2005 notes payable of $44,530 and $35,303, respectively, are held by Romania, Navarra and La Selva and have been included in notes payable with Alcoa and subsidiaries in these financial statements As of December 31, 2006 and 2005 notes receivable with entities of Alcoa of $3,883 and $12,712, respectively, are held by Banbury, Drunen, Perfialsa and Kofem have been included in divisional equity of these financial statements

Alcoa will provide financial support, as necessary, to the Business, in order to ensure that they will have the financial means necessary to meet all outstanding liabilities from third parties for as long as Alcoa controls business or the period to January 1, 2008 whichever is shorter

G Lease Expense

Various warehouses, office space, mobile equipment, automobiles, and computer equipment are subject to operating lease agreements of the Business, some of which contain renewal options, escalation clauses and requirements that the Business pay taxes, insurance and maintenance costs Total expense for all operating leases was $8,735 and $8,192 in 2006 and 2005, respectively Under long-term operating leases, minimum annual rentals are $6,559 in 2007, $4,242 in 2008, $1,521 in 2009, $767 in 2010, $369 and a total of $42 for 2012 and thereafter Several of the leases above are in the process of renegotiation and therefore, are not reflected in future minimum annual rentals

The La Selva land and manufacturing facility in Spain is a capital lease which was entered into with the local government of Selva del Camp (Tarragona) in October 2000 The term of this lease is 15 years and contains a renewal option, escalation clauses and requirements that the Business pay taxes, insurance and maintenance costs At the end of the lease term there is a separate agreement with the local government allowing the transfer of ownership with no additional payment As of December 31, 2006 and 2005, intangible assets include $6,621 and $5,939 of gross intangible assets and $404 and $551 of accumulated amortization, respectively

H Restructuring and Other Charges, net

During the year ended December 31, 2006, ACES incurred $636 in restructuring costs, the majority of which was for lay-off costs related to the reorganization of the sales organization Approximately 35 people are impacted by this reduction in personnel As of December 31, 2006, the lay-off

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

liability is $11,757, of which $8,621 is included in other current liabilities and expected to be paid within the next year with the remainder in other long term liabilities and due to be paid by 2014 During 2006 approximately 135 people were laid off and their severance payments began

During the year ended December 31, 2005, ACES incurred $23,186 in restructuring costs of which $21,354 was for lay-off costs, $5,776 for the impairment of selected equipment in various facilities in the United States, United Kingdom, and Netherlands which had been idled, scrapped and removed from the facility partially offset by a gain of $(3,944) on the sale of the Drunen die shop The lay-off costs related to the reduction in resources at all facilities in an effort to become more competitive and have a higher employee to management ratio Approximately 400 employees are impacted by this reduction in personnel As of December 31, 2005, the lay-off liability is $15,880, of which $5,333 is included in other current liabilities and expected to be paid within the next year with the remainder in other long term liabilities and due to be paid by 2014

I. Long-Term Obligations

In connection with one of the Business's business acquisitions, the Business assumed a tax exempt bond with a local municipality The bond is due in equal monthly installments through September 2019 and bears interest at 4% per annum Amounts outstanding at December 31, 2006 and 2005 were $1,662 and $1,760, respectively

The Business has capital lease obligations related to the La Selva facility discussed above Outstanding balances at December 31, 2006 and 2005 were $5,256 and $5,316, respectively Lease payments are due in equal monthly installments and the lease matures in October 2015

The Navarra facility has multiple notes outstanding with local and national governments in Spain These notes, totaling $1,553 and $1,557 at December 31, 2006 and 2005, respectively, relate to borrowings for research and development projects The interest rates on the notes range from interest-free to LIBOR plus 50 basis points Maturities range from January 2007 through June 2013

The amount of long-term debt, including capital lease obligations, maturing in each of the next five years is $837 in 2007, $828 in 2008, $853 in 2009, $845 in 2010, $758 in 2011 and $4,350 thereafter

J Pension and Other Postretirement Benefit Plans

The majority of the Business' employees in the U S are part of pension plans maintained by Alcoa Pension benefits generally depend on length of service, job grade, and remuneration The Business also is part of other postretirement benefit plans of Alcoa and maintains a separate postretirement benefit plan for the Delhi facility that provides certain U S retired employees with health care and life insurance benefits

For purposes of these financial statements, total pension plan expense is calculated and allocated to all locations that have active participants A location's charge is based upon their employees' "service cost", "active interest cost", "prior service cost/benefit" for plan amendments less any remaining "expected return on plan assets" It is assumed the "expected return on plan assets" first offsets "retiree interest cost" and "amortization of gains/losses" If any remains, it then offsets a location's direct allocation of the cost Pension expense recognized in these financial statements totaled $6,071 and $6,838 for the years ended December 31, 2006 and 2005, respectively,

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

For purposes of these financial statements, total other post retirement benefit plan expense is calculated and allocated to all locations that have participants A location's charge is based upon their active and retiree population's "service cost", "active and retiree interest cost", "prior service cost/benefit" for plan amendments and "amortization of gains/losses" Other post retirement benefit expense recognized in these financial statements totaled $2,152 and $2,119 for the years ended December 31, 2006 and 2005, respectively.

Certain employees of ACES at the Delhi facility hired prior to January 1, 2002, who are not covered by any other Alcoa postretirement plan, may become eligible for these health care benefits if they work for ACES until retirement age The details of the Delhi plan are as follows

	2006	2005
Projected benefit obligation at end of year	$ 522	$ 495
Fair value of plan assets at end of year	-	-
Funded status	(522)	(495)
Unrecognized net actuarial gains	(103)	(85)
Unrecognized net prior service benefit	(96)	(121)
Net amount recognized (before adoption of FAS 158)	$ (721)	$ (701)
Net amount recognized (after adoption of FAS 158)	$ (522)	$ -
Net periodic benefit costs	$ 22	$ 32

The net amount recognized is classified as accrued postretirement benefits

Assumptions used to determine benefit obligations are as follows

December 31	2006	2005
Discount rate	5 95%	5 70%

Assumptions for the year ended December 31

	2006	2005
Discount rate	5 70%	6 00%

Healthcare trend rates	2006	2005
Assumed for the next year	7 0%	8 0%
Rate to which the cost trend rate gradually declines	5 0%	5 0%
Year the rate reaches the rate at which it is assumed to remain	2011	2010

Other Plans
Employees at the Kofem facility in Hungary are eligible for a lump sum payment at retirement based upon years of service at the age of retirement This liability has been estimated to be $2,230 and $2,230 as of December 31, 2006 and 2005, respectively Assumptions used to calculate this liability include a discount rate of 6 60%, rate of compensation increase of 3 50% and a withdrawal rate of 10%

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

Certain ACES employees at the Magnolia facility participate in a multiemployer pension plan Contributions were made to the multiemployer pension plan of $1,404 and $1,340, respectively, in 2006 and 2005

In addition, the Business participates in defined contribution plans of Alcoa that cover substantially all U S employees Contributions to these plans were $6,266 and $5,952 in 2006 and 2005, respectively

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

K. **Income Taxes**

The provision for taxes on income consisted of

	2006	2005
Current		
U S federal	$ 14,935	$ 9,893
Foreign	3,180	(857)
State and local	450	132
	18,565	9,168
Deferred		
U S federal	(7,722)	(869)
Foreign	(2,513)	1,075
State and local	(253)	(94)
	(10,488)	112
	$ 8,077	$ 9,280

The effective rate is mainly a result of the U S federal statutory rate adjusted by taxes on foreign earnings and to a lesser extent U S state income taxes The majority of the non-U S earnings have full valuation allowances recorded against their net deferred tax assets as it is more likely than not that the assets will not be recognized

Alcoa-Kofém currently includes various businesses of Alcoa in Hungary The entire Alcoa-Kofém business, of which the Kofém extrusion facility is currently part, is entitled to a tax holiday for the years 2001-2011, as a consequence of the investment in manufacturing assets put into use in the period of 1997-2000, exceeding HUF 10 billion and, a headcount increase of 500 employees (compared to 1996) was required for the subsequent years to enjoy the tax benefit The European Union agreed to this tax holiday until 2011 as part of Hungary's accession to the EU These financial statements reflect a tax holiday for Kofem extrusions' taxable earnings as they have been part of the tax holiday The Hungarian tax rate is currently 16% and the tax savings from this holiday is estimated to be $2,043 in 2006

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

The components of net deferred tax assets and liabilities at December 31 are as follows

	2006	2005
Deferred tax assets		
Employee benefits	$ 617	$ 2,427
Loss provisions	5,932	4,928
Derivative and hedging activities	2,001	-
Other	2,728	2,369
Tax loss carryforwards	55,249	49,867
	66,527	59,591
Deferred tax liabilities		
Depreciation	(57,097)	(56,650)
Deferred income	(2,519)	(11,350)
Derivative and hedging activities	-	(2,615)
Other	(2,398)	(2,651)
	(62,014)	(73,266)
Valuation allowances	(45,985)	(42,276)
Net deferred taxes	$ (41,472)	$ (55,951)

The tax loss carryforwards reflected above are for countries that have loss expiration periods from 5 years to periods which are unlimited

The cumulative amount of foreign undistributed net earnings for which no deferred taxes have been provided was $110,522 at December 31, 2006 Management has no plans to distribute such earnings in the foreseeable future It is not practical to determine the deferred tax liability on these earnings

L Financial Instruments

The carrying amounts of the Business's financial instruments approximate fair value because of the short maturity of the instruments

M Contingencies and Commitments

Litigation
Various lawsuits, claims and proceedings have been or may be instituted or asserted against entities within the Business, including those pertaining to environmental, product liability, and safety and health matters While the amounts claimed may be substantial, the ultimate liability cannot be determined now because of the considerable uncertainties that exist Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies However, based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the Business's financial position

Environmental
The Business is subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes and the protection of the environment As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Business's properties or any

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

associated offsite disposal location, or if contamination from prior activities is discovered at any of the Business's properties, the Business may be held liable From time to time, the Business is involved in regulatory proceedings and inquiries relating to compliance with environmental laws, permits and other environmental matters The Business is currently involved with ongoing maintenance at certain of its facilities which are expensed as incurred There is environmental remediation currently taking place, for which an estimated accrual has been recorded A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated No assurance can be given, however, that additional environmental issues relating to the presently known remediation matters or identified sites or to other sites or matters will not require additional investigation, assessment or expenditures The following discussion provides additional details regarding the current status of the Business' significant sites where the final outcome cannot be determined or the potential costs in the future cannot be estimated

Liabilities at the Italian sites are complex due to the indemnity provided to Alcoa upon acquisition from Alumix and due to the interaction of existing environmental laws and regulations to the indemnities Reserves for Bolzano and Feltre total $809 and $921 at December 31, 2006 and 2005, respectively At both Bolzano and Feltre, Alcoa has entered into civil court proceedings against Alumix to require them to honor the indemnity provided to Alcoa in 1998

Bolzano Contamination at Bolzano is primarily associated with contamination in soils and groundwater in excess of the former Italian Soils Law (Decree 471/99) Current regulations (Decree 152/06) allow for a risk-based process to determine whether additional remediation is required In a due diligence study prepared in 2005, it was estimated that much of this contamination is beneath the active operations The requirement to remove these soils is expected to be largely dependent on the future use of the site as well as any future changes to existing regulations If industrial operations continue at this location, any requirement to remediate these soils will be deferred during the active industrial life of the facility Regarding groundwater contamination, a meeting was held with the Bolzano Provincial Authority in March 2007 in response to Alcoa's notification of the presence of contamination at the Bolzano site, and their receipt from the Italian Ministry of Environment of a request to install a hydraulic containment system up-gradient of the Bolzano Site of National Interest (SIN) to preclude contaminated ground water from the Bolzano site from entering the SIN Alumix was invited to attend but declined

The Province agreed that the contamination in groundwater predates Alcoa's ownership and that the current contaminants (fluoride) are not used in the production process at Bolzano On this basis, the Province agreed at the meeting to construct two hydraulic containment wells on Alcoa property at their expense Alcoa is considering whether the extracted groundwater may be suitable for use in Bolzano's production process but will not accept any responsibility for treatment of the groundwater to meet industrial wastewater treatment levels Alcoa also asked that Alumix become involved as the contaminator of the site The Business' current reserve estimate of remediation costs reflects some participation with the Province in the installation and operation of the hydraulic containment system, and deferral of any active soil remediation until the closure of the industrial operations The current reserve reflects the environmental liability required of an active facility but does not contemplate any reimbursement from Alumix as included the 1998 purchase agreements

Feltre The most recent site investigations, which were completed in 2005, identified limited soil and groundwater contamination in excess of the Decree 471/99 thresholds In 2002-2003 the area external to main production portion of the site was also investigated This investigation identified piles of waste materials and debris resulting from rolling mill operations that ceased prior to Alcoa acquisition Although site groundwater quality monitoring has been conducted on a regular basis over last two years, it is difficult to estimate liabilities associated with impact to groundwater by chlorinated hydrocarbons, given its limited extent and irregular pattern

Alcoa Custom Extruded Solutions
Notes to Combined Financial Statements
Years Ended December 31, 2006 and 2005

(in thousands of dollars)

Alcoa has notified the local authorities of the presence of contamination within the site and has received an emergency order to remediate from the City Mayor Alcoa appealed this original order on the grounds that Alumix - not Alcoa - is the polluter In April 2007 Alcoa won the appeal, and the Province initiated discovery to determine who the polluter is A revised order will be issued once this is resolved The current reserve reflects the environmental liability required of an active facility but does not contemplate any reimbursement from Alumix as included the 1998 purchase agreements

Cressona In March 1993 Cressona Aluminum Company entered into a Consent Decree (Civil Action No 92-5212) with U S Environmental Protection Agency for remediation of polychlorinated biphenyls (PCBs) in soils and in production areas at the Cressona facility Alcoa purchased the Cressona facility in 1998 and took responsibility for implementing the remediation requirements under the consent decree Investigations are complete for the manholes and inlets and a groundwater assessment program is underway Remediation is complete for the floors, and in six of ten press pits The four remaining pits are obstructed and Alcoa has not been able to achieve the cleanup standard Soil remediation has been completed in the majority of areas except for PCB contamination associated with three transformers and courtyard area soils where further remediation has been deferred until plant closure Further remediation of the manholes and inlets has also been deferred until plant closure Alcoa has assessed the liability associated with the outstanding items under the consent decree and has a reserve of $719 and $920 at December 31, 2006 and December 31, 2005, respectively, to address the deferred remediation of the soils, manholes and inlets and further investigation of subsurface contamination associated with the stretcher 17 area No reserve has been established at this time to address any soil or free product contamination in the stretcher 17 area as the extent of contamination and its associated cost for clean-up is not estimable at this time

Casualty losses

In 2006 the Business recognized a gain in other income of $1,512 and reduced cost of sales by $2,115 for damage related to flood and press crack losses at the Cressona facility in the U S As of December 31, 2006, a receivable with the Alcoa-related insurance company of $950 remains for this claim As the claim remains active additional amounts for additional property damage and business interruption matters may be recognized in 2007

The Business recognized a gain in other income of $652 for property damage in 2005 and reduced cost of sales by $917 for business interruption in 2006 related to a fire at the Feltre facility in Italy in 2005 As of December 31, 2006, a receivable with the Alcoa-related insurance company of $1,757 remains for this claim

N Subsequent Event (unaudited)

On June 8, 2007, Alcoa completed the creation of its soft-alloy extrusion joint venture with Sapa Group, part of Orkla ASA The joint venture involved the contribution of the majority of the assets and liabilities of ACES into a joint venture company, Sapa AB The new company is majority owned and operated by Sapa Group, based in Stockholm, Sweden Also, certain assets and liabilities, which are included in these combined financial statements, were not contributed to the new venture but remain as part of Alcoa The impacts of this transaction are not reflected in these combined financial statements

Appendix B

Major subsidiaries contributing in aggregate at least 90% of consolidated EBITA

Legal entity	Area	Orkla Ownership	Jurisdiction
Elkem AS	Elkem	100.00%	Norwegian
Elkem Energi Handel AS	Elkem	100.00%	Norwegian
Elkem Energi Siso AS	Elkem	100.00%	Norwegian
Elkem Energi Bremanger AS	Elkem	100.00%	Norwegian
Saudefaldene AS	Elkem	85.00%	Norwegian
EH Inc	Elkem	100.00%	US
Elkem Bjølvefossen AS	Elkem	100.00%	Norwegian
Thamshavn Simet	Elkem	100.00%	Norwegian
Carboderivados SA	Elkem	100.00%	Brazil
Pollen Kraft AS	Elkem	51.00%	Norwegian
Icelandic Alloys Ltd	Elkem	100.00%	Islandic
SUM Elkem 11			
Sapa Profiler AB	Sapa	100.00%	Swedish
Sapa Heat Transfer (Shanghai) Ltd	Sapa	100.00%	China
Sapa Heat Transfer AB	Sapa	100.00%	Swedish
RCA NV	Sapa	100.00%	Belgium
Sapa Al. Spz o. o.	Sapa	100.00%	Polen
Sapa Inc. (US)	Sapa	100.00%	US
Sapa Profilés Puget S.A.	Sapa	100.00%	France
Sapa RC Profiles SA	Sapa	100.00%	France
Sapa Profiles Ltd	Sapa	100.00%	UK
Sapa Building System AB	Sapa	100.00%	Swedish
Sapa Nederland	Sapa	100.00%	Nederland
Sapa RC System SA (France)	Sapa	100.00%	France
Sapa Portugal S.A	Sapa	100.00%	Portugal
Sapa Building System SNC	Sapa	100.00%	France
Sapa Profily a.s.	Sapa	100.00%	Slovakia
SUM Sapa 15			
Lilleborg AS	Orkla Brands	100.00%	Norwegian
Nidar AS	Orkla Brands	100.00%	Norwegian
OLW AB	Orkla Brands	100.00%	Swedish
KiMs A/S (DK)	Orkla Brands	100.00%	Danish
MöllerCollett	Orkla Brands	100.00%	Norwegian
KiMs Norge AS	Orkla Brands	100.00%	Norwegian
Göteborgs Kex AB	Orkla Brands	100.00%	Swedish
Chips Ab	Orkla Brands	100.00%	Finnish
Sætre AS	Orkla Brands	100.00%	Norwegian
La Mote	Orkla Brands	100.00%	Norwegian
SUM Orkla Brands 10			
Borregaard Ind Ltd	Borregaard	99.99%	Norwegian
LignoTech USA Inc	Borregaard	99.99%	US
Borregaard Deutschland GmbH	Borregaard	100.00%	German
Borregaard Italia S.p.a	Borregaard	99.99%	Italien
Borregaard Trælandsfos AS	Borregaard	100.00%	Norwegian
LignoTech Finland Oy	Borregaard	99.99%	Finnish

ORKLA

Legal entity	Area	Orkla Ownership	Jurisdiction
Øraveien Industripark AS	Borregaard	100.00%	Norwegian
SUM Borregaard 7			
Stabburet AS	Orkla Foods	100.00%	Norwegian
Procordia Food AB	Orkla Foods	100.00%	Swedish
Bakers AS	Orkla Foods	100.00%	Norwegian
Abba Seafood AB	Orkla Foods	100.00%	Swedish
Felix Abba Oy	Orkla Foods	100.00%	Finnish
Sladco	Orkla Foods	99.00%	Russian
Beauvais A/S	Orkla Foods	100.00%	Danish
KåKå AB	Orkla Foods	100.00%	Swedish
Panda	Orkla Foods	100.00%	Finnish
Idun Industri AS	Orkla Foods	100.00%	Norwegian
Odense Marcipan A/S	Orkla Foods	100.00%	Danish
Felix Austria	Orkla Foods	100.00%	Austrian
Dragsbæk Margarinfabrik A/S	Orkla Foods	66.67%	Danish
Jästbolaget	Orkla Foods	100.00%	Swedish
SUM Orkla Foods 14			
Orkla Finans Kapitalforvaltning ASA	Orkla Financial Investments	100.00%	Norwegian
Karenslyst allé 6 AS	Orkla Financial Investments	100.00%	Norwegian
SUM Orkla Financial Investments 2			

Appendix C

Ernst & Young AS' independent assurance report on the compilation of the unaudited pro forma financial information

ERNST & YOUNG

To the Board of Directors of Orkla ASA

In accordance with EU Regulation No 809/2004, we report on the compilation of the unaudited pro forma condensed financial information ("Pro Forma Financial Information") of Orkla ASA ("the Company") consisting of the unaudited pro forma condensed balance sheet of the Company as at 31 December 2006, the unaudited pro forma condensed income statement of the Company for the period ended 31 December 2006 and accompanying description and notes to the Pro Forma Financial Information, which is set out in Section 8.2 of the Company's Information Memorandum dated 6 July 2007.

The Pro Forma Financial Information has been compiled on the basis described in Section 8.2 for illustrative purposes only, to provide information about how the combination might have affected the condensed consolidated balance sheet of the Company as at 31 December 2006 and the condensed income statement of the Company for the period ended 31 December 2006. Because of its nature, the Pro Forma Financial Information addresses a hypothetical situation and, therefore, does not represent the Company's actual financial position or results.

Management's responsibility
It is management's responsibility to compile the Pro Forma Financial Information in accordance with the requirements of EU Regulation No 809/2004.

Reporting responsibility
It is our responsibility to form an opinion, as required by Annex II item 7 of EU Regulation No 809/2004, as to the proper compilation of the Pro Forma Financial Information. The aforementioned opinion does not require an audit of historical unadjusted financial information, the adjustments to conform the accounting policies of Alcoa Custom Extruded Solutions ("ACES") to the accounting policies of the Company, or the assumptions summarized in the accompanying description and notes. The historical carve out financial information of ACES prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") as of and for the year ended 31 December 2006, used in the compilation of the Pro Forma Financial Information, was audited by other auditors and accordingly we do not accept any responsibility for any historical financial information reported on by other auditors. We are not responsible for updating any reports or opinions previously issued by us for any events that occurred subsequent to the date of our report on the historical financial information used in the compilation of the Pro Forma Financial Information.

Work performed
Except as described in the following paragraphs, we conducted our work in accordance with International Standard on Assurance Engagements 3000, "Assurance Engagements Other than Audits or Reviews of Historical Financial Information". We planned and performed our work to obtain reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company. Our work primarily consisted of comparing the unadjusted financial information with the source documents as described in Section 8.2, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with management of the Company.

We were unable to perform all the procedures we considered necessary with respect to adjustments relating to a complete conversion of the accounting policies of ACES to the accounting policies of the Company, as described in Section 8.2 (the description of the transaction and Note 1).

Opinion
In our opinion, except for the effects of such changes, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the adjustments relating to the conversion of ACES's accounting policies to the accounting policies of the Company, in all material respects:

a) The Pro Forma Financial Information has been properly compiled on the basis stated in the description of the transaction and notes to the Pro Forma Financial Information included in Section 8.2; and
b) That basis is consistent with the accounting policies of the Company.

ORKLA

ERNST & YOUNG

Without qualifying our opinion we draw attention to the uncertainty related to the preliminary Purchase Price Allocation of ACES, as described in Section 8.2 (the description of the transaction and Note 3

This report is issued for the sole purpose of inclusion in the Information Memorandum as required by the Oslo Stock Exchange "Continuing Obligations for Listed Companies" section 3.5 to provide information about Orkla due to the combination of the soft alloy aluminium profile operations of Orkla and Alcoa Inc. No shares or securities are being offered or sold pursuant to this Information Memorandum. Therefore, this report should not be used or relied upon for any purpose other than the Information Memorandum described above.

Oslo, 6 July 2007
Ernst & Young AS

Kjetil Rimstad
State Authorised Public Accountant (Norway)

END